Exhibit 99.1

ELETROPAULO METROPOLITANA ELETRICIDADE DE SÃO PAULO S.A.

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

CONTENT

São Paulo Corporate Towers Av. Presidente Juscelino Kubitschek, 1909 Vila Nova Conceição, São Paulo - SP, 04543-011 Tel: +55 11 2573 3000 ey.com.br

INDEPENDENT AUDITORS’ REPORT ON FINANCIAL STATEMENTS

The Board of Directors

Eletropaulo Metropolitana Eletricidade de São Paulo S.A.

We have audited the accompanying financial statements of Eletropaulo Metropolitana Eletricidade de São Paulo S.A. (the Company), which comprise the statements of financial position as of December 31, 2017, and the related statements of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eletropaulo Metropolitana Eletricidade de São Paulo S.A. at December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Audit of prior year

We have not audited, reviewed or compiled the comparative information herein as of and for the year ended December 31, 2016, and, accordingly, we express no opinion on it.

São Paulo, June 03, 2019.

/s/ Ernst & Young
ERNST & YOUNG Auditores Independentes S.S.

STATEMENTS OF FINANCIAL POSITION

December 31, 2017 and 2016

(In thousands of reais - R$)

			Unaudited
	Notes	2017	2016
CURRENT ASSETS
Cash and cash equivalents	4	309,283	198,773
Short-term investments	4	291,994	868,858
Receivables from consumers, resellers and others	5	2,114,094	2,065,198
Recoverable Income tax and social contribution	8	32,126	34,552
Other recoverable taxes	8	89,512	68,543
Accounts receivable - agreements	6	141,213	90,014
Other receivables	10	346,427	291,839
Inventories		30,182	23,962
Prepaid expenses		37,067	33,041
Financial sector assets, net	12	18,288	44,243
TOTAL CURRENT ASSETS		3,410,186	3,719,023

NONCURRENT ASSETS
Receivables from consumers, resellers and others	5	26,679	25,534
Other recoverable taxes	8	62,244	44,003
Deferred income tax and social contributions	9	1,969,278	1,552,540
Escrows and judicial deposits	18	532,495	491,806
Accounts receivable - agreements	6	11,657	6,843
Other receivables	10	46,762	67,196
Financial assets related to the concession agreement	11.1	3,011,833	2,386,192
Other assets		44,049	13,082
Property, plant and equipment, net		72,762	69,645
Intangible assets, net	11.2	5,082,459	5,189,333
TOTAL NONCURRENT ASSETS		10,860,218	9,846,174

TOTAL ASSETS		14,270,404	13,565,197

See accompanying notes.

STATEMENTS OF FINANCIAL POSITION

December 31, 2017 and 2016

(In thousands of reais - R$)

			Unaudited
	Notes	2017	2016
CURRENT LIABILITIES
Trade accounts payable	13	1,789,718	1,468,254
Loans and financing	15	461,099	278,215
Debentures	15	534,728	575,065
Finance lease	15	30,616	28,599
Government grants		4,916	3,971
Income tax and social contribution payable	14	—	2,627
Other taxes payable	14	452,952	524,851
Dividends and interest on shareholder’s equity payable		2,046	23,083
Labor and social liabilities	17	119,379	115,734
Sector charges	19	296,933	454,481
Provision for legal proceedings and others	18	481,893	163,602
Other liabilities	20	258,807	250,225
TOTAL CURRENT LIABILITIES		4,433,087	3,888,707

NONCURRENT LIABILITIES
Loans and financing	15	473,056	510,611
Debentures	15	2,016,646	1,830,782
Finance lease	15	52,867	48,123
Government grants		12,570	11,950
Private pension costs liabilities	16	3,707,100	3,777,347
Provision for legal proceedings and others	18	1,546,924	359,580
Sector charges	19	30,868	56,508
Labor and social liabilities	17	937	743
Sector fund for infrastructure imdemnity		66,085	66,085
Other liabilities	20	8,453	7,047
Financial sector liabilities, net	12	113,379	312,902
TOTAL NONCURRENT LIABILITIES		8,028,885	6,981,678

EQUITY
Capital	21.1	1,323,486	1,257,629
Capital reserves	21.4	693,338	692,452
Treasury shares	21.2	(49,236)	—
Other comprehensive income/Equity valuation adjustments	21.5	(646,685)	(578,755)
Proposed capital increase	21.6	—	65,857
Income reserves:	21.6
Legal reserve		248,984	248,984
Statutory reserve		238,545	1,008,645
TOTAL EQUITY		1,808,432	2,694,812

TOTAL LIABILITIES AND EQUITY		14,270,404	13,565,197

See accompanying notes.

STATEMENTS OF PROFIT OR LOSS

Years ended December 31, 2017 and 2016

(In thousands of reais - R$, except earnings/loss per share)

			Unaudited
	Notes	2017	2016
NET OPERATING REVENUE	23	13,168,492	11,659,899
OPERATING COSTS
Electricity cost
Electricity purchased for resale	24	(7,558,033)	(6,432,673)
Electricity purchased for resale - PROINFA	24	(241,326)	(305,213)
Transmission and distribution system use charges	24	(944,280)	(943,159)

Operation cost
Personnel and management compensation		(821,900)	(783,512)
Private pension costs	16	(392,715)	(355,665)
Third-party services		(563,412)	(567,075)
Material		(61,455)	(77,130)
Construction cost		(1,035,001)	(802,512)
Estimated loss on doubtful accounts	7	(170,683)	(309,011)
Provision for contingencies and others, net		(45,829)	(24,839)
Depreciation and amortization		(524,054)	(490,417)
Other operating expenses	25	(271,658)	(324,822)
TOTAL OPERATING COSTS		(12,630,346)	(11,416,028)
SERVICE INCOME (EXPENSES) (GROSS PROFIT)		538,146	243,871
FINANCE INCOME (COSTS)
Finance income	26	340,065	434,908
Finance costs	26	(2,138,661)	(698,687)
Foreign exchange gains (losses), net	26	(3,820)	35,319
TOTAL FINANCE INCOME (COSTS)		(1,802,416)	(228,460)
INCOME (LOSS) BEFORE INCOME TAXES		(1,264,270)	15,411
Social contribution	27	—	(4,696)
Income tax	27	(2)	(13,357)
Deferred social contribution	9/27	111,136	6,238
Deferred income tax	9/27	308,712	17,327
TOTAL INCOME TAXES		419,846	5,512
NET INCOME FOR THE YEAR		(844,424)	20,923

Basic earnings per common share	22	(5.05947)	0.12503
Diluted earnings per common share	22	(5.05947)	0.12503

See accompanying notes.

STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31, 2017 and 2016

(In thousands of reais - R$)

			Unaudited
	Notes	2017	2016
LOSS / NET INCOME FOR THE YEAR		(844,424)	20,923
Other comprehensive income:
- Items that will not be reclassified to the statement of profit or loss
Remeasurement (loss) from defined benefit plan	16	9,146	(1,234,962)
Income tax and social contribution on remeasurement (loss) from defined benefit plan	9	(3,110)	419,887
TOTAL COMPREHENSIVE LOSS FOR THE YEAR, NET OF TAXES		(838,388)	(794,152)

See accompanying notes.

STATEMENTS OF CHANGES IN EQUITY

Years ended December 31, 2017 and 2016

(In thousands of reais - R$)

			Capital reserves					Income reserves
	Notes	Capital	Stock options granted	Special goodwill reserve	Treasury shares	Other comprehensive income/Equity valuation adjustments	Proposed capital increase	Legal reserve	Statutory reserve	Retained earnings	Total equity
Balances at December 31, 2015		1,257,629	20,428	—	—	309,780	—	244,265	1,007,043	—	2,839,145
Total comprehensive income:
Net income for the year		—	—	—	—	—	—	—	—	20,923	20,923
Remeasurement (loss) from defined benefit plan	16	—	—	—	—	(1,234,962)	—	—	—	—	(1,234,962)
Income tax and social contribution on remeasurement (loss) from defined benefit plan	9.4	—	—	—	—	419,887	—	—	—	—	419,887
Transactions with shareholders:
Share-based compensation		—	1,127	—	—	—	—	—	—	—	1,127
Mandatory minimum dividend	21.6	—	—	—	—	—	—	—	—	(22,487)	(22,487)
Dividends and interest on equity not redeemed by shareholders - unclaimed		—	—	—	—	—	—	—	—	282	282
Internal changes in equity:
Depreciation transfer for revalued assets		—	—	—	—	(111,304)	—	—	—	111,304	—
Income tax and social contribution on equity adjustment realization	9.2	—	—	—	—	37,843	—	—	—	(37,843)	—
Legal reserve destination	21.6	—	—	—	—	—	—	4,719	—	(4,719)	—
Statutory reserve destination	21.6	—	—	—	—	—	—	—	1,603	(1,603)	—
Proposed capital increase	21.6	—	—	—	—	—	65,857	—	—	(65,857)	—
Effects of corporate reorganization
Merger of spun-off assets of AES Elpa S.A.		—	—	445,654		—	—	—	—	—	445,654
Merger of spun-off assets of Nova Brasiliana Participações S.A.		—	—	225,243		—	—	—	—	—	225,243
Balances at December 31, 2016 (Unaudited)		1,257,629	21,555	670,897	—	(578,756)	65,857	248,984	1,008,646	—	2,694,812
Total comprehensive income:
Loss for the year		—	—	—	—	—	—	—	—	(844,424)	(844,424)
Remeasurement (loss) from defined benefit plan	16	—	—	—	—	9,146	—	—	—	—	9,146
Income tax and social contribution on remeasurement (loss) from defined benefit plan	9.4	—	—	—	—	(3,110)	—	—	—	—	(3,110)
Transactions with shareholders:
Share-based compensation		—	886	—	—	—	—	—	—	—	886
Dividends and interest on equity not redeemed by shareholders - unclaimed		—	—	—	—	—	—	—	—	358	358
Share repurchase - withdrawal right (migration to Novo Mercado)	21.2	—	—	—	(49,236)	—	—	—	—	—	(49,236)
Internal changes in equity:											—
Depreciation transfer for revalued assets		—	—	—	—	(112,069)	—	—	—	112,069	—
Income tax and social contribution on equity valuation adjustment realization	9.2	—	—	—	—	38,103	—	—	—	(38,103)	—
Capital increase	21.1	65,857	—	—	—	—	(65,857)	—	—	—	—
Absorption of loss by statutory reserve	21.6	—	—	—	—	—	—	—	(770,100)	770,100	—
Balances at December 31, 2017		1,323,486	22,441	670,897	(49,236)	(646,685)	—	248,984	238,545	—	1,808,432

See accompanying notes.

STATEMENTS OF CASH FLOWS

Years ended December 31, 2017 and 2016

(In thousands of reais - R$)

		Unaudited
	2017	2016
Operating activities:
Loss / Net income for the year	(844,424)	20,923
Adjustments to reconcile loss/net income for the year with cash flow from operating activities:
Depreciation and amortization	524,054	490,417
Monetary and exchange variation	11,991	14,859
Monetary variation of financial assets related to the concession	(51,912)	(141,875)
Allowance for doubtful accounts, net	211,921	343,060
Provision for legal proceedings and others, net	82,462	84,278
Eletrobras Settlement Agreement provision	1,499,138	—
Cost of loans and debentures (debt charges)	409,094	540,138
Pension fund	389,312	353,763
Revenue from financial investments in short-term investments	(52,783)	(93,529)
Disposal of financial assets, intangible assets and property, plant and equipment	6,522	35,777
Deferred taxes and social contributions	(419,848)	(23,565)
Shares and stock options granted	886	1,127
Decrease (increase) in assets:
Receivables from consumers, resellers and others	(217,811)	182,767
Recoverable income tax and social contribution	(6,072)	14,334
Other recoverable taxes	(51,687)	2,307
Inventories	(6,220)	39,995
Accounts receivable - agreements	(94,924)	(49,327)
Prepaid expenses	(4,026)	3,568
Other receivables	14,472	(37,421)
Financial sector assets and liabilities, net	(173,568)	1,609,559
Increase (decrease) in liabilities:
Trade accounts payable	321,464	(458,531)
Income tax and social contribution payable	12	96
Other taxes payable	(49,666)	(3,468)
Labor and social liabilities	3,839	11,885
Sector charges	(194,792)	(283,388)
Other liabilities	15,867	(43,396)
	1,323,301	2,614,353
Payment of interest, net of capitalized interest	(377,539)	(479,630)
Payment of income tax and social contribution	(15,656)	(23,173)
Payment of private pension entity liabilities	(450,413)	(416,345)
Payment of legal proceedings and others	(102,495)	(89,211)
Interest redeemed from short-term investments	62,799	95,547
Net cash provided by operating activities	439,997	1,701,541

Investing activities:
Additions to concession financial asset and intangible asset	(1,106,051)	(844,801)
Special obligation	107,313	76,268
Investments in short-term investments	(7,050,396)	(9,467,109)
Short-term investment redemptions	7,620,457	8,981,050
Investments/Redemptions of collaterals and restricted deposits	(59,452)	(14,374)
Proceeds from sale of property, plant and equipment and intangible assets	1,035	70,151
Net cash used in investing activities	(487,094)	(1,198,815)

Financing activities:
New loans and debentures	839,343	273,869
Payment of loans and debentures (principal)	(522,727)	(651,947)
Cost of loans and debentures (transaction costs and premiums)	(57,310)	(4,907)
Payment of finance lease liabilities	(31,784)	(25,737)
Share repurchase - withdrawal right (migration to Novo Mercado)	(49,236)	—
Dividends and interest on equity paid	(20,679)	(41,852)
Net cash provided by (used in) financing activities	157,607	(450,574)
Changes in Company’s net cash	110,510	52,152
Opening balance of cash and cash equivalents	198,773	146,621
Closing balance of cash and cash equivalents	309,283	198,773

Supplementary information to the Statements of Cash Flows is described in Note 31.

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of reais - R$, unless otherwise stated)

1.                            Operations

Eletropaulo Metropolitana Eletricidade de São Paulo S.A. (“Company”) is a public company, whose shares have been registered since November 27, 2017 in the highest listing segment of B3 S.A. - Brasil, Bolsa, Balcão (B3), called Novo Mercado. The Company does not have a controlling shareholder and its capital comprises common shares only.

The Company is authorized to operate as an electric power utility concessionaire, primarily in the distribution and sale of electric power in 24 cities in the metropolitan region of Greater São Paulo. Its activities are regulated and inspected by the Brazilian Power Regulatory Agency (ANEEL), which is associated with the Ministry of Mines and Energy (MME).

The Company’s headquarters are located at Avenida Dr. Marcos Penteado de Ulhôa Rodrigues, nº 939, stores 1 and 2 (ground floor) and 1st to 7th floors, Sitio Tamboré, Tower II of Condomínio Castelo Branco Office Park, Barueri, State of São Paulo, Brazil.

The Company, as mentioned in Note 23, billed for electric energy distribution services 32,776 and 34,464 GWh for the years ended December 31, 2017 and 2016, serving approximately 7.2 million and 7.0 million consumers for the years ended December 31, 2017 and 2016, respectively.

The Concession Agreement for Electric Power Distribution No. 162/1998, executed on June 15, 1998 (ANEEL Resolution No. 72, of March 25, 1998), is effective for 30 years.

According to the Concession Agreement, the Company undergoes Tariff Reset processes every four years since July 4, 2003, and Tariff Adjustment on an annual basis. The last Tariff Reset took place on July 4, 2015.

1.1                     Migration to Novo Mercado

On September 12, 2017, the Special General Meeting approved the conversion of all preferred shares into common shares and the migration of the Company to the special segment of B3, known as Novo Mercado. The resolution that approved the conversion of the shares was ratified by 60.36% of the preferred shareholders of the Company at the Special Preferred Shareholders´ Meeting held on the same date.

Preferred shareholders who did not attend the meeting, abstained from voting, or voted against conversion of the shares were entitled to exercise the right of withdrawal. The right of withdrawal could be exercised from September 29, 2017 to October 30, 2017. During this period, 359 shareholders holding 3,058,154 preferred shares issued by the Company, corresponding to 2.7 % of the preferred shares, exercised their right of withdrawal. The amount paid to these shareholders on November 9, 2017 for the right of withdrawal was calculated based on the Company’s equity as of December 31, 2016 (R$16.10 per share), totaling R$49,236.

On November 27, 2017, all preferred shares were converted into common shares in the proportion of one preferred share to one common share, which will be traded as of this date in the Novo Mercado of B3 under ticker code ELPL3.

The main objectives of the Company’s migration to Novo Mercado were: (i) to strengthen corporate governance; (ii) increase investment capacity through greater access to the capital market and potential reduction in the cost of capital; and (iii) enhancing the liquidity of publicly traded shares

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of reais - R$, unless otherwise stated)

by consolidating the trading of securities exclusively in common shares, also increasing the attractiveness of new investors.

As a result of the migration to Novo Mercado, the Company is no longer controlled by The AES Corporation and the Shareholders Agreement entered into on December 30, 2016 between The AES Corporation, AES Holdings Brasil Ltda. and BNDES Participações S.A. - BNDESPAR, was terminated.

1.2                     Settlement Agreement with Eletrobras

The Company management, committed and dedicated to the primary purpose of creating value for the Company, and, consequently, to all its shareholders, approved on March 9, 2018, the terms and conditions for, as well as the execution of a settlement agreement with Centrais Elétricas S.A. (“Eletrobras”) aiming to end the judicial proceeding involving Eletrobras, Companhia de Transmissão de Energia Elétrica Paulista (“CTEEP”) and the Company, regarding the payment of the balance of financial expenses related to a loan granted in 1986 by Eletrobras to the then state-owned Company that was then separated to create four companies, including the present Eletropaulo and CTEEP. More details are included in Note 18.1 (b.4).

2.                            Basis of preparation and presentation of financial statements

The Company’s Management authorized the conclusion of the preparation of these financial statements on May 27, 2019.

2.1                     Statement of compliance

The Company´s financial statements were prepared and are presented for the year ended December 31, 2017 in accordance with International Financial Reporting Standards — IFRS as adopted by the International Accounting Standards Board — IASB and, where applicable, the Power Regulatory Agency´s (ANEEL) regulations.

The Company considered the guidelines contained in Accounting Guidance OCPC 07/IAS 20 for preparation of its financial statements. As such, significant financial statements information is being disclosed in the explanatory notes, and corresponds to the information used by management.

The financial statements were prepared using historical cost as value base, except for revaluation of intangible assets recorded in years prior to the transition date to International Financial Reporting Standards (IFRS), for stock options granted, and for valuation of certain financial instruments, which were measured at fair value.

2.2                     Basis of preparation and presentation

All amounts presented in these financial statements are stated in thousands of reais, unless otherwise stated. Due to rounding, these figures in these financial statements may not accurately add up to the totals stated.

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of reais - R$, unless otherwise stated)

Going concern

At December 31, 2017, based on facts and circumstances existing then, management assessed the Company’s capacity to continue as a going concern and is convinced that its operations are capable of generating resources for continuity of operations in the future. Additionally, management is not aware of any material uncertainty that could give rise to significant doubts as to its ability to continue as a going concern. Accordingly, these financial statements were prepared on a going concern basis.

This statement is based on management’s expectations with respect to the Company’s future, consistent with the business plan. At the beginning of each year, the Company prepares annual and five-yearly business plans, which comprise the annual and multiannual budgets, all the capital investment plans, strategic plans and maintenance plans of the Company’s facilities. The plans are monitored during the year by the Company´s governance bodies, and may undergo changes.

Business segment

The Company´s revenue results substantially from sale of electric energy and distribution through the distribution infrastructure. Consequently, the Company concluded that only the distribution segment is subject to reporting.

Sistema Empresas.Net

In the table “Statement of Changes in Equity” of the “Empresas.Net” System, used for preparation and submission of documents to the CVM and B3, the depreciation transfer for revalued assets, although not corresponding to “Other Comprehensive Income”, is presented in the column with this indication, since this is the most appropriate option for its presentation.

2.3                     Functional currency and translation of balances in foreign currency

(a)                       Functional and reporting currency

The financial statements were prepared and are presented in Reais (R$), which is the Company´s functional and reporting currency. The functional currency was determined based on the primary economic environment of the Company’s operations.

(b)                       Transactions and balances

Foreign currency transactions (i.e., all transactions not conducted in the entity’s functional currency) were translated at the exchange rate in force on the transaction date. Monetary assets and liabilities in foreign currency are translated into the functional currency at the exchange rate in force on the financial statements position date.

3.                            Accounting policies and estimates

Significant accounting policies and estimates are presented in the respective notes.

When preparing the financial statements, the Company makes judgments and estimates based on available information, and adopts assumptions that affect the reported amounts of revenues, expenses, assets, liabilities, and disclosures of contingent liabilities. Where necessary, judgments

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of reais - R$, unless otherwise stated)

and estimates are supported by expert opinions. The Company adopts assumptions based on its experience and other factors deemed reasonable and relevant in the circumstances. The assumptions adopted by the Company are reviewed periodically in the ordinary course of business. However, there are uncertainties inherent in the determination of these assumptions and estimates, which could lead to results that require a significant adjustment to the book value of the related asset or liability in future periods as new information becomes available.

3.1                     New accounting pronouncements, interpretations and guidance

3.1.1          Amendments to standards and interpretations effective as of January 1, 2017

Amendment to Accounting Pronouncement 10/2016 — Approved on August 4, 2016 and disclosed on December 22, 2016. Represents changes in the following pronouncements: CPC 03 (R2)/IAS 7 Statement of cash flows (Disclosure initiative) and CPC 32/IAS 12 Income taxes (Recognition of deferred tax assets for unrealized losses). In general, these amendments introduce improvements in the texts for a better application of the pronouncements, in line with international accounting practices. With respect to CPC 03,(R2)/IAS 7 the amendment resulted in further disclosure, as described in Note 15.6.1. The changes in CPC 32/IAS 12 clarify that an entity needs to consider whether tax legislation restricts the sources of taxable profit against which it may make deductions on the reversal of the deductible temporary difference referring to unrealized losses. Furthermore, the amendments provide guidance on how an entity should determine future taxable profit and explain the circumstances in which taxable profit may include the recovery of certain assets for amounts greater than their carrying amount. The amendment to CPC 32/IAS 12 had no effect on the Company’s financial statements since the current practice is in line with the required changes.

3.1.2          Standards, amendments and interpretations issued but not yet effective at December 31, 2017:

The following pronouncements became effective for periods after the date of these financial statements, and were not early adopted by the Company.

Effective for years beginning on or after January 1, 2018:

Revision to Accounting Pronouncement 12/2017 — Approved on December 1, 2017 and disclosed on December 21, 2017: the amendments result from edition of CPC 47/IFRS 15, CPC 48/IFRS 09, permission for insurers not to apply CPC 48/IFRS 09 until 2021, annual changes of Cycle 2014-2016 and of CPCs 28/IAS 40 and 10, as analyzed below:

CPC 28/IAS 40 - Investment Property: The amendments clarify when an entity should transfer properties, including construction in progress or real estate projects, to investment property, and when to remove them. The amendments states that a change in use occurs when the property meets, or ceases to meet, the definition of investment property and there is evidence of change in its use. A mere change in management’s intentions for the use of a property does not evidence a change in use. The amendment to CPC 28/IAS 40 has no effect on the Company’s financial statements, since the current practice is in line with the required changes.

CPC 10 (R1)/IFRS 02 — Classification and measurement of share-based payment transactions, which address three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding tax obligations; and accounting where a modification to the terms

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of reais - R$, unless otherwise stated)

and conditions of a share-based payment transaction changes its classification from cash settled to equity settled.

On adoption, entities are required to apply the changes without updating previous periods, but retrospective adoption is allowed if applied for the three changes and the other criteria are met. The Company assessed the potential effects and concluded that adoption of CPC 10/IFRS 02 on the share-based payment plan in effect until migration to the Novo Mercado segment has no impact on its financial statements. However, with migration of the Company to the Novo Mercado and considering that a new long-term compensation program is under approval (Note 21.4.1), the applicability of CPC 10/IFRS 02 requirements will be reassessed in accordance with the approved program. The adoption did not bring significant impacts on the Company’s financial statements.

•                                CPC 47/IFRS 15 - Revenues from Contracts with Customers, establishes a new model for revenue recognition, consisting of five steps, to be applied to revenues from contracts with customers. Under CPC 47/IFRS 47, revenues are recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring of goods or services to a customer.

This new standard replaces all current revenue recognition requirements under CPC/IFRS.  In addition, CPC 47/IFRS 15 establishes more detailed presentation and disclosure requirements than the standards currently in force.

The pronouncement requires retrospective application and allows one of the following methods: (i) full retrospective application at each previous period presented; or (ii) modified retrospective application with cumulative effect of the initial application of this pronouncement on the date of initial application. The Company opted to adopt the pronouncement using the full retrospective method to each previous period presented, since for disclosure purposes in the financial statements, the initial date of application of the standard is January 1, 2017, the impacts of which will be accounted for as of January 1 2018.

The Company evaluated the five steps for recognition and measurement of revenue, as required by CPC 47/IFRS 15:

1.                                              Identify the contracts with a customer;

2.                                              Identify all the individual performance obligations within the contract;

3.                                              Determine the transaction price;

4.                                              Allocate the price to the performance obligations;

5.                                              Recognize revenue as the performance obligations are fulfilled.

The adoption of this pronouncement did not have a significant impact, except for (i) reclassification of the penalties of operating expense performance indicators to a revenue reduction account for availability of the electricity grid; and (ii) recognition of a contract asset during the infrastructure construction phase. Below is an analysis of revenue lines from contracts with customer:

Revenue from electric energy supply

The Company recognizes revenue from electric energy supply at the fair value of the consideration measured, through the delivery of electric energy in a given period and the invoices issued in accordance with the current tariff, as defined by ANEEL. In addition, unbilled revenue is recognized, calculated individually for each consumer unit by the billing system (Note 5).

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of reais - R$, unless otherwise stated)

In accordance with CPC 47/IFRS 15, the Company shall recognize revenue from a customer contract when the expectation of receipt is probable, taking into account the customer’s intention to pay. If the receipt is not expected, the Company should analyze if the respective revenue will be presented net through an account reducing energy supply. Based on the data available as of December 31, 2017, the Company evaluated customers with a long history of default for whom, for various reasons, the power supply was not suspended. The Company assessed the potential effects of CPC47/IFRS15 and concluded that, because the impact is not material, such receivables will continue to be subject to an expected loss, according to Company policies. This matter will be monitored monthly by the Company.

Revenue from availability of the electric grid - Distribution System Usage Charge (TUSD)

The Company recognizes revenue from availability of the infrastructure of the electric grid for distribution to its customers (free and captive), and the fair value of the consideration is calculated according to the system usage charge, defined by ANEEL. This revenue is formed by the offset of costs related to use of the distribution system that are included in the TUSD approved by ANEEL.

The pronouncement further defines that the amount of the consideration may vary as a result of discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses, penalties, or other similar items, the revenue of which should be recognized net of such variable consideration. The individual continuity indicators DIC, FIC, DMIC and DICRI reflect the quality of the electric energy supply provided to customers. When these indicators exceed the targets established by ANEEL, consumers receive financial compensation in the electricity bill (Note 25). Currently, these reimbursements are accounted for as operating expenses and, under the new pronouncement, shall be accounted for as a reduction of revenue from availability of the electric energy grid in 2018. The Company calculated that the amount to be reclassified is R$85,320 in the year ended December 31, 2017 (R$125,557 in the year ended December 31, 2016).

Sale of energy on the Electric Energy Trade Chamber (CCEE)

The Company recognizes revenue at the fair value of the consideration, according to the amount of energy not distributed in the month and traded on the CCEE, under the terms of the Electric Energy Trading Convention. The energy contracted and not distributed by the Company is sold for the Settlement Price of Differences (PLD).

The Company evaluated the potential effects of applying CPC 47/IFRS 15 on revenue from energy sales on the CCEE and reached the conclusion that there is no impact on its financial statements, except for the reporting and disclosure requirements, which were/ more detailed as of 2018.

Revenue from construction of concession infrastructure

Revenues from construction of concession infrastructure are realized by the Company when they are reliably measured. Therefore, revenues and expenses corresponding to these construction services are recognized to the extent incurred up to the statement of financial position date. The expected loss on construction contracts is recognized immediately as expense (Note 23, item (“b”)).

The Company´s investments to improve the concession asset have an enforceable right to payment for the performance completed. The Company has the unconditional right to receive cash or other financial assets from the Granting Authority, as compensation for the reversal of the public service infrastructure.

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of reais - R$, unless otherwise stated)

The Company evaluated the potential effects of applying CPC 47/IFRS 15 on revenue from construction of the concession infrastructure and reached the conclusion that there is no impact on its financial statements, except for the recognition of a contract asset during the infrastructure construction phase, and other reporting and disclosure requirements, which were more detailed as of 2018.

Other revenues

The Company has other sources of revenue from activities related to public service concession, which may be inherent in the distribution service, such as billable services, or ancillary activities, such as infrastructure sharing.

Revenue is recognized as the performance obligation with customers and the contract between the parties are complied with.

The Company evaluated the potential effects of applying CPC 47/IFRS 15 on other revenues and reached the conclusion that there is no impact on its financial statements, except for the reporting and disclosure requirements, which were more detailed as of 2018.

•                                CPC 48/IFRS 09 — Financial Instruments, which replaces CPC 38/IAS 39 — Financial Instruments: Recognition and Measurement, and all prior versions of IFRS 9. The pronouncement introduces new requirements for classification and measurement, asset impairment, and hedge accounting.

The Company evaluated the potential impacts based on the information available up to December 31, 2017, and estimates that the changes in classification and measurement will not affect the statements of financial position nor the statement of changes in equity. Application of the financial instruments impairment requirements will lead to an increase in the expected loss as of December 31, 2017 and 2016. Such impacts will be initially recorded in equity and, for comparative purposes in 2018 financial statements, were disclosed in the statement of profit or loss as of 2018.

The Company adopted CPC 48/IFRS 9 retrospectively as from January 1, 2017, disclosing the estimated impacts as of December 31, 2017 and 2016, respectively.

Classification and measurement

According to CPC 48/IFRS 9, classification and measurement should reflect the Company’s business model and evaluate the cash flow characteristics of the financial instruments. The new pronouncement establishes three classification categories for financial assets: measured at amortized cost, at fair value through other comprehensive income, and at fair value through profit or loss, eliminating the current categories held-to-maturity, loans and receivables, and available for sale of CPC 38/IAS39.

The Company expects to continue recognizing at fair value all financial assets currently measured at fair value. However, short-term investments (investment funds) and financial assets of the concession will be reclassified from available for sale to fair value through profit or loss. Currently, the Company does not have balances recorded in other comprehensive income, since the book value of financial instruments is a reasonable approximation of the respective fair value.

For financial assets classified as loans and receivables pursuant to CPC 38/IAS 39, the purpose of the business model in accordance with CPC 48/IFRS 9 of which is to capture the contractual cash flows,

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of reais - R$, unless otherwise stated)

representing only payments of principal and interest, the Company concluded that these financial instruments meet the criteria for measurement and classification of amortized cost. Accordingly, it is not necessary to change the method of measurement of these instruments.

The Company assessed the classification of financial liabilities and concluded that there is no impact on classification and measurement, as the new pronouncement substantially affects financial liabilities classified at fair value through profit or loss. At December 31, 2017 and 2016, the Company did not have financial liabilities measured at fair value.

The reclassifications of comparative categories of financial assets, with no impact on the Company’s profit and loss (P&L) upon first-time adoption are shown below:

			Unaudited
	Note	2017	2016	CPC 38/IAS 39	CPC 48/IFRS 9
FINANCIAL ASSETS (Current and noncurrent)
Cash and cash equivalents	4	309,283	198,773	Loans and receivables	Amortized cost
Short-term investments (CDBs and repurchase agreements)	4	289,609	867,853	Financial assets available for sale	Fair Value through Other Comprehensive Income
Short-term investments (investment fund)	4	2,385	1,005	Financial assets available for sale	Fair value through profit or loss
Consumers, resellers and others	5	2,140,773	2,090,732	Loans and receivables	Amortized cost
Accounts receivable - agreements	6	152,870	96,857	Loans and receivables	Amortized cost
Escrow and judicial deposits	18	532,495	491,806	Loans and receivables	Amortized cost
Financial assets related to the oncession agreement	11.1	3,011,833	2,386,192	Financial assets available for sale	Fair value through profit or loss
Financial sector assets, net	12	18,288	44,243	Loans and receivables	Amortized cost
Total		6,457,536	6,177,461

Impairment

CPC 48/IFRS 9 proposes a prospective model of expected credit losses, which replaces the current model of losses incurred under CPC 38/IAS 39. The pronouncement requires the Company to record the expectation of loss on credits and changes in these expectations at each reporting date to reflect the changes in credit risk since initial recognition of the financial asset. The pronouncement also determines that the expected losses on all financial instruments classified at amortized cost or fair value through other comprehensive income (except for investments in equity instruments, such as shares) be determined, based on the probability of default in following the 12 months or over the life of the contract, and also proposes application of the practical expedient with a simplified approach, the expected loss of which will be realized with a maturity matrix of accounts receivable.

The Company applied the simplified approach to calculate the expected credit loss on receivables and there was a net increase of R$56,594 as of December 31, 2017 (consisting of an expected loss of R$85,749, reduced by deferred taxes of R$29,155). The net impact for December 31, 2016 is R$24,462 (an expected loss of R$37,063, reduced by deferred taxes of R$12,601).

The impacts below were calculated based on the data available as of December 31, 2017 and 2016 and reflect the Company’s best estimate of the expected loss of financial assets upon first-time adoption of this new pronouncement.

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of reais - R$, unless otherwise stated)

		Unaudited
	2017	2016
Assets
Cash and cash equivalents (a)	—	—
Short-term investments (CDBs and repurchase agreements) (a)	—	—
Receivables from consumers, resellers and others (b)	(68,723)	(70,415)
Accounts Receivable - agreements (c)	(17,026)	33,352
Financial sector assets (a)	—	—
Escrow and judicial deposits (a)	—	—
Subtotal	(85,749)	(37,063)
Deferred income tax and social contributions	29,155	12,601
Total	(56,594)	(24,462)

	2017	2016
Net impact on equity, including
Retained earnings (accumulated losses)	(56,594)	(24,462)
Total	(56,594)	(24,462)

(a) The balances related to (i) cash and cash equivalents, and (ii) escrow and judicial deposits are deposited in low-risk institutions, as assessed by the Company. Investments in cash and cash equivalents are made considering credit risk diversification policies, centralization of transactions in first-tier institutions, and establishment of concentration limits and rating criteria of the main risk rating agencies. There is no history of loss related to financial assets in institutions in which the Company has cash and cash equivalents and escrow and judicial deposits. Therefore, the expected loss associated with these financial assets is not significant and will be subject to continuous monitoring by the Company.

The Company assessed the impact on the “Financial sector assets” account and concluded that the risk of non-payment is low, based on the history of default and the associated potential loss, considering that such assets will be realized through increase in the tariff of the next cycle and the guarantee of indemnification of the balance, as provided in the concession agreement.

For short-term investments (CDBs and repo operations), as of December 31, 2017 and 2016, the Company does not have any balances recorded in other comprehensive income, since the book value of the financial instruments is a reasonable approximation of the respective fair value, thus not requiring recognition of an expected loss.

(b) The Company used the simplified approach by means of an accounts receivable maturity matrix, the percentages of which were calculated according to the average history of non-payment in relation to total amount billed each month (based on 24 months), segregated by consumer class and projected using the historical average of the last 12 months (by maturity). The increase in expected loss as of December 31, 2016 is mainly due to the difference in the calculation base, as the model proposed by the pronouncement is more comprehensive than the criterion set forth in the Electric Sector Accounting Manual (Note 5), extending the expected loss on doubtful accounts receivable, including accounts receivable balances falling due and accounts receivable from unbilled revenue. The loss matrix was applied to the balance outstanding at December 31, 2017 and 2016, considering the due maturity dates.

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of reais - R$, unless otherwise stated)

(c) The impact on the “Accounts receivable - agreements” account was calculated based on the history of default and expected receipt of the agreements in force at December 31, 2017 and 2016. The positive effect as of December 31, 2016 is mostly due to the Company’s policy, the total negotiated amount of which was recognized as an estimated loss on doubtful accounts if, at the time of the negotiation, at least one of the renegotiated invoices was already considered in the Allowance for Doubtful Accounts. The negative effect in 2017 is substantially due to the increase in the number of agreements, as a result of the Company’s measures to reduce and end defaults, such as launching of the negotiation portal, negotiation fairs, and direct communication and negotiation with the customer through collection agencies (Note 6).

Hedge accounting

CPC 48/IFRS 9 facilitated application of the hedge accounting strategy. The Company does not have financial instruments classified as hedge accounting as of December 31, 2017 and 2016, therefore no impacts are expected from adoption of this pronouncement in this regard.

•                                ICPC 21/IFRIC 22 - Foreign currency transaction and advance consideration, clarifies that, when determining the spot exchange rate to be used upon initial recognition of the related asset, expense or profit and loss (P&L) (or part thereof) upon write-off of a non-monetary asset or non-monetary liability referring to an advance consideration, the transaction date will be the date on which the entity initially recognizes the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or prepayments, the entity will determine the transaction date for each payment or receipt of advance consideration. The practice adopted by the Company is in line with the Interpretation and, therefore, expects no effect on its financial statements.

3.1.3 Effectiveness for years beginning on or after January 1, 2019:

•                                IFRS 16 - Leases  Replaces IAS 17 - Leases, as well as related interpretations (IFRIC 4 Determining whether an arrangement contains a lease, SIC-15 Operating leases — Incentives, and SIC- 27 Evaluating the substance of transactions involving the legal form of a lease). The standard sets forth the principles for recognition, measurement, presentation, and disclosure of leases and requires lessees to account for all leases under a single model in the statement of financial position, similar to accounting for finance leases under IAS 17, i.e., recognizing assets and liabilities for all lease agreements, unless the lease term is less than twelve months or the underlying asset is of low value. The lessor continues to classify leases as operating or finance leases. IFRS 16 also requires lessees and lessors to make more extensive disclosures than under IAS 17.

The Company intends to adopt CPC 06 (R2)/IAS 17 on a retrospective basis, with cumulative effects beginning January 1, 2019, applying the practical expedient to lease agreements (i) that are effective for a 12- month period as from the first-time adoption date (short-term leases), and (ii) leases of low-value assets, such as mobile phones, printers and self-service devices. In 2018, the Company conducted an in-depth assessment of all agreements that would be effective on January 1, 2019 and believes that the impact arising on CPC 06 (R2)/IAS 17 adoption will include an increase in assets, through the recognition of rights to use leased assets, and a corresponding increase in liabilities, as shown in the following reconciliation:

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of reais - R$, unless otherwise stated)

	Land	Properties	Company cars	Technology assets	Other assets	Total
Estimated impact on the first-time adoption:
Minimum lease payments	8,434	117,526	1,418	44,934	3,766	176,078
Discount rate impact	(2,235)	(36,250)	(14)	(3,754)	(9)	(42,262)
Exclusion of low-value and short-term leases	—	(15)	(1,106)	—	(3,684)	(4,805)
Right-of-use assets	6,199	81,261	298	41,180	73	129,011
Lease liabilities	(6,199)	(81,261)	(298)	(41,180)	(73)	(129,011)
Remaining average contractual term (years)	5	4	1.4	2.1	2.1

The carrying amounts of agreements already classified as finance leases as at December 31, 2018, pursuant to CPC 06 (R2)/IAS 17, will be reclassified on January 1, 2019 as follows: (i) from property, plant and equipment to right-of-use assets, and (ii) from loans and financing to lease liabilities. These agreements will be remeasured at the time of the corresponding contractual adjustments. In addition, the operating lease expenses will be recognized through expenses on the amortization of right-of-use assets and interest expenses on lease liabilities. Finally, the Company does not expect that adopting such new pronouncement will affect its ability to comply with the covenants determining the maximum leverage cap on loans, since the covenants set out in the agreements effective as at December 31, 2018 do not consider the effect of potential amendments to or new accounting standards after the execution date of those agreements. The estimated impacts on the statement of profit and loss for 2019 (considering the identified agreements referred to above and disregarding the potential effects of capitalizable costs of the infrastructure under construction) are shown below:

As to cash flows, a net increase in cash provided by operating activities and a decrease in financing activities are expected in the approximate amount of R$29,114, since the repayment of the principal portion corresponding to lease liabilities will be classified as financing activities. There will be no change for interest paid, which will remain recorded in operating income (expenses).

2019
Estimated impact on the statement of profit and loss - increase (decrease) in expenses:
Depreciation and amortization expenses	33,972
Operating lease expenses included in third-party services and other operating income (expenses)	(41,040)
Service income (expenses) (gross profit)	(7,068)
Finance costs	11,926
Deferred income tax and social contribution impact	(1,652)
Total - impact of net estimated expenses on profit or loss for 2019	3,206

•                                IFRIC 23 — Uncertainty over income tax treatments, specifically addresses the accounting and disclosure of uncertainties related to income taxes, seeking more transparency, consistency, and comparability of the financial statements, facilitating analysis by investors. Uncertain tax treatment occurs when an accounting or tax procedure adopted by the company for determination of taxable profit (income or social contribution tax base), income or social contribution tax loss, calculation of income or social contribution tax payable or offsetable, withholding taxes, and offsets that, if questioned by tax authorities may be altered, leading to an increase or decrease in tax and deferred assets and liabilities.

The Company is assessing the potential impacts of the changes on its financial statements.

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of reais - R$, unless otherwise stated)

3.1.4 Pronouncement with effectiveness still to be defined by regulatory agencies:

•                                CPC 49/IAS 26 - Accounting and reporting by retirement benefit plans - This pronouncement will supplement CPC 33/IAS 19 and will address the accounting and reporting of information by the plan (Retirement benefit plan, Defined contribution plan, and Defined benefit plan) for all participants as a group.

The Company will evaluate the potential impacts of the pronouncement on its financial statements when the final version is issued by the regulatory agencies.

4.         Cash and cash equivalents and short-term investments

These include cash, bank accounts and short-term investments with immediate liquidity, stated at cost plus accrued interest, as they present insignificant risk of variation in their market value.

Investments that, on their acquisition date, mature within three months are accounted for as cash equivalents, reflecting expectation of realization within this period. Cash and cash equivalents are classified as loans and receivables, initially recognized at fair value and subsequently adjusted for amortization of principal and interest, calculated using the effective interest rate method (“amortized cost”).

Short-term investments are classified as available-for-sale and should be measured at fair value. Interest and monetary update, contracted in short-term investments, are recognized in profit and loss (P&L) as incurred. In the years ended December 31, 2017 and 2016, there was no significant difference between the value of short-term investments adjusted by interest and monetary update and their fair value, thus no gain or loss was recognized in the year under other comprehensive income.

Use of estimates:

The calculation of the fair value of short-term investments is based on the market prices of the security or market information that enables such calculation, taking into account future rates of similar securities.

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of reais - R$, unless otherwise stated)

			Unaudited
	Note	2017	2016
Cash and cash equivalents:
Cash available		11,879	9,966
Cash in transit	4.1	171,532	48,711
CDB-DI	4.2	125,872	—
Repurchase agreements	4.2	—	140,096
Total		309,283	198,773

		2017	2016
Short-term investments:
CDB-DI	4.2	253,409	363,552
Repurchase agreements	4.2	36,200	504,301
Investment fund		2,385	1,005
Total		291,994	868,858
Grand total		601,277	1,067,631

4.1                     Cash in transit represents the amount received from customers but not yet credited to the Company by the financial institution, i.e., still outstanding, to be transferred to the Company on D+1 or D+2 (first or second business day after payment made by the customer). The increase is a result of payments made the last days of December 2017, which were transferred to the Company only in January 2018. In December 2016, payments made in the last days of December were transferred to the Company on the last business day of the year, according to the negotiations with the banks.

4.2                     Bank deposit certificates and repurchase agreements were remunerated on average at 97.44% of CDI in the year ended December 31, 2017 (98.38% in the year ended December 31, 2016), and are redeemable at any time without loss of income, with the issuer itself.

5.              Receivables from Investments and others

These include billed and unbilled amounts related to electricity distribution services, amounts receivable related to energy sold on the CCEE, financial special obligation, and other billable services in the electricity bill.

The Company classifies the balances of Receivables from consumers, resellers and other as “loans and receivables” financial instruments. These receivables are initially recognized at fair value and subsequently adjusted for repayments of the principal, monetarily updated, as applicable, and can be reduced by adjusting the estimated loss on doubtful accounts.

Use of estimates:

Unbilled revenue: The calculation of unbilled revenue for distribution services occurs automatically in the billing system, and is performed individually for each consumer unit. The calculation considers the average daily amount (total billed amount/number of days billed) multiplied by the number of days not billed and by the behavior of consumption in the Company’s distribution network (border load) in the unbilled period in relation to the billed period (%).

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of reais - R$, unless otherwise stated)

Estimated losses on doubtful accounts: This is calculated based on probable losses that may occur in the collection of receivables. The criteria currently used by the Company for calculation of estimated losses are in line with those established by ANEEL: (i) residential class consumers with bills overdue for more than 90 days; (ii) commercial class consumers with bills overdue for more than 180 days; (iii) industrial, rural, public authorities, public lighting, public services, and others with bills overdue for more than 360 days. However, there are cases of consumers with significant debts for which the Company performs individual analysis. The individual analysis, if duly substantiated, should supersede the general rule detailed above, for possible recognition of loss estimated on doubtful accounts. Consumers’ credit recorded in accounts receivable (invoice review) are not subject to the loss estimate.

Recognition of loss: Receivables are written off to loss after all administrative collection procedures have been exhausted and the terms and amounts defined in article 9 of Law No. 9,430/1996, as amended by article 8 of Law No. 13097/2015, are complied with.

Receipts of receivables recorded as loss are recognized as credit under “Estimated loss on doubtful accounts”.

Detail of receivables from consumers, resellers and others is as follows:

		CURRENT AMOUNTS
							Total Receivables
		Falling due	Overdue				from consumers,	Allowance for
		within 30	within 90	from 91 to	from 181	above 360	resellers and	doubtful
	Note	days	days	180 days	to 360	days	others	accounts	Total 2017
CURRENT
Consumers - energy distribution:
Residential		364,047	359,952	59,683	1,322	904	785,908	(63,064)	722,844
Industrial		58,226	39,493	5,783	5,693	3,637	112,832	(3,717)	109,115
Commercial	5.1	249,271	73,924	5,387	1,803	7,886	338,271	(4,374)	333,897
Rural		123	98	13	15	1	250	—	250
Public sectors		42,064	17,471	2,426	2,756	224	64,941	(382)	64,559
Public lighting		22,041	1,759	62	9	1	23,872	(1)	23,871
Utility service		31,563	176	41	29	4	31,813	(8)	31,805
Chargeable services		566	1,265	290	86	281	2,488	(470)	2,018
Grid use charges		240	—	—	—	—	240	—	240
Unbilled supply		790,246	—	—	—	—	790,246	—	790,246
Special obligation		1,337	564	56	1,610	589	4,156	—	4,156

Resellers and others:
Electricity in the short term - CCEE		8,526	—	—	—	—	8,526	—	8,526
Reimbursement - electricity auctions		22,567	—	—	—	—	22,567	—	22,567
TOTAL - CURRENT		1,590,817	494,702	73,741	13,323	13,527	2,186,110	(72,016)	2,114,094

NONCURRENT
Consumers - energy distribution:
Public lighting	5.2	—	—	—	—	26,679	26,679	—	26,679
TOTAL - NONCURRENT		—	—	—	—	26,679	26,679	—	26,679
TOTAL - CURRENT + NONCURRENT		1,590,817	494,702	73,741	13,323	40,206	2,212,789	(72,016)	2,140,773

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of reais - R$, unless otherwise stated)

		CURRENT AMOUNTS							Not audited
		Falling due	Overdue				Total Receivables
	Note	within 30 days	within 90 days	from 91 to 180 days	from 181 to 360 days	above 360 days	from consumers, resellers and others	Allowance for doubtful accounts	Total 2016
CURRENT
Consumers - energy distribution:
Residential		316,978	334,760	67,246	5,326	3,026	727,336	(79,010)	648,326
Industrial		53,643	41,248	4,352	13,089	11,184	123,516	(11,126)	112,390
Commercial	5.1	213,949	65,788	7,804	5,500	9,870	302,911	(9,388)	293,523
Rural		93	68	1	3	5	170	(1)	169
Public sectors		35,845	18,992	2,651	1,522	154	59,164	(176)	58,988
Public lighting		19,287	2,656	334	116	1	22,394	—	22,394
Utility service		45,918	194	492	1,064	748	48,416	(1,892)	46,524
Chargeable services		464	926	391	65	330	2,176	(697)	1,479
Grid use charges		227	—	—	—	—	227	—	227
Unbilled supply		745,137	—	—	—	—	745,137	—	745,137
Special obligation		4,982	254	2	117	3,253	8,608	—	8,608
Resellers and others:
Electricity in the short term - CCEE		123,351	—	—	—	—	123,351	—	123,351
Reimbursement - electricity auctions		4,082	—	—	—	—	4,082	—	4,082
TOTAL - CURRENT		1,563,956	464,886	83,273	26,802	28,571	2,167,488	(102,290)	2,065,198
NONCURRENT
Consumers - energy distribution:
Public lighting	5.2	—	—	—	—	25,534	25,534		25,534
TOTAL - NONCURRENT		—	—	—	—	25,534	25,534	—	25,534
TOTAL - CURRENT + NONCURRENT		1,563,956	464,886	83,273	26,802	54,105	2,193,022	(102,290)	2,090,732

5.1                     In October 2014, a commercial-class customer filed a lawsuit against the Company and the São Paulo State Finance Office (SEFAZ/SP), challenging the levy of State VAT (ICMS) on energy demand contracted and not consumed. The customer has been depositing in court the full amount of the energy bills since 2005, that is, both the controversial portion (ICMS challenged) and the non-controversial portion (energy consumed and other items billed). Accordingly, no allowance for doubtful account was recorded for the non-controversial balance in the amount of R$5,408, which is overdue for more than 180 days as of December 31, 2017. Currently, a request filed by the Company in September 2017 for withdrawal of the non-controversial portion is pending judgment in the first stage of tax appeals.

5.2                     Amounts receivable from a court-order debt security, monetarily updated based on the savings interest rate (TR). As regards the deadline for payment of the securities issued to cover local debts, Constitutional Amendment Bill No. 212/2016, passed into Constitutional Amendment No. 99/2017, amended article 101 of the Transitional Constitutional Provisions Act, establishing a new special system for payment of court-ordered debts, with extension of the deadline for payment from 2020 to 2024.

6.                            Accounts receivable - agreements

The balance of Accounts receivable - agreements includes payment in installments by consumers according to the negotiation programs.

Use of estimates:

Estimated losses on doubtful accounts: This is recorded for the total outstanding amount of the agreement when the oldest installment overdue reaches the deadlines disclosed in Note 5 (according to the consumer class). The amounts are reversed when one of the following events occurs: (i) receipt of the amount of each negotiated portion, with the reversal made proportionally to the amount

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of reais - R$, unless otherwise stated)

received; and (ii) the amortized amount is equal to or greater than 30% of the total negotiated debt and is in compliance with the plan, and total reversal of the amount is still outstanding.

Detail of Accounts receivable — agreements is as follows:

			Unaudited
	Note	2017	2016
CURRENT
Consumers		310,948	291,131
Other		—	755
Subtotal		310,948	291,886
Allowance for doubtful accounts	7	(169,735)	(201,872)
Net balance of Allowance for doubtful accounts		141,213	90,014

NONCURRENT
Consumers		15,155	22,193
Subtotal		15,155	22,193
Allowance for doubtful accounts	7	(3,498)	(15,350)
Net balance of Allowance for doubtful accounts		11,657	6,843
Total current + noncurrent		152,870	96,857

In 2017, the Company executed several actions to reduce and combating defaults, leading to an increase in the number of agreements. The main actions were: launching of the negotiation portal, negotiation fairs, and direct communication and negotiation with the customer through collection agencies.

The aging list of Accounts receivable — agreements is shown below:

	Falling due	Overdue balances		Total
	balances	within 90 days	above 90 days	2017
Consumers	150,297	44,846	130,960	326,103
Subtotal	150,297	44,846	130,960	326,103
Allowance for doubtful accounts	(31,178)	(13,358)	(128,697)	(173,233)
Net balance - Current + Noncurrent	119,119	31,488	2,263	152,870

				Unaudited
	Falling due	Overdue balances		Total
	balances	within 90 days	above 90 days	2016
Consumers	103,395	32,840	177,089	313,324
Other	—	—	755	755
Subtotal	103,395	32,840	177,844	314,079
Allowance for doubtful accounts	(47,466)	(17,244)	(152,512)	(217,222)
Net balance - Current + Noncurrent	55,929	15,596	25,332	96,857

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of reais - R$, unless otherwise stated)

7.                            Estimated losses on doubtful accounts

Changes in estimated losses are as follows:

		Unaudited
		Opening balance					Closing balance
	Note	12.31.2016	Provisions	Reversals	Transfers	Loss	12.31.2017
Origin accounts
Consumers	5	(102,290)	(317,787)	147,194	131	200,736	(72,016)
Accounts receivable - agreements	6	(217,222)	(83,124)	44,213	—	82,900	(173,233)
Other receivables - services rendered	10	(227)	(2,535)	118	—	2,018	(626)
Other receivables	10	(2,628)	—	—	(131)	—	(2,759)
Total		(322,367)	(403,446)	191,525	—	285,654	(248,634)

Current		(307,017)					(245,136)
Noncurrent		(15,350)					(3,498)
Total		(322,367)					(248,634)

		Unaudited					Unaudited
	Note	Opening balance 12.31.2015	Provisions	Reversals	Transfers	Loss	Closing balance 12.31.2016
Origin accounts
Consumers	5	(105,260)	(392,334)	129,255	(23,398)	289,447	(102,290)
Accounts receivable - agreements	6	(175,178)	(140,251)	65,416	23,398	9,393	(217,222)
Other receivables - services rendered	10	(621)	(3,105)	587	—	2,912	(227)
Other receivables	10	—	(2,628)	—	—	—	(2,628)
Total		(281,059)	(538,318)	195,258	—	301,752	(322,367)

Current		(266,167)					(307,017)
Noncurrent		(14,892)					(15,350)
Total		(281,059)					(322,367)

Changes in estimated losses on doubtful accounts and the effect on profit and loss (P&L) are as follows:

			Unaudited
	Note	2017	2016
Provisions		(403,446)	(538,318)
Reversals		191,525	195,258
Revenue from loss recovery	7.1	41,238	34,049
Allowance for doubtful accounts expenses		(170,683)	(309,011)

7.1                     These refer to receipts of accounts receivable already written off as loss.

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of reais - R$, unless otherwise stated)

8.                            Recoverable income tax and social contributions

		Unaudited
	2017	2016
Recoverable income tax and social contribution

CURRENT
Social contribution	6,003	3,834
Income tax	4,805	6,451
Withholding income tax	21,318	24,267
Total	32,126	34,552

	Note	2017	2016
Other taxes

CURRENT
State VAT (ICMS)		63,896	62,579
ICMS - purchase of credits		7,695	5,193
COFINS	8.1	14,777	634
PIS	8.1	3,144	137
Total		89,512	68,543

NONCURRENT
State VAT (ICMS)		62,244	44,003
Total		62,244	44,003
Total		151,756	112,546

8.1                     Based on a Private Letter Ruling No. 6018 - SRRF06/DISIT, published in May 2017, which expressly acknowledged the Company’s right to the exclusion of ICMS-ST - Free Contracting Environment (ACL), from the PIS and COFINS tax bases, the Company registered the amount of R$200,979, monetarily updated up to December 31, 2017, related to PIS and COFINS on ICMS-ST - Free Contracting Environment (ACL) for the last 5 years, of which the amount of R$157,616 was recorded in operating income (deductions from gross revenue), and R$43,363 as finance income (finance income - Note 26). The Company has already compensated the amount of R$183,948 for offset of federal taxes.

9.                            Deferred income tax and social contributions

Deferred taxes are generated by temporary differences at the statement of financial position date between the tax bases of assets and liabilities and their book values.

Deferred tax liabilities are recognized for all non-taxable temporary tax differences. Deferred tax assets are recognized for all deductible temporary differences and unused tax credits and tax losses, to the extent that it is probable that taxable profit will be generated so that temporary differences may be realized and tax credits and tax losses may be used.

The recovery of the deferred tax asset balance is reviewed at each statement of financial position closing or in a shorter period, upon occurrence of significant events that require review. When it is no longer probable that future taxable profit will be available to allow the recovery of all or part of the asset, the asset balance is adjusted by the amount that is expected to be recovered, according

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of reais - R$, unless otherwise stated)

to the maximum term of the concession. The expectation of generation of future taxable profit is determined based on a technical study approved by the Company’s management bodies.

Deferred tax assets and liabilities are measured at the tax rate determined by tax legislation in force at the statement of financial position date and expected to be applicable on the date of realization of the assets or settlement of the liabilities that generated the deferred taxes.

The deferred tax is recognized according to the transaction that originated it, either in profit and loss (P&L) or in equity.

Deferred tax assets and liabilities are presented net, given that deferred taxes are related only to the Company and subject to the same tax authority, in addition to the legal right to offset current tax assets against current tax liabilities.

9.1                     Detail of deferred income tax and social contributions

			Unaudited
	Note	2017	2016
Temporary differences, income tax and social contribution losses	9.2	1,713,974	1,272,506
Tax benefit from goodwill	9.3	255,304	280,034
Total deferred taxes and social contributions		1,969,278	1,552,540

9.2                     Cumulative balances of deferred taxes on temporary differences and income tax and social contribution losses are as follows:

		Unaudited		Unaudited
	Statement of financial position		Profit or loss
	2017	2016	2017	2016
Deferred tax assets:
Provision for employee benefits	283,995	297,196	(13,201)	(22,086)
Provision for legal proceedings and others	156,970	183,621	(26,651)	(4,975)
Provision for legal proceedings and others - Eletrobras settlement agreement	509,707	—	509,707	—
Allowance for doubtful accounts	84,536	109,605	(25,069)	14,045
Provision for materials and services	18,397	13,890	4,507	(7,834)
Remeasurement (loss) from defined benefit plan (other comprehensive income)	836,016	839,126	—	—
Income tax and social contribution losses	158,732	86,541	72,191	32,634
Tax credits on goodwill on merger	331,090	413,863	(82,773)	23,000
Difference in depreciation/amortization rate	73,762	80,787	(7,025)	(7,025)
Sale of property	—	—	—	20,554
Other	17,458	19,535	(2,077)	(8,571)
Total deferred tax assets	2,470,664	2,044,164	429,610	39,742

Deferred tax liabilities:
Equity valuation adjustment	(502,877)	(540,980)	38,103	37,843
Financial asset monetary adjustment	(184,234)	(166,584)	(17,650)	(48,238)
Monetary adjustment of judicial deposits	(53,138)	(48,877)	(4,261)	(5,635)
Other	(16,441)	(15,217)	(1,224)	(147)
Total deferred tax liabilities	(756,690)	(771,658)	14,968	(16,177)
Deferred tax asset, net	1,713,974	1,272,506
			444,578	23,565
Realization of the tax benefit from goodwill			(24,730)	—
Income (expense) from deferred income tax and social contribution			419,848	23,565

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of reais - R$, unless otherwise stated)

9.3                     Tax-deductible goodwill:

This refers to the tax benefit from the merger of goodwill of the former parent companies AES Elpa S.A. (“AES Elpa”) and Brasiliana Participações S.A. (“Brasiliana Participações”), arising from the corporate reorganization completed on December 30, 2016, by means of partial spin-off of Brasiliana Participações and AES Elpa, with the merger of the spun-off assets by the Company, recorded in accordance with the concepts of CVM Rulings No. 319/99 and No. 349/01, as amended.

Detail of the tax benefit of goodwill merged is as follows:

				Unaudited
	2017			2016
	Goodwill	Provision	Net amount	Net amount
AES Elpa
Balances arising from merger	515,570	(340,275)	175,295	175,294
Accumulated amortization	(45,946)	30,324	(15,622)	—
Subtotal	469,624	(309,951)	159,673	175,294

Brasiliana Participações
Balances arising from merger	308,058	(203,319)	104,739	104,740
Accumulated amortization	(26,788)	17,680	(9,108)	—
Subtotal	281,270	(185,639)	95,631	104,740
Total tax benefit from merged goodwill	750,894	(495,590)	255,304	280,034

The total tax-deductible goodwill recorded by the Company as a result of the reorganization process, completed in December 2016, was R$693,897, consisting of the tax credits on goodwill on the merger of R$413,863 and the tax benefit of the goodwill merged of R$280,034. Of this benefit, R$23,000 was shared with all of the Company’s shareholders, positively affecting profit and loss (P&L) for the year ended December 31, 2016, and R$670,897 was recorded as a matching entry of the “Special goodwill reserve” account, in equity (Note 21.4.2). This deferred tax asset is being realized until the end of the Company’s concession.

We should mention that amortization of goodwill has no impact on the Company’s profit and loss (P&L), as amortization, reversal of the provision, and the tax benefit occur at the same time. There is only impact on cash due to reduction in income tax and social contribution payments.

The amount of tax benefit already used by the Company and therefore available for capitalization is R$13,288 as of December 31, 2017.

9.4                     Changes in deferred income tax and social contribution

		Unaudited
	2017	2016
Opening balance	1,552,540	438,191
Impact on profit or loss (P&L)	419,848	23,565
Impact on equity (Other comprehensive income)	(3,110)	419,887
Impact on equity (Special merger goodwill reserve)	—	670,897
Closing balance	1,969,278	1,552,540

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of reais - R$, unless otherwise stated)

9.5                     Expectation of realization:

Use of estimates:

Based on the estimated future taxable profit generation and management’s estimates for the year ended December 31, 2017, the Company estimates that deferred tax assets will be realized in the following years:

	Deferred tax and social	Tax benefit from
	contribution assets	merged goodwill	Total
Expected realization:
2018	109,194	24,730	133,924
2019	178,112	24,730	202,842
2020	217,726	24,730	242,456
2021	281,108	24,730	305,838
2022	224,781	24,730	249,511
2023-2028	1,459,743	131,654	1,591,397
Total	2,470,664	255,304	2,725,968

The estimated feasibility study on the realization of the Company’s deferred tax assets was reviewed by the Fiscal Council on February 7, 2018 and approved by the Board of Directors on February 19, 2018.

Assumptions used for the technical study are detailed in Note 11.2.

Significant judgment from management is required to determine the amount of deferred tax assets to be recognized based on probable term of realization and future taxable profit levels, in addition to future tax planning strategies.

The assumptions used in the Company’s operating and financial result projections and growth potential were based on management’s expectations regarding the Company’s future, and should not be used for decisions on investments. Management understands that this estimate is consistent with its business plan, at the time of preparation of the technical study. As such, no loss is expected in the realization of these credits, and the resulting adjustments have not been significant in relation to previous years.

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of reais - R$, unless otherwise stated)

10.                     Other receivables

			Unaudited
	Note	2017	2016
CURRENT
Contribution to the payment of public lighting service - COSIP		61,018	64,709
Escrow and judicial deposits	10.1	55,189	2,955
Amounts receivable from the sale of assets and rights		6,336	6,303
Assets and rights for sale	10.2	6,279	—
Services rendered		2,239	3,187
CDE onlending	10.3	68,646	198,281
Other receivables - related parties	28.1	168	928
Advances		4,841	7,740
Reimbursement - bilateral agreements	10.4	41,029	—
Reimbursement - bilateral agreements - related parties	10.4/28.1	4,922	—
Centralizing account for tariff flag resources - CCRBT	10.5	59,767	—
Contract collection - contractors	10.6	7,560	—
Contract collection - contractors - related parties	10.6/28.1	803	—
Other		31,015	10,591
Subtotal		349,812	294,694
Allowance for doubtful accounts - services rendered	7	(626)	(227)
Allowance for doubtful accounts - other receivables	7	(2,759)	(2,628)
Total		346,427	291,839

NONCURRENT
Amounts receivable from the sale of assets and rights		447	3,129
Assets and rights for sale	10.2	—	38,279
Funding to CESP		7,163	7,057
Contractual collaterals - sale of real estate		13,439	12,315
Reimbursement - bilateral agreements	10.4	3,231	—
Reimbursement - bilateral agreements - related parties	10.4/28.1	411	—
Contract collection - contractors	10.6	7,841	—
Contract collection - contractors - related parties	10.6/28.1	670	—
Judicial guarantee insurance		11,793	—
Other		1,767	6,416
Total		46,762	67,196

10.1              The amount payable to suppliers of Power Purchase Agreements in the Regulated Market (CCEAR) must be made available in a specific bank account, one business day before due date. On December 28, 2017, the amount of R$54,141 was available to clear related invoices maturing on December 31, 2017. The payment for this maturity occurred in early January 2018.

10.2              The Company reassessed the balance of assets and rights intended for sale and identified land that, even with the sales efforts, has an expected realization of more than 3 years. Accordingly, the Company reclassified R$32,000 to other assets (noncurrent). The classification of goods and rights intended for sale will only occur based on more consistent assumptions, such as a purchase and sale commitment. The amount of R$6,279 was reclassified to current assets regarding the assets for which a purchase and sale commitment has already been signed. The Company understands that this reclassification allows for a more objective analysis of real estate disposals.

10.3              As approved by ANEEL in the 2017 Tariff Adjustment, the Company offset the Energy Development Account (CDE) transfer credits — Tariff discounts, in the amount of R$252,498, against the CDE charges payable (Note 19), referring to April 2016 to March 2017. It points out that the financial offset occurs

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of reais - R$, unless otherwise stated)

monthly since 2015, when the Company obtained a preliminary injunction on the matter. However, the Company records this offset only after ANEEL’s approval, in each tariff process. As of April 2017, CDE transfers are the responsibility of CCEE, as determined in ANEEL Decision No. 1079, dated April 18, 2017. The balance of R$68,646 comprises R$7,187, to be received in the next tariff adjustment as from July 2018, and R$61,459 comprises the periods of November and December 2017, expected to be received in February 2018.

10.4              These refer to reimbursements of generating companies that have entered into bilateral agreements with the Company for reduction of contracts, in accordance with ANEEL Resolution No. 711 of 2016. These amounts consist of the financial compensation by the generating companies, based on the tariff charges assumed by the Company when bilateral agreements are approved. Receipts occur in monthly consecutive installments, adjusted by SELIC, up to January 2019 (Note 23).

10.5              This refers to the amount receivable from CCRBT referring to November 2017, received in January 2018, and December 2017, received in February 2018 (Note 23).

10.6              This refers to the amount receivable from contractors due to shortages of materials identified in the inventories made in the warehouses. The agreements signed with these companies define, in a specific provision, that they are the “Trustee” of the materials and any shortages identified in the inventory processes must be reimbursed to the Company. The amounts receivable will be divided in installments (average of 24 installments), with maturity beginning February 2018. The amounts will be monetarily updated monthly by reference to the SELIC. The amounts recognized in 2017 were recorded as the recovery of expenses - other operating expenses (Note 25).

11.                     Public concession agreements

Infrastructure assets related to the concession agreement are segregated between financial assets and intangible assets. This segregation is made to distinguish the commitment of compensation guaranteed by the granting authority and the commitment of compensation by the consumers for use of the public utility infrastructure.

Concession assets (financial assets and intangible assets) are remunerated through the regulatory WACC, consisting of interest on the investment made, included in the tariff charged to the Company’s customers, and the amount is included in the composition of the tariff revenue billed to consumers and received monthly.

			Unaudited
	Note	2017	2016
Financial assets
Financial assets related to the concession agreement	11.1	3,011,833	2,386,192
Intangible assets
Concession intangible assets	11.2	5,082,459	5,189,333
Total public-private concession arrangements		8,094,292	7,575,525

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of reais - R$, unless otherwise stated)

Characteristics of the Company´s concession agreement

On June 15, 1998, the Company and ANEEL signed Electric Energy Distribution Concession Agreement No. 162/1998, which establishes the conditions to operate the public electric energy distribution services, with adequate technology and methods that guarantee the provision of the service, in the concession area determined by ANEEL Resolution No. 72, of March 25, 1998. The term of the concession agreement is 30 years, from the execution date. The concession term may be extended for an equal period, and the Company must file the request up to 36 months before the end of the concession, to which ANEEL must respond until the 18th month prior to the end of the concession. Any extension on the concession agreement should serve to the public interest and the review of the conditions set forth in the Concession Agreement, at the discretion of ANEEL. The concession of the Company is not subject to valuable consideration, therefore there are no fixed commitments and payments to be made to the Granting Authority.

Upon termination of the concession agreement, assets and facilities related to the distribution of electric energy will become part of the Federal Government´s assets, through indemnification of investments made and not yet amortized, as long as authorized by ANEEL, determined by inspection of the regulatory agency itself.

On June 6, 2005, the First Amendment to the Concession Agreement for Public Electric Energy Distribution Services No. 162/1998 - ANEEL between the Company and the Federal Government was signed, in order to meet the efficiency conditions of paragraph 2, articles 36 and 43 of Decree No. 5163, of July 30, 2004, would be passed through the tariff to final consumers.

On May 3, 2010, the Second Amendment to the Concession Agreement for Public Electric Energy Distribution Services No. 162/1998 - ANEEL between the Company and the Federal Government was signed, the purpose of which was to change the annual tariff adjustments calculation procedures, seeking neutrality of the Sector Charges of “Parcel A” of the Concessionaire’s Annual Revenue, as worded by paragraph 7 of the aforementioned agreement.

On December 10, 2014, the Third Amendment to the Concession Agreement for Public Electric Energy Distribution Services No. 162/1998 - ANEEL was signed between the Company and the Federal Government, under which any balance of sector financial assets or liabilities, at the end of the concession term, will be indemnified to or reimbursed by the Company.

In May 2017, the Company requested the adjustment of economic imbalances in the tariff cycle. The losses mentioned refer to the history of tariff adjustment of operational costs, Fundação CESP, and loss of market since the 2015 Tariff Review. The negotiations may result in the execution of a new amendment to the Concession Agreement. The process is still under analysis by ANEEL.

Considering that the conditions established by ICPC 01 (R1) /IAS 36 Service Concession Arrangements have been fully met, the Company management concluded that its concession agreement is within the scope of ICPC 01 (R1)/IAS 36 and, therefore, the concession assets are segregated into concession financial assets and intangible assets.

The Company´s tariff adjustment occurs on July 4 of each year, while the periodic tariff review occurs on the same date every 4 years, the next one on July 4, 2019.

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of reais - R$, unless otherwise stated)

Concession-related assets

Pursuant to articles 63 and 64 of Decree No. 41019, of February 26, 1957, assets and facilities used for generation, transmission and distribution, including sale, are restricted to these services, and may not be disassembled, sold, assigned, or given as mortgage guarantee without prior express authorization from the Granting Authority.

11.1 Financial assets related to the concession agreement

The financial indemnification of the concession corresponds to the estimated portion of the investments made in the public service infrastructure that will not be fully amortized until the end of the concession. The Company has the unconditional right to receive cash or other financial assets from the Granting Authority, as indemnification for the reversal of the public service infrastructure. Financial assets related to the concession agreement are classified as available for sale, and in the years reported, were valued based on the Regulatory Asset Base (BBR), replacement cost concept, which is the criterion used by ANEEL to determine the energy tariff of distribution companies.

The Company classifies the monetary update of the indemnification financial asset of the concession under the operating revenue group, together with the other revenues related to its business purpose, to better reflect the model of its electric energy distribution business and to provide a better presentation of its equity position and financial performance.

Use of estimates:

The Company’s Tariff Review occurs every 4 years, and only on that date, the Regulatory Asset Base is approved by ANEEL through the new replacement value — depreciated “VNR”. Between the Tariff Review periods, management, using the criteria determined by ANEEL, applies the IPCA to update the Regulatory Asset Base. The financial asset of the concession is measured through said asset base and takes into consideration the changes in the estimated cash flow, based primarily on factors such as the new replacement price and IPCA monetary update. It is important to emphasize that the criterion defined by ANEEL attributes value to the concession operator’s infrastructure, and the value of the financial asset is a representation of the portion of this infrastructure that will not be amortized at the end of the concession term. Therefore, this financial asset is intrinsically linked to the infrastructure, whose assessment criteria, in turn, is defined by ANEEL. These criteria may be modified by ANEEL.

The Company management considers the credit risk of the concession’s financial asset to be very low, since the executed agreement guarantees the unconditional right to receive cash at the end of the concession term, to be paid by the Granting Authority. Accordingly, it is not necessary to record impairment loss.

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of reais - R$, unless otherwise stated)

Changes in financial assets related to the concession agreement are as follows:

			Unaudited
	Note	2017	2016
Opening balance		2,386,192	2,004,798
Transfer - intangible asset in progress	11.2	581,559	244,386
Write-offs	25	(7,830)	(4,867)
Monetary update of financial asset	23	51,912	141,875
Closing balance		3,011,833	2,386,192

11.2  Intangible assets, net

Assets classified as intangible assets represent the Company’s right to charge tariff to consumers, for the use of public service infrastructure throughout the service concession arrangement.

Intangible assets are initially recognized at fair value at the date of acquisition or construction, which includes capitalized borrowing costs. After initial recognition, intangible assets are amortized on a straight-line basis over the earliest of the term corresponding to the right to charge consumers for the use of the concession asset that generated it (the regulatory useful life of the assets) or for the service concession arrangement term.

The Company monthly aggregates the interest incurred on loans, financing and debentures at the cost of infrastructure construction recorded as intangible assets in progress, considering the following criteria for capitalization: (a) interest is capitalized during the infrastructure construction period; (b) interest is capitalized considering the weighted average rate of the loans in effect on the date of capitalization; (c) total monthly capitalized interest does not exceed the total monthly interest expense; and (d) capitalized interest (Note 26) is amortized considering the same criteria and useful life as the intangible assets to which it is related. Interest was capitalized at an average interest rate of 12.8% p.a. for the year ended December 31, 2017 (17% p.a. for the year ended December 31, 2016), on qualifying intangible assets.

Impairment

Use of estimates:

The Company quarterly assesses events or changes in economic, operating or technological circumstances that may indicate deterioration or impairment. If there is an impairment loss indicator, a test is conducted at the date it is identified. For intangible assets not yet available for use, the Company conducts annual tests.

The recoverable amount of the asset is defined as the higher of value in use or fair value less costs to sell.

For the purposes of assessing the recoverable amount of assets through value in use, the smallest group of assets for which there are separately identifiable cash flows (cash generating units — CGUs) is used. Business management considers the Company as an integrated distribution network that forms a single cash-generating unit.

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of reais - R$, unless otherwise stated)

The calculation of fair value less cost to sell is based on information available on transactions for sale of similar assets or market prices less additional costs to dispose of the asset.

The calculation of value in use is based on the discounted cash flow model, considering the regulatory WACC. Cash flows derive from short-term budget and long-term projections, corresponding to the service concession period, and include no restructuring activities to which the Company is not yet committed or significant future investments that may improve the asset base of the cash-generating unit subject to tests. Recoverable amount is sensitive to the discount rate used under the discounted cash flow method, as well as expected future cash receipts, and to the growth rate used for extrapolation purposes.

Significant assumptions used are as follows:

•                                Revenues — these are projected based on the current tariff model and market performance of the Company’s concession area and take into consideration:

a.                                              Market Projection: expected GDP growth in Brazil and the Company’s concession area, income and performance of commercial and industrial activity in the State of São Paulo; new customer connections requested to the Company;

b.                                              Projection Rate: transfer of costs with purchase, sale and transmission of energy; sector charges and taxes; inflation; quality and productivity; recognition of investments; among others.

•                                Operating costs and expenses — these are projected based on the current tariff model and market performance of the Company’s concession area and take into consideration:

a.                                              Electric Energy Costs: transfer of costs with purchase, sale and transmission of energy; sector charges and taxes; projected based on the perspective of market performance, hydrology, contracts entered into by the Company and inflation, among others;

b.                                              Operating costs and expenses: costs and expenses associated with the operation and management, which take into consideration market growth, inflation of the period, work and activities planned for the period and the physical quantity, unit value and historical average depending on the nature of the expenditure, among others. Among this group, we highlight the Company’s Productivity Program, which aims at: (i) recovery of quality indicators, including, based on the new level of investments, smart grids, process digitization; (ii) revenue management, with the development of a system to anticipate consumer behavior, bring intelligence to the process, and transform the energy meter reader into a commercial agent; and (iii) efficiency as a result of higher productivity and investments in the network.

•                                Capital investments — investments in capital assets are estimated considering the necessary infrastructure to enable supply of energy and services with quality and operational reliability.

•                                Projection period - until 2028, as it considers the end of the service concession arrangement, signed by the Company in 1998 with the Grantor.

•                                Extrapolation period after 2022: (i) Macroeconomic indexes (GDP, SELIC, TJLP, IGPM, etc.): last index made available by Focus report or macroeconomic report made available by commercial banks; (ii) Operating costs and expenses: Inflation and exclusion of non-recurring events; (iii) Investments: reinstatement of regulatory depreciation; (iv) Market: GDP, (v) Energy cost: Compatible with market growth, inflation and price of the last auction organized.

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of reais - R$, unless otherwise stated)

A loss is recognized in the statement of profit or loss for the amount at which the carrying amount of the asset exceeds its recoverable amount.

The impairment test of the Company’s intangible assets did not result in the need to recognize losses for the years ended December 31, 2017 and 2016, as their recoverable amounts exceed their carrying amounts at the assessment date.

Use of estimates:

The amortization of intangible assets is recognized in profit or loss, and recorded for the concession period based on the economic benefits generated annually.

Detail of intangible assets is as follows:

		Unaudited
	2017	2016
Concession intangible assets
Intangible assets - cost	7,912,545	7,716,782
Accumulated amortization	(2,830,086)	(2,527,449)
Total concession intangible assets	5,082,459	5,189,333

The balance of intangible assets substantially refers to the right to use the concession infrastructure, which is recognized to the extent that the Company has the right (authorization) to charge for services rendered to consumers of utility services.

Changes in intangible assets are as follows:

		In progress		In service
		Intangible	(-) Special	Intangible	(-) Special	Intangible	Accumulated	Total concession
	Note	assets	obligations	assets	obligations	assets	amortization	intangible assets
Balances at December 31, 2015 (Unaudited)		603,276	(72,068)	7,592,851	(789,989)	7,334,070	(2,175,692)	5,158,378
Additions		869,971	(101,438)	12,513	—	781,046	(522,909)	258,137
Write-offs		—	—	(153,948)	—	(153,948)	122,979	(30,969)
Amortization of special obligations		—	—	—	—	—	48,173	48,173
Transfers		(412,367)	29,441	412,367	(29,441)	—	—	—
Transfers to financial assets	11.1	(280,645)	36,259	—	—	(244,386)	—	(244,386)
Balances at December 31, 2016 (Unaudited)		780,235	(107,806)	7,863,783	(819,430)	7,716,782	(2,527,449)	5,189,333
Additions		1,113,544	(115,618)	12,477	—	1,010,401	(555,562)	454,839
Write-offs		—	—	(233,080)	—	(233,079)	202,377	(30,702)
Amortization of special obligations		—	—	—	—	—	50,548	50,548
Transfers		(595,474)	34,829	595,474	(34,829)	—	—	—
Transfers to financial assets	11.1	(632,498)	50,938	—	—	(581,559)	—	(581,559)
Balances at December 31, 2017		665,807	(137,657)	8,238,654	(854,259)	7,912,545	(2,830,086)	5,082,459

The balance of intangible assets in service, including special obligations, net of accumulated amortization, at December 31, 2017, is R$ 4,554,309 and will be amortized through the service concession arrangement term, as follows:

Total to be amortized	2018	2019	2020	2021	2022	2023 to 2028
4,554,309	519,908	507,143	496,017	477,013	443,403	2,110,825

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of reais - R$, unless otherwise stated)

The new additions will be amortized considering the rates set forth in the Electric Sector Asset Control Manual, ANEEL Resolution No. 674/15. The average rates were 3.82% in 2017 and 3.83% in 2016.

12.                     Financial sector assets and liabilities (regulatory assets and liabilities)

On December 10, 2014, the Third Amendment to the Service Concession Arrangement was signed, which ensured that any balance of the financial sector asset or liability, at the end of the service concession arrangement, will be indemnified for or reimbursed by the Company. With this amendment to the service concession arrangement, any uncertainties that had existed regarding the recognition and realization of financial sector assets and liabilities were eliminated. Accordingly, since December 2014, the Company has recognized financial sector assets and liabilities in its financial statements.

The recognition of financial sector assets and liabilities is intended to neutralize the economic impacts on the Company’s profit or loss, due to the difference between non-manageable items, denominated “Parcel A” or other financial components, and those effectively included in the tariff, at each tariff readjustment/review.

These differences between the actual cost and the cost considered in the tariff adjustments generate a right, when the realized cost is higher than the one included in the tariff, or an obligation, when the costs are lower than those included in the tariff. The differences are considered by ANEEL in the subsequent tariff adjustment, and are included in the Company’s tariff adjustment index.

The balance comprises: (i) the previous cycle (in amortization), which represents the balance approved by ANEEL already included in the tariff, and (ii) by the coming cycle, which are the differences that will be approved by ANEEL for the next tariff event.

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of reais - R$, unless otherwise stated)

Detail of and changes in balances by tariff cycle are as follows:

		Unaudited
	Note	Balances at 12.31.2016	Deferrals	Amortization	Receipt - tariff flags (i)	Monetary update	Reclassifications	Balances at 12.31.2017	Amount set up (deferred)	Amounts in amortization	Current	Noncurrent

Financial sector assets and liabilities
Compensation of Variation of Values of Parcel A Items - CVA		122,408	1,218,288	39,684	(976,399)	(38,425)	(39,951)	325,605	759,001	(433,396)	(65,179)	390,784
Itaipu Energy - cost/exchange differences		978,176	413,832	(865,634)	—	54,001	(109,630)	470,745	331,505	139,240	304,992	165,753
Incentive Program for Alternative Energy Sources - PROINFA		24,608	(21,966)	(12,740)	—	(557)	—	(10,655)	(365)	(10,290)	(10,473)	(182)
Transportation of electricity through grid		29,703	56,040	(27,651)	—	3,224	—	61,316	46,602	14,714	38,015	23,301
Transportation of electricity - Itaipu		5,774	12,922	(4,926)	—	612	—	14,382	11,749	2,633	8,508	5,874
Energy Development Account - CDE		42,094	(250,505)	(44,663)	—	(21,131)	(49,781)	(323,986)	(118,531)	(205,455)	(264,721)	(59,265)
Energy Acquisition Costs	12.4	(581,210)	1,767,401	713,028	(976,399)	(36,882)	75,141	961,079	1,109,912	(148,833)	394,840	566,239
System Service Charges - ESS/EER	12.6	(376,737)	(759,436)	282,270	—	(37,692)	44,319	(847,276)	(621,871)	(225,405)	(536,340)	(310,936)

Other financial sector assets and liabilities		(391,067)	(143,282)	101,462	—	(27,760)	39,951	(420,696)	(688,699)	268,003	83,467	(504,163)
Neutrality of Parcel A		200,408	82,304	(196,992)	—	7,027	—	92,747	(1,640)	94,387	93,567	(820)
Overcontracting energy		96,475	(92,338)	4,241	—	9,106	(582)	16,902	(105,706)	122,608	69,755	(52,853)
Extraordinary Tariff Review - RN ANEEL 1858/2015		(416,222)	—	347,110	—	(15,740)	84,852	—	—	—	—	—
Excess demand and reactive energy - 4CRTP	12.1	(206,142)	(88,760)	—	—	(24,724)	—	(319,626)	(319,626)	—	—	(319,626)
Xq factor - Tariff refund	12.2	(61,333)	55,733	—	—	5,600	—	—	—	—	—	—
Refund of the tariff adjustment of Angra III	12.3	—	175,130	(66,917)	—	3,022	(44,319)	66,916	—	66,916	66,916	—
Hydrological risk	12.5	—	(226,608)	—	—	(3,408)	—	(230,016)	(230,016)	—	(115,008)	(115,008)
Other		(4,253)	(48,743)	14,020	—	(8,643)	—	(47,619)	(31,711)	(15,908)	(31,763)	(15,856)

Total		(268,659)	1,075,006	141,146	(976,399)	(66,185)	—	(95,091)	70,302	(165,393)
Financial sector assets (liabilities), net											18,288	(113,379)

(i)                                              The amount of R$ 976,399 includes the collection of the tariff flags of the month of December 2016 (approved by ANEEL in January 2017), as well as the collections from January to December 2017 (Note 23).

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of reais - R$, unless otherwise stated)

		Unaudited							Unaudited
	Note	Balances at 12.31.2015	Deferrals	Amortization	Receipt - tariff flags	Monetary update	Transfers	Reclassifications	Balances at 12.31.2016	Amount set up (deferred)	Amounts in amortization	Current	Noncurrent

Financial sector assets and liabilities
Offset of Changes in Amounts of Parcel A Items - CVA		2,577,364	(858,765)	(1,385,746)	(497,151)	169,018	117,688	—	122,408	(439,014)	561,422	339,874	(217,466)
Itaipu Energy - cost/exchange differences		1,142,365	495,732	(844,355)	—	193,626	(9,192)	—	978,176	167,963	810,213	894,195	83,981
Incentive Program for Alternative Energy Sources - PROINFA		(5,864)	44,170	(17,955)	—	4,257	—	—	24,608	755	23,853	24,231	377
Transportation of electricity through grid		33,218	21,178	(27,969)	—	3,276	—	—	29,703	16,958	12,745	21,224	8,479
Transportation of electricity - Itaipu		7,182	4,319	(6,411)	—	684	—	—	5,774	3,140	2,634	4,204	1,570
Energy Development Account - CDE		1,075,181	(505,504)	(543,398)	—	63,482	(47,667)	—	42,094	(223,672)	265,766	153,930	(111,836)
Energy Acquisition Costs		549,900	(761,393)	(239,687)	(227,700)	(76,877)	174,547	—	(581,210)	(96,102)	(485,108)	(535,200)	(46,010)
System Service Charges - ESS/EER		(224,618)	(157,267)	294,029	(269,451)	(19,430)	—	—	(376,737)	(308,056)	(68,681)	(222,710)	(154,027)

Other sectoral financial assets and liabilities		(1,236,464)	278,485	830,810	—	(121,043)	(117,688)	(25,167)	(391,067)	47,507	(438,574)	(295,631)	(95,436)
Neutrality of Parcel A		112,431	190,388	(112,647)	—	10,236	—	—	200,408	97,802	102,606	151,507	48,901
Overcontracting energy		(270,813)	181,375	366,261	—	(7,145)	(173,203)	—	96,475	223,324	(126,849)	(15,081)	111,556
Extraordinary Tariff Review - RN ANEEL 1858/2015		(952,454)	12	579,036	—	(98,331)	55,515	—	(416,222)	—	(416,222)	(416,222)	—
Excess demand and reactive energy - 4CRTP	12.1	(87,629)	(92,316)	—	—	(26,197)	—	—	(206,142)	(206,142)	—	—	(206,142)
Xq factor - Tariff refund	12.2	(58,100)	2,367	—	—	437	—	(6,037)	(61,333)	(61,333)	—	(14,654)	(46,679)
Other		20,101	(3,341)	(1,840)	—	(43)	—	(19,130)	(4,253)	(6,144)	1,891	(1,181)	(3,072)

Total		1,340,900	(580,280)	(554,936)	(497,151)	47,975	—	(25,167)	(268,659)	(391,507)	122,848
Financial sector assets (liabilities), net												44,243	(312,902)

12.1                                 These refer to the revenue of excess demand and reactive energy earned from the 4th Cycle of Periodic Tariff Review (4CRTP). This amount will be deducted from Parcel B in the Company’s next tariff review.

12.2                                 At the end of 2015, the Company identified inconsistencies in the calculation of its SAIDI and SAIFI continuity indicators from 2011 to May 2015, with the need to reprocess these indicators and change the overall values of SAIDI and SAIFI previously reported to the regulator. As a consequence, the Company recorded a provision for a tariff refund of Factor Xq, considering that this reprocessing would result in the recalculation of the Factor Xq component, as had already occurred with other distributors.

However, as per the 2017 Tariff Adjustment, the Company’s request for the Factor Xq component recalculation was not approved by ANEEL. The recalculation of the Factor Xq component, motivated by the reprocessing of the SAIDI and SAIFI indicators, was explicitly determined for the distributors in the 3rd review cycle. For the distributors that are in the 4th tariff review cycle, as is the case of the Company, there is no explicit determination in the Tariff Regulation Procedure (PRORET) on the recalculation of Factor Xq. On June 27, 2017, ANEEL’s Executive Board decided not to recalculate Factor Xq. Accordingly, the Company reversed the amount of R$ 61,333 provisioned at December 31, 2016.

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(in thousands of reais - R$, unless otherwise stated)

12.3              On March 28, 2017, ANEEL decided, through Approval Resolution No. 2214/2017, to republish the distributors’ energy tariffs, in order to exclude the corresponding costs of engaging Angra III plant in 2016 from the tariff coverage related to the Reserve Energy Charge (EER).

The return procedure was implemented in two steps. In the first step, valid for electricity consumption in April 2017, in addition to the exclusion of Angra III costs for the month, there was also a reversal of the amount of costs of Angra III plant included in the tariffs in force since the previous tariff process, monetarily updated by SELIC. In the second step, valid from May 1, 2017 until the 2017 Tariff Adjustment (July 4, 2017), the costs of Angra III plant, without retroactive effects, were excluded from the tariff. Since the planned costs of Angra III plant did not include the amounts of EER collected from the distributors, but tariff coverage was established in the last Tariff Adjustment, the Company recorded a financial sector liability referring to these amounts.

With the anticipated tariff refund of Angra III costs, the Company recorded a contra entry in financial sector assets at the same amount of the previously recorded financial sector liability, thus generating no effects on its profit and loss (P&L). The effects of the April 2017 tariff refund, retroactive since the 2016 Tariff Adjustment, were included in the tariffs approved by ANEEL in the Company’s 2017 Tariff Adjustment.

12.4              Due to an unfavorable hydrological condition after July 2017, there was a lower hydro generation, and therefore, increase in use of thermal plants, increasing the PLD (Price of Settlement of Differences) and impacting the level of lowering of the physical guarantee of the hydroelectric plants. For distributors, this entails higher CCEAR costs of thermal plants and higher hydrological risk costs for the Itaipu plants, for those that sell energy under Physical Guarantee Quotas and for those that have sold CCEARs and renegotiated the Hydrological Risk. In view of these facts, the difference in relation to the cost included in the tariff is larger, causing an increase in asset deferral from energy purchase at December 31, 2017, and consequently an amount that should be reimbursed by consumers.

12.5             At the beginning of 2017, ANEEL initiated Public Hearing No. 04/2017, in order to update Sub-module 4.4 of PRORET (Other Financial Components) and provide tariff treatment for the forecast of hydrological risk.

According to the review of such sub-module the 2017 distributors’ tariffs would consider a financial component to (i) cover the hydrological risks associated with the plants committed to Physical Guarantee Agreements (CCGF); (ii)  to the plant of Itaipu and (iii) to the hydroelectric plants whose energy was contracted in the Regulated Contracting Environment (ACR), and signed a Risk Renegotiation Agreement in accordance with Law No. 13203/2015.

Accordingly, the Company recognized in its 2017 tariff adjustment a financial component referring to such advance, amounting to R$ 473,072. According to ANEEL’s outcome of public hearing No. 4/2017, the hydrological risk is expected to have an energy purchase CVA nature. Therefore, reversal of the financial component will follow the model of balance to offset of energy purchase CVA, i.e., in accordance with the billed market of this component and monetarily updated by reference to the SELIC. We should point out that the reference period to calculate the financial remuneration corresponds to the date of the last business day of each month.

12.6             The increase in liability deferral of the ESS CVA was mainly impacted by the increase in the PLD, which results in lower thermal use (with increase of the PLD, the least more expensive plants get fired), and greater receipt of funds from Reserve Energy Account (CONER), in the amount of R$ 309,647, as per

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(in thousands of reais - R$, unless otherwise stated)

Note 24.3. Due to these factors, the tariff coverage was higher than the cost, generating a balance to be returned to the consumer.

13.       Trade accounts payable

			Unaudited
	Note	2017	2016
CURRENT
Itaipu		365,593	314,994
Electricity in the short term - CCEE	13.1	418,772	175,046
Electricity supply		493,031	473,297
Electricity supply - related parties	28.1	—	4,920
Free energy	13.2	105,583	96,099
Distribution system use charge		130,475	94,162
Total energy		1,513,454	1,158,518
Material and services		276,264	303,724
Materials and services - related parties	28.1	—	6,012
Total trade accounts payable		1,789,718	1,468,254

13.1              The balance payable to CCEE refers basically to hydrological risk for both Itaipu and Quotas. As mentioned in Note 12.4, the increase in balance payable of hydrological risk, as well as the CCEARs, is attributed to the unfavorable hydrological scenario.

13.2              Free energy refers to amounts payable to electricity generators referring to the losses occurred during the energy rationing period, between June 2001 and February 2002.

ANEEL Regulatory Decision No. 387, of December 15, 2009, established a new methodology for calculating the Free Energy and Revenue Loss balances for the period after the collection of the Extraordinary Tariff Adjustment (RTE) in the supply tariffs. ANEEL, through Decisions No. 2517/10 and No. 1072/11, determined that the Free Energy balances payable by the Company. ABRADEE (Brazilian Association of Electric Energy Distributors), as representative of its associates, among which the Company, obtained an injunction against ANEEL Decisions No. 2517/10 and No. 1072/11, alleging that they adversely affect all the system originally established in the Extraordinary Tariff Adjustment (RTE) between electricity generators and distributors.

Accordingly, payments related to free energy are conditioned to the final court decision. Balance payable is monthly monetarily updated by reference to SELIC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(in thousands of reais - R$, unless otherwise stated)

14.       Taxes payable

		Unaudited
	2017	2016
Income and social contribution taxes payable:
CURRENT
Income tax	—	1,932
Social contribution tax	—	695
Total	—	2,627

	2017	2016
Other taxes payable:
CURRENT
Federal taxes
PIS	13,255	31,961
COFINS	61,052	138,062
INSS	11,305	10,058
IRRF	562	556
Other	7,765	7,058
Subtotal - Federal	93,939	187,695

State taxes
ICMS	357,199	335,825
Subtotal - State	357,199	335,825

Local taxes
ISS	1,814	1,331
Subtotal - Local	1,814	1,331
Total - Other taxes payable	452,952	524,851

The Company is taxed under the taxable profit regime, with payments made based on monthly estimates, in relation to Corporate Income Tax and Social Contribution on Net Profit (IRPJ and CSLL). For the year ended December 31, 2017, the Company made no payments based on estimates (prepayments), as it recorded no taxable profit. Payments were made for withholding income tax (IRRF) only, amounting to R$ 15,656.

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(in thousands of reais - R$, unless otherwise stated)

15.       Loans and financing, debentures and finance lease

15.1              Detail of loans and financing, non-convertible debentures and finance lease balances is as follows:

			2017
			Current				Noncurrent
		Effective rate			Costs to be			Costs to be		Total current +
	Maturity	p.a. (%)(ii)	Charges	Principal	amortized	Total	Principal	amortized	Total	noncurrent
Domestic currency
Loans and financing:
FINEP 1 (i) - b.6	2020	4.00	23	5,604	—	5,627	6,904	—	6,904	12,531
FINEP 2 (i) - a.6 and b.6	2024	TJLP+5.00	199	10,060	—	10,259	64,876	—	64,876	75,135
Bank Credit Notes - Bradesco - b.7	2019	CDI+4.12	5,534	120,000	(4,060)	121,474	60,000	(1,414)	58,586	180,060
Bank Credit Notes - Banco ABC (I) - b.12	2020	CDI+4.02	824	18,667	(312)	19,179	37,334	(251)	37,083	56,262
Bank Credit Notes - Banco ABC (II) - a.2	2020	CDI+5.88	604	13,666	(719)	13,551	27,334	(582)	26,752	40,303
Bank Credit Notes - SAFRA - a.5	2018	CDI+2.97	206	200,000	(785)	199,421	—	—	—	199,421
FINEM - Sub-loan A - b.8	2021	TJLP+5.00	159	11,313	(207)	11,265	25,453	(210)	25,243	36,508
FINEM - Sub-loan B - b.8	2021	SELIC+4.85	73	14,941	(212)	14,802	33,617	(328)	33,289	48,091
FINEM - Sub-loan C - b.8	2021	10.31	66	5,130	(94)	5,102	11,543	(94)	11,449	16,551
FINEM - Sub-loan D - b.8	2021	TJLP	1	192	—	193	432	—	432	625
FINEM - Sub-loan E - b.8	2021	SELIC+3.82	23	5,513	(78)	5,458	12,404	(121)	12,283	17,741
FINEM - Sub-loan A (2nd protocol) - b.11	2022	TJLP+4.70	220	12,612	(231)	12,601	38,886	(344)	38,542	51,143
FINEM - Sub-loan B (2nd protocol) - b.11	2022	SELIC+4.77	88	14,803	(257)	14,634	45,644	(400)	45,244	59,878
FINEM - Sub-loan C (2nd protocol) - b.11	2022	SELIC+4.77	27	4,471	(78)	4,420	13,785	(121)	13,664	18,084
FINEM - Sub-loan D (2nd protocol) - b.11	2022	10.15	68	4,193	(78)	4,183	12,929	(113)	12,816	16,999
Promissory notes - 3rd issue - a.1	2021	CDI+3.37	9,965	9,090	(400)	18,655	86,365	(472)	85,893	104,548
Other			275	—	—	275	—	—	—	275
Total - Loans and financing			18,355	450,255	(7,511)	461,099	477,506	(4,450)	473,056	934,155

Debentures:
Debentures - 9th issue - b.1	2018	CDI+4.94	455	14,667	(360)	14,762	—	—	—	14,762
Debentures - 11th issue - b.2	2018	CDI+3.86	1,352	100,000	(1,833)	99,519	—	—	—	99,519
Debentures - 13th issue - b.3	2020	CDI+3.84	2,076	80,000	(3,167)	78,909	120,000	(2,043)	117,957	196,866
Debentures - 14th issue - b.4	2021	CDI+2.62	4,364	60,000	(5,406)	58,958	540,000	(10,549)	529,451	588,409
Debentures - 15th issue - b.5	2018	CDI+6.13	649	35,110	(1,343)	34,416	—	—	—	34,416
Debentures - 18th issue (1st series) - b.9	2022	CDI+3.06	3,860	38,080	(255)	41,685	152,400	(516)	151,884	193,569
Debentures - 18th issue (2nd series) - b.9	2022	CDI+3.07	3,860	38,080	(273)	41,667	152,400	(552)	151,848	193,515
Debentures - 19th issue - b.10	2021	CDI+4.11	8,882	71,104	(2,180)	77,806	177,792	(2,874)	174,918	252,724
Debentures - 20th issue - a.3	2021	128 % of CDI	12,442	70,000	(4,206)	78,236	630,000	(7,849)	622,151	700,387
Debentures - 21st issue - a.4	2022	CDI+3.42	9,672	—	(902)	8,770	271,000	(2,563)	268,437	277,207
Total - Debentures			47,612	507,041	(19,925)	534,728	2,043,592	(26,946)	2,016,646	2,551,374

Finance lease - c		13.39 to 39.97	—	30,616	—	30,616	52,867	—	52,867	83,483
Total - Finance lease			—	30,616	—	30,616	52,867	—	52,867	83,483

Total debt			65,967	987,912	(27,436)	1,026,443	2,573,965	(31,396)	2,542,569	3,569,012

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(in thousands of reais - R$, unless otherwise stated)

			Unaudited
			2016
			Current				Noncurrent
		Effective rate			Costs to be			Costs to be		Total current +
	Maturity	p.a. (%)(ii)	Charges	Principal	amortized	Total	Principal	amortized	Total	noncurrent
Domestic currency
Loans and financing:
FINEP 1 (i) - b.6	2020	4.00	34	5,351	—	5,385	12,508	—	12,508	17,893
FINEP 2 (i) - b.6	2024	TJLP+5.00	122	2,725	—	2,847	38,987	—	38,987	41,834
Bank Credit Notes - Bradesco - b.7	2019	CDI + 2.64	27,626	120,000	(2,735)	144,891	180,000	(2,318)	177,682	322,573
Bank Credit Notes - Banco ABC (I) - b.12	2018	CDI + 6.40	13,330	42,000	(745)	54,585	28,000	(338)	27,662	82,247
FINEM - Sub-loan A - b.8	2021	TJLP + 4.22	206	11,192	—	11,398	36,373	—	36,373	47,771
FINEM - Sub-loan B - b.8	2021	SELIC + 4.22	105	13,508	—	13,613	44,221	—	44,221	57,834
FINEM - Sub-loan C - b.8	2021	9.50	87	5,130	—	5,217	16,674	—	16,674	21,891
FINEM - Sub-loan D - b.8	2021	TJLP	1	190	—	191	617	—	617	808
FINEM - Sub-loan E - b.8	2021	SELIC + 3.20	32	5,012	—	5,044	16,289	—	16,289	21,333
FINEM - Sub-loan A (2nd protocol) - b.11	2022	TJLP + 4.07	292	12,477	—	12,769	50,948	—	50,948	63,717
FINEM - Sub-loan B (2nd protocol) - b.11	2022	SELIC + 4.15	131	13,459	—	13,590	54,956	—	54,956	68,546
FINEM - Sub-loan C (2nd protocol) - b.11	2022	SELIC + 4.15	39	4,065	—	4,104	16,597	—	16,597	20,701
FINEM - Sub-loan D (2nd protocol) - b.11	2022	9.50	88	4,218	—	4,306	17,097	—	17,097	21,403
Other			275	—	—	275	—	—	—	275
Total - Loans and financing			42,368	239,327	(3,480)	278,215	513,267	(2,656)	510,611	788,826
Debentures:
Debentures - 9th issue - b.1	2018	CDI + 2.98	5,187	25,000	(1,549)	28,638	75,000	(910)	74,090	102,728
Debentures - 11th issue - b.2	2018	CDI + 2.76	2,407	—	(881)	1,526	100,000	(888)	99,112	100,638
Debentures - 13th issue - b.3	2020	CDI + 3,02	5,310	80,000	(2,807)	82,503	200,000	(3,261)	196,739	279,242
Debentures - 14th issue - b.4	2021	CDI + 2.19	8,224	—	(3,114)	5,110	600,000	(9,935)	590,065	595,175
Debentures - 15th issue - b.5	2018	CDI + 3.69	16,001	250,000	(10,210)	255,791	250,000	(4,897)	245,103	500,894
Debentures - 17th issue (2nd series)	2017	CDI + 2.24	6,419	90,000	(15)	96,404	—	—	—	96,404
Debentures - 18th issue (1st series) - b.9	2022	CDI + 3.06	6,730	9,521	(272)	15,979	190,480	(771)	189,709	205,688
Debentures - 18th issue (2nd series) - b.9	2022	CDI + 3.07	6,730	9,521	(288)	15,963	190,480	(827)	189,653	205,616
Debentures - 19th issue - b.10	2021	CDI + 3.59	3,404	71,103	(1,356)	73,151	248,896	(2,585)	246,311	319,462
Total - Debentures			60,412	535,145	(20,492)	575,065	1,854,856	(24,074)	1,830,782	2,405,847
Finance lease - c		8.40 to 15.64	—	28,599	—	28,599	48,123	—	48,123	76,722
Total - Finance lease			—	28,599	—	28,599	48,123	—	48,123	76,722
Total debt			102,780	803,071	(23,972)	881,879	2,416,246	(26,730)	2,389,516	3,271,395

(i)  FINEP is net of the government grants. The FINEP 2 contract (TJLP + 5% p.a.) sets forth a reduction (equalization benefit) by 6% on the TJLP conditioned to the non-default and execution of the projects.

(ii)  Effective interest rate is different from the contractual interest rate, as transaction costs incurred in each debt are considered. The transaction costs incurred in raising funds with third parties are allocated to profit or loss for the period over the term of the debt that originated them, using the amortized cost method. The use of the amortized cost method results in the calculation and allocation of financial charges based on the effective interest rate instead of the contractual interest rate of the instrument.

All funds raised from financing were used for the purpose provided for in the agreements, i.e., the contractual use limits were observed.

In March 2016, the Company entered into a line of credit operation with Caixa Econômica Federal Bank, which was not utilized as of December 31, 2017, with the following characteristics:

Amount		Term	Interest rate	Limit provisioning rate
R$	100,000	36 months	CDI + 0.34% p.m.	0.025% p.m. on the unused balance

Guarantees: Financing for FINEM, 3rd issuance of promissory notes, the 18th and 20th issues of debentures are collateralized by the Company’s receivables, and may be blocked in a bank account, in case of breach of contract. This guarantee corresponds to: (i) 25% of the outstanding balance of the financing, in the case of FINEM; (ii) 130% of the next payment of principal and/or interest, in the case of the 3rd issue of promissory notes and the 18th issue of debentures; and (iii) up to 1/3 of the debt balance, in the case of the 20th issue of debentures. For FINEP, the Company has 5 letters of

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(in thousands of reais - R$, unless otherwise stated)

guarantee as collateral in the amount of R$ 108,818, with contractual fees that range from 2.00% to 3.85% p.a.

15.2              Significant characteristics of loans and financing, debentures and finance lease agreements are as follows:

a)                           Loans, financing, and debentures raised in 2017:

Reference	Description	Inflow amount	Issue date	Contractual rate p.a.	Payment of interest	Principal falling due	Amortization date	Purpose
a.1	Promisory Note - 3th issue	R$ 100,000	February 2017	CDI + 2,85%	In the same date as principal amortization date	R$ 4,545 R$ 4,545 R$ 13,637 R$ 9,091 R$ 9,091 R$ 9,091 R$ 9,091 R$ 9,091 R$ 9,091 R$ 9,091 R$ 9,091	February 2018 August 2018 February 2019 May 2019 August 2019 November 2019 February 2020 May 2020 August 2020 November 2020 February 2021	Working capital reinforcement and refinancing of liabilities
a.2	CCB - Banco ABC (II)	R$ 41,000	May 2017	CDI + 3.19%	Half-yearly	R$ 13,666 R$ 13,667 R$ 13,667	May 2018 May 2019 April 2020	Working capital reinforcement
a.3	20th Issue	R$ 700,000	May 2017	120% of CDI	Half-yearly	R$ 70,000. R$ 70,000 R$ 280,000 R$ 280,000	April 2018 April 2019 April 2020 April 2021	Reorganization of the Company’s liabilities and working capital reinforcement
a.4	21st Issue	R$ 271,000	August 2017	CDI + 2.95%	Half-yearly	R$ 45,167 R$ 45,167 R$ 45,167 R$ 45,167 R$ 45,166 R$ 45,166	January 2020 July 2020 January 2021 July 2021 January 2022 July 2022	Refinancing of the Company’s liabilities and working capital reinforcement
a.5	CCB - Banco Safra	R$ 200,000	November 2017	CDI + 2.00%	Monthly	R$ 200,000	May 2018	FINEM bridge loan
a.6	FINEP 2 (3rd approval)	R$ 41,448	November 2017	TJLP + 5%	Monthly	Monthly	April 2024	Financing of project development

(a.3)    On May 24, 2017, the Company completed the 20th issue of single-series simple debentures, with security interest, for public distribution, with restricted distribution efforts. 700,000,000 debentures were issued, with registered unit value of R$ 1.00 (one real), totaling R$ 700,000, of which R$ 185,896 was in current local currency, and the remainder through accord and settlement of the 9th and 15th issuance of the Company’s debentures, in the amount of R$ 82,033 and R$ 432,071, respectively. The accord and satisfaction of the 9th and 15th issue of debentures was evaluated by the Company as a non-substantial modification and, therefore, unamortized costs of these debentures were partially included in the issue costs of the 20th debentures, amortized at the new effective rate. Accordingly, R$ 1,551 and R$ 9,907, corresponding to 9th and 15th issue of debentures, respectively, were transferred to the issue costs of the new debt.

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(in thousands of reais - R$, unless otherwise stated)

b)                          Loans, financing, and debentures raised in prior years:

Reference	Description	Inflow amount	Date of issue or renegotiation	Contractual rate p.a.	Payment of interest	Principal falling due		Amortization date	Purpose
b.1	9th issue	R$ 250,000	December 2005	CDI + 1,12%	Half-yearly	Annual	R$ 14,667	August 2018	Anticipated payment of renegociated loans between the company and banks in 2004
b.2	11th issue	R$ 200,000	November 2007	CDI + 1,75%	Half-yearly	Annual	R$ 100,000	November 2018	Investments in the distribution system
b.3	13th issue	R$ 400,000	December 2015	CDI + 1,50%	Half-yearly	Annual	R$ 80,000 R$ 80,000 R$ 40,000	May 2018 May 2019 May 2020	Payments of the bonds in reais, issued by the company in June of 2005 and due in June of 2010, and to finance part of 2010 investments
b.4	14th Issue	R$ 600,000	November 2011	CDI + 1.50%	Half-yearly	Annual	R$ 60,000 R$ 180,000 R$ 180,000 R$ 180,000	November 2018 November 2019 November 2020 November 2021	Cash restatement due to debt amortization for 2011 and 2012
b.5	15th issue	R$ 750,000	October 2012	CDI + 1,24%	Half-yearly	Annual	R$ 35,110	October 2018	Anticipated payment of 10th issue of debentures, 12th issue of debentures and Bank Credit Notes (CCB’s Citibank S.A)
b.6	FINEP 1 FINEP 2	R$ 37,096 R$ 55,301	February 2012 April 2014	4.0% TJLP + 5%	Monthly Monthly	Monthly (as from February 2014) Monthly (as from April 2017)		February 2020 April 2024	Financing of innovation projects Financing of project development
b.7	Bradesco (CCB’s)	R$ 600,000	November 2009	CDI + 1,50%	Half-yearly	Annual	R$ 120,000 R$ 60,000	November 2018 November 2019	Payment of amounts payable to the Brazilian Federal Tax that was re-negociated to enter the REFIS program in November of 2009
b.8	FINEM - Sub-loan A (1st protocol) FINEM - Sub-loan B (1st protocol) FINEM - Sub-loan C (1st protocol) FINEM - Sub-loan E (1st protocol) FINEM - Sub-loan D (1st protocol)	R$ 172,000	February 2015	TJLP + 4.22% SELIC + 4.22% 9.5% SELIC + 3.20% TJLP	Quarterly through grace period. From this date, monthly	Monthly (as from October 2015)		March 2021	Implementation of the investment program for 2014, aiming at the expansion of and improvements in the electricity distribution system
b.9	18th Issue (1st series) 18th Issue (2nd series)	R$ 200,000 R$ 200,000	July 2015	CDI + 2.85% CDI + 2.85%	Quarterly Quarterly	Quarterly Single Quarterly Single	R$ 9,520 R$ 19,120 R$ 9,520 R$ 19,120	January 2018 to April 2022 July 2022 January 2018 to April 2022 July 2022	Working capital reinforcement, refinancing of debts and investments in 2015, 2016 and 2017
b.10	19th Issue	R$ 320,000	December 2015	CDI + 2.95%	Half-yearly	Half-yearly Single	R$ 35,552 R$ 35,584	January 2018 to December 2020 July 2021

Mandatory early redemption of Promissory Notes - 2nd Issue, cash restatement referring to payments of principal installments due in 2015 and 2016 of CCB Bradesco and principal installment due in 2016 of the 13th issue of debentures

b.11	FINEM - Sub-loan A (2nd protocol) FINEM - Sub-loan B (2nd protocol) FINEM - Sub-loan C (2nd protocol) FINEM - Sub-loan D (2nd protocol)	R$ 67,000 R$ 66,999 R$ 20,235 R$ 22,875	February 2016 February 2016 February 2016 June 2016	TJLP + 4.07% SELIC + 4.15% SELIC + 4.15% 9.5%	Quarterly until the grace period (07/15/2016). From this date, monthly	Monthly (as from August 2016)		January 2022	Investment program aiming at the expansion of and improvements in the electricity distribution system
b.12	CCB - Banco ABC (I)	R$ 70,000	May 2017	CDI + 3,19%	Half-yearly	R$ 18,667 R$ 18,667 R$ 18,667		May 2018 May 2019 April 2020	Working capital reinforcement

Changes for the year ended December 31, 2017:

CCB - Banco ABC (I) (b.12): On May 11, 2017, the 1st amendment to this loan was signed, with the following changes: (i) remuneration interest, from CDI + 4.60% to CDI + 3.19%; (ii) final maturity, from December 21, 2018 to April 27, 2020; and (iii) form of payment of the debt, with principal and interest installments to be paid according to the flow detailed in the table above. There were no costs to obtain this amendment.

c)                            Finance lease

Leased items whose control, risks and benefits are substantially exercised by the Company (finance lease) are recorded as a Company’s property, plant and equipment, along with a current or noncurrent liability item, as applicable. Assets recorded under property, plant and equipment items are depreciated according to the shorter of their estimated economic useful lives or over the expected lease agreement effective term.

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(in thousands of reais - R$, unless otherwise stated)

Interest on finance lease is allocated to profit or loss according to the agreement term, under the effective interest method.

Finance lease agreements refer to leases of IT equipment, vehicles and buildings, and neither contain clauses on contingent payments, renewals, lease-purchase option, nor impose restrictions on payments of dividends and interest on equity or financial indicators limits. The finance lease guarantee is the residual value of the assets.

The finance lease balance recorded at December 31, 2017 amounted to R$ 83,483 (R$ 76,722 at December 31, 2016) in liabilities, and R$ 72,762 (R$ 69,645 at December 31, 2016) in assets.

In lease agreements classified as “operating”, payments are recognized as expenses in the statement of profit or loss on a straight-line basis over the lease agreement effective term.

15.3              Detail of amounts related to principal and unamortized cost by index is as follows:

			Unaudited
	2017		2016
	R$	%	R$	%
CDI	3,067,223	87.56	2,709,299	85.50
SELIC	143,583	4.10	168,107	5.31
TJLP	162,832	4.65	153,509	4.84
Fixed rate	129,407	3.69	137,700	4.35
Total	3,503,045	100.00	3,168,615	100.00

15.4              At December 31, 2017, the portion of principal of loans, financing, debentures and unamortized transaction costs, currently classified as noncurrent liabilities, matures as follows:

	Domestic currency
	Loans and financing	Debentures	Finance lease	Costs to be amortized	Total
2019	222,907	477,264	21,518	(17,608)	704,081
2020	154,090	737,598	14,363	(10,012)	896,039
2021	66,369	662,078	7,443	(3,577)	732,313
2022	15,732	166,652	4,590	(199)	186,775
2023	13,581	—	2,476	—	16,057
From 2024 onwards	4,827	—	2,477		7,304
	477,506	2,043,592	52,867	(31,396)	2,542,569

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(in thousands of reais - R$, unless otherwise stated)

15.5              Indexes used to restate loans, financing and debentures varied as follows:

		Unaudited
	2017	2016
	%	%
CDI (*)	6.89	13.63
SELIC (*)	6.90	13.65
TJLP (*)	7.00	7.50

(*)    Index on the last day of the year.

15.6              Changes in loans, financing and debentures are as follows:

Domestic currency

	Unaudited
	Opening					Payments of	Migration	Deferred			Closing
	balance		Finance	Monetary	Payment of	finance	of creditors	transaction	Amortization of		balance
	12.31.2016	Inflows	charges	variation	principal	charges	(*)	costs	transaction costs	Other changes	12.31.2017
Loans and financing:
FINEP	59,727	41,447	3,527	618	(12,628)	(3,460)	—	—	—	(1,565)	87,666
Bank Credit Notes - Bradesco	322,573	—	31,294	—	(120,000)	(53,386)	—	(3,084)	2,663	—	180,060
Bank Credit Notes - Banco ABC (I)	82,247	—	7,603	—	(14,000)	(20,108)	—	—	520	—	56,262
Bank Credit Notes - Banco ABC (II)	—	41,000	3,120	—	—	(2,516)	—	(1,835)	534	—	40,303
Bank Credit Notes - Safra	—	200,000	1,758	—	—	(1,552)	—	(917)	132	—	199,421
FINEM - Sub-loan A	47,771	—	4,182	458	(11,257)	(4,229)	—	(436)	19	—	36,508
FINEM - Sub-loan B	57,834	—	2,203	5,156	(14,328)	(2,234)	—	(561)	21	—	48,091
FINEM - Sub-loan C	21,891	—	1,752	—	(5,130)	(1,774)	—	(197)	9	—	16,551
FINEM - Sub-loan D	808	—	43	8	(191)	(43)	—	—	—	—	625
FINEM - Sub-loan E	21,333	—	620	1,903	(5,287)	(629)	—	(206)	7	—	17,741
FINEM - Sub-loan A (2nd protocol)	63,717	—	5,619	623	(12,550)	(5,691)	—	(596)	21	—	51,143
FINEM - Sub-loan B (2nd protocol)	68,546	—	2,625	6,230	(14,197)	(2,669)	—	(680)	23	—	59,878
FINEM - Sub-loan C (2nd protocol)	20,701	—	793	1,881	(4,288)	(804)	—	(206)	7	—	18,084
FINEM - Sub-loan D (2nd protocol)	21,403	—	1,751	—	(4,193)	(1,771)	—	(198)	7	—	16,999
Promissory notes - 3rd issue	—	100,000	10,267	—	(4,545)	(302)	—	(1,193)	321	—	104,548
Other	275	—	2,478	—	—	(2,478)	—	—	—	—	275
Total - Loans and financing	788,826	382,447	79,635	16,877	(222,594)	(103,646)	—	(10,109)	4,284	(1,565)	934,155

Debentures:
Debentures - 9th issue	102,728	—	5,206	—	(4,889)	(8,349)	(80,482)	(204)	752	—	14,762
Debentures - 11th issue	100,638	—	11,569	—	—	(12,624)	—	(1,025)	961	—	99,519
Debentures - 13th issue	279,242	—	26,563	—	(80,000)	(29,797)	—	(2,070)	2,928	—	196,866
Debentures - 14th issue	595,175	—	67,806	—	—	(71,666)	—	(6,178)	3,272	—	588,409
Debentures - 15th issue	500,894	—	25,644	—	(35,100)	(38,715)	(422,164)	(606)	4,463	—	34,416
Debentures - 17th issue (2nd series)	96,404	—	614	—	(90,000)	(7,033)	—	—	15	—	—
Debentures - 18th issue (1st series)	205,688	—	24,738	—	(9,520)	(27,609)	—	—	272	—	193,569
Debentures - 18th issue (2nd series)	205,616	—	24,738	—	(9,520)	(27,609)	—	—	290	—	193,515
Debentures - 19th issue	319,462	—	37,185	—	(71,104)	(31,706)	—	(2,495)	1,382	—	252,724
Debentures - 20th issue	—	185,896	43,119	—	—	(30,677)	502,646	(3,155)	2,558	—	700,387
Debentures - 21st issue	—	271,000	9,672	—	—	—	—	(3,749)	284	—	277,207
Total - Debentures	2,405,847	456,896	276,854	—	(300,133)	(285,785)	—	(19,482)	17,177	—	2,551,374

Finance lease	76,722	26,804	17,433	—	(31,784)	—	—	—	—	(5,692)	83,483
Total - Finance lease	76,722	26,804	17,433	—	(31,784)	—	—	—	—	(5,692)	83,483
Total debt	3,271,395	866,147	373,922	16,877	(554,511)	(389,431)	—	(29,591)	21,461	(7,257)	3,569,012

(*)                       See Note 15.2 (a.3).

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(in thousands of reais - R$, unless otherwise stated)

	Unaudited
	Opening					Payment of	Deferred	Amortization		Unaudited
	balance		Finance	Monetary	Payments of	finance	transaction	of transaction		Closing balance
	12.31.2015	Inflows	charges	variation	principal	charges	costs	costs	Other changes	12.31.2016
Domestic currency
Loans and financing:
FINAME	639	—	11	—	(636)	(14)	—	—	—	—
FINEP	44,485	25,904	3,589	775	(6,098)	(3,542)	—	—	(5,386)	59,727
Bank Credit Notes - Bradesco	296,875	—	45,616	—	—	(20,453)	—	535	—	322,573
Bank Credit Notes - Banco ABC	—	70,000	13,331	—	—	—	(2,004)	920	—	82,247
FINEM - Sub-loan A	58,163	—	5,244	753	(11,112)	(5,277)	—	—	—	47,771
FINEM - Sub-loan B	62,651	—	2,500	7,913	(12,726)	(2,504)	—	—	—	57,834
FINEM - Sub-loan C	27,041	—	2,220	—	(5,130)	(2,240)	—	—	—	21,891
FINEM - Sub-loan D	—	856	14	3	(52)	(13)	—	—	—	808
FINEM - Sub-loan E	23,109	—	705	2,919	(4,695)	(705)	—	—	—	21,333
FINEM - Sub-loan A (2nd protocol)	—	67,000	4,192	609	(4,184)	(3,900)	—	—	—	63,717
FINEM - Sub-loan B (2nd protocol)	—	66,999	1,843	5,889	(4,474)	(1,711)	—	—	—	68,546
FINEM - Sub-loan C (2nd protocol)	—	20,235	556	1,778	(1,351)	(517)	—	—	—	20,701
FINEM - Sub-loan D (2nd protocol)	—	22,875	894	—	(1,559)	(807)	—	—	—	21,403
Other	275	—	3,304	—	—	(3,304)	—	—	—	275
Total - Loans and financing	513,238	273,869	84,019	20,639	(52,017)	(44,987)	(2,004)	1,455	(5,386)	788,826
Debentures:
Debentures - 9th issue	179,367	—	21,893	—	(75,000)	(26,003)	—	2,471	—	102,728
Debentures - 11th issue	203,222	—	28,390	—	(100,000)	(30,911)	(900)	837	—	100,638
Debentures - 13th issue	277,466	—	42,203	—	—	(39,192)	(2,520)	1,285	—	279,242
Debentures - 14th issue	598,412	—	90,763	—	—	(90,296)	(5,400)	1,696	—	595,175
Debentures - 15th issue	764,971	—	103,450	—	(250,000)	(111,935)	(10,377)	4,785	—	500,894
Debentures - 16th issue	193,654	—	9,379	—	(174,930)	(28,368)	(2,904)	3,169	—	—
Debentures - 17th issue (2nd series)	96,215	—	13,999	—	—	(14,099)	—	289	—	96,404
Debentures - 18th issue (1st series)	205,711	—	32,449	—	—	(32,709)	—	237	—	205,688
Debentures - 18th issue (2nd series)	205,623	—	32,449	—	—	(32,709)	—	253	—	205,616
Debentures - 19th issue	321,482	—	53,266	—	—	(52,744)	(2,880)	338	—	319,462
Total - Debentures	3,046,123	—	428,241	—	(599,930)	(458,966)	(24,981)	15,360	—	2,405,847

Finance lease	43,181	44,531	14,747	—	(25,737)	—	—	—	—	76,722
Total - Finance lease	43,181	44,531	14,747	—	(25,737)	—	—	—	—	76,722
Total debt	3,602,542	318,400	527,007	20,639	(677,684)	(503,953)	(26,985)	16,815	(5,386)	3,271,395

15.6.1             Reconciliation of changes in loans, financing and debentures resulting from cash flow financing activities:

	2017
	Changes in debts: + Inflows (-) Payment of	Noncash changes:	Cash changes:
	principal (-) Deferred		Non-deferred transaction costs -	Transaction costs - Corporate	Migration costs -	Statements of
	transaction costs	Finance lease	20th issue (i)	reorganization (ii)	Novo Mercado (iii)	cash flows
Financing activities:
Inflows of new loans, debentures and finance lease	866,147	(26,804)	—	—	—	839,343
Payment of loans and debentures (principal)	(522,727)	—	—	—	—	(522,727)
Payment of finance lease liabilities	(31,784)	—	—	—	—	(31,784)
Cost of loans and debentures (transaction costs and premiums)	(29,591)	—	(8,726)	(22,077)	3,084	(57,310)
Total	282,045	(26,804)	(8,726)	(22,077)	3,084	227,522

(i)                         As mentioned in Note 15.2 (a.3), transaction costs from the inflow of the 20th issue of debentures totaled R$ 11,881, of which R$ 3,155 was deferred, as the remaining amount, R$ 8,726, represents already existing costs of lender, recorded as finance costs for the year.

(ii)                      The amount of R$ 22,077 refers to costs incurred in obtaining previous consent of creditors during the corporate restructuring process completed on December 30, 2016. Costs were deferred in December 2016 and paid in January 2017.

(iii)                   Costs incurred in obtaining the previous consent of creditors referring to the migration to Novo Mercado (Note 1.1) amounted to R$ 19,241. In accordance with CPC 38/IAS 39, the Company evaluated that there were no substantial changes to the debt terms and, therefore, costs referring to obtaining the previous consent of creditors were deferred, and have been amortized over the realization term of each debt. As a result, effective interest rates changed. Costs were deferred in November 2017, of which R$ 16,157 was paid in November 2017, and R$ 3,084 in January 2018.

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(in thousands of reais - R$, unless otherwise stated)

15.7              Covenants

In order for creditors involved in financial agreements to monitor the Company’s financial position, covenants are used in some debt agreements.

Company management monitors the following financial indexes:

(i)                 Debt capacity: measures the level of net debt in relation to adjusted EBITDA (*) for the past 12 months. As defined in the agreements, this index may not exceed 3.5 times.

(ii)              Interest payment capacity: measures adjusted EBITDA (*) in relation to finance costs for the past 12 months. As defined in the agreements, this index may not be lower than 1.75 times.

At December 31, 2017, these indexes were:

(i)                 Net debt/adjusted EBITDA = 2.90 times;

(ii)              Adjusted EBITDA/finance costs = 3.27 times.

Failure to comply with the indexes above, for two quarters in a row, entails the possibility of early maturity of the debt. At December 31, 2017, the Company was compliant with the covenant terms.

The Company also monitors other restrictive clauses (qualitative covenants), which were complied with at December 31, 2017.

(*)             Adjusted EBITDA - means the total of the past twelve months (i) of the operating income (expenses) as presented in the Company’s consolidated financial statements in the “Operating Income (Expenses)” line (excluding finance income and costs), (ii) depreciation and amortization, (iii) all amounts related to expenses with private pension costs classified in the “operating cost” account, and (iv) adjustments of regulatory assets and liabilities (positive and negative in profit or loss) in accordance with the regulatory rules determined by ANEEL, provided they are not included in the operating income (expenses) above.

16        Pension obligations

The Company sponsors retirement and pension plans for its active and former employees, and their beneficiaries. FUNCESP is the entity that administers the benefit plans sponsored by the Company.

Through negotiations with trade unions, the Company reformulated the plan in 1997, and adopted a mixed model: 70% of the actual contribution salary as defined benefit, and 30% of the actual contribution salary as defined contribution. This change was intended to solve the actuarial deficit and also reduce the risk of future deficits.

Funding of the reformulated plan for the defined benefit portion is divided equally by the Company and the employees. The funding rates vary from 1.45% to 4.22%, according to the salary range, and are reviewed annually by an independent actuary. The cost of the defined contribution portion is based on a percentage freely chosen by the participant (from 1% to 100% on 30% of the actual contribution salary), with matching contribution by the Company, up to the limit of 5% on 30% of their contribution compensation.

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(in thousands of reais - R$, unless otherwise stated)

The Supplementary Proportional Supplementary Benefit - BSPS is guaranteed to employees participating in the supplementation plan who have previously enrolled with the new model implemented upon Company privatization. This benefit ensures the proportional amount of supplementation for the period of service prior to the date of the reformulation of the new mixed supplementation plan. The benefit is paid from the date on which the participant completes the vesting period provided for in the regulation of the new plan.

Use of estimates:

Significant assumptions used by the Company are as follows:

Discount rate

The rate used to discount post-employment benefit obligations to present value considers National Treasury bills (NTN-B) maturing for the duration of the defined benefit obligation.

Mortality rate

The mortality rate is based on actuarial tables available in the country. FUNCESP annually tests the adherence of the mortality table used to the recent experience of the plan population.

Increase in salaries, benefits and inflation

Future increases in salaries and retirement and pension benefits are based on expected future inflation rates for the country. In relation to the inflation rate used, the Company conducts a survey with the financial departments of several financial institutions on inflation projections for the long term.

Expected rate of return on assets

The expected rate of return of plan assets is the same rate used to discount the liability amount.

At the end of 2017, the Company performed the annual actuarial valuation, carried out by independent actuaries, in which all the assumptions for that date were reviewed. The actuarial valuation of the plans adopted the projected unit credit method. Net assets of the benefit plan are measured at fair value.

(a)                       Actuarial assets and liabilities:

		Unaudited
	2017	2016
Present value of actuarial liabilities	11,785,989	11,671,888
Fair value of plan assets	(8,078,889)	(7,894,541)
Recorded liability	3,707,100	3,777,347

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(in thousands of reais - R$, unless otherwise stated)

(b)                       Changes in present value of actuarial liability:

		Unaudited
	2017	2016
Present value of actuarial liabilities at beginning of year	11,671,888	9,770,083
Current service cost	14,991	15,810
Interest expense	1,178,551	1,153,838
Benefits paid	(1,038,421)	(991,122)
Employee contributions	7,690	7,569
Actuarial losses (gains)	(48,710)	1,715,710
Present value of actuarial liabilities at end of year	11,785,989	11,671,888

(c)                        Changes in fair value of plan assets:

		Unaudited
	2017	2016
Plan assets at beginning of year	7,894,541	7,165,116
Employer contributions	450,413	416,345
Employee contributions	7,690	7,569
Actuarial gain (loss) generated by the effective income of the plan assets	(39,564)	480,748
Expected earnings from plan assets	804,230	815,885
Benefits paid	(1,038,421)	(991,122)
Fair value of plan assets at end of year	8,078,889	7,894,541

(d)                       Expenses recognized in profit or loss for the year:

		Unaudited
	2017	2016
Current service cost	14,991	15,810
Interest expense	1,178,551	1,153,838
Expected earnings from plan assets	(804,230)	(815,885)
Total defined benefit expenses	389,312	353,763

Capitalization for intangible assets in progress	(1,607)	(1,239)
Other contributions - Defined contribution	5,010	3,141
Total expenses for the year	392,715	355,665

(e)                        Accounting changes in liabilities recorded:

		Unaudited
	2017	2016
Balance at beginning of year	3,777,347	2,604,967
Expenses for the year as per actuarial report	389,312	353,763
Contributions	(450,413)	(416,345)
Actuarial valuation adjustment	(9,146)	1,234,962
Balance at end of year	3,707,100	3,777,347

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(in thousands of reais - R$, unless otherwise stated)

(f)                         Changes in actuarial measurements recognized in other comprehensive income:

		Unaudited
	2017	2016
Balance at beginning of year	(2,468,018)	(1,233,056)
Actuarial loss generated by the discount rate	(508,482)	(1,372,305)
Actuarial gain (loss) generated by demographic experience (i)	563,769	(343,405)
Actuarial loss generated by demographic assumption (ii)	(6,577)	—
Actuarial gain (loss) generated by the effective income of the plan assets	(39,564)	480,748
Balance at end of year	(2,458,872)	(2,468,018)

(i)                                         Gain generated for the retirement benefit monetary index (IGP-DI) accumulated in 2017 was negative by 0.42%, while the IGP-DI projected for the year was 4.5% p.a.

(ii)                                      Based on the latest study of adherence to the mortality table, FUNCESP verified the need to adjust the assumed retirement age for men. This assumption considers that male employees, when making their option for retirement at FUNCESP, will have 35 years of accumulated service recognized by the INSS, while the previous assumption considered a cumulative service time of 34 years. This means that such employees will remain longer in the Company’s retirement plan, increasing the value of its benefits. The change in this assumption generated an increase in the plan commitment in the region of R$ 6,577.

(g)                       Detail of plan investments by segment:

		Unaudited	Allocation limits established by the
	Investment distribution		Brazilian Monetary
	2017	2016	Council
Fixed income	75.59%	81.06%	up to 100%
Variable income	16.22%	12.97%	up to 70%
Loans to participants	1.68%	1.70%	up to 15%
Properties	3.31%	3.31%	up to 8%
Structured investments	3.20%	0.96%	up to 20%
Total	100.00%	100.00%

The main objective of management of the Company’s pension plan funds, administered by FUNCESP, is to seek the long-term balance between the assets of the plan already constituted and the obligations with payment of retirement benefits.

Plan assets are distributed in various types of investments, such as fixed and floating income, real estate, loans and investments abroad. These assets are all marked to market. Properties are marked to market by annual revaluations, supported by technical reports. Depreciation is calculated on a straight-line basis, considering the property useful life.

The evaluation of these assets is submitted to the governance bodies of FUNCESP (supervisory board), as well as to independent auditors annually.

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(in thousands of reais - R$, unless otherwise stated)

(h)                       Actuarial assumptions used:

					Unaudited		Unaudited
	2018		2017		2nd half of 2016		1st half of 2016
a) Economic assumptions:
a1) Determination of actuarial liabilities:
Statutory discount rate for the actuarial liability	N/A		10.04	% p.a.	10.56	% p.a.	10.82	% p.a.
Estimated rate of nominal increase in salaries	N/A		6.59	% p.a.	6.59	% p.a.	6.59	% p.a.
Estimated long-term inflation rate	N/A		4.50	% p.a.	4.50	% p.a.	4.50	% p.a.
Nominal rate of benefit adjustment	N/A		4.50	% p.a.	4.50	% p.a.	4.50	% p.a.

a2) Determination of actuarial expense:
Statutory discount rate	10.04	% p.a.	10.56	% p.a.	10.82	% p.a.	12.13	% p.a.
Estimated rate of nominal increase in salaries	6.59	% p.a.	6.59	% p.a.	6.59	% p.a.	6.59	% p.a.
Estimated long-term inflation rate	4.50	% p.a.	4.50	% p.a.	4.50	% p.a.	4.50	% p.a.
Nominal rate of benefit adjustment	4.50	% p.a.	4.50	% p.a.	4.50	% p.a.	4.50	% p.a.

b) Demographic assumptions:
Mortality biometric table (actuarial liability)	N/A		AT-2000		AT-2000		AT-2000
Mortality biometric table (expense)	AT-2000		AT-2000		AT-2000		AT-2000
Biometric table of disability	N/A		Weak light		Weak light		Weak light
Expected turnover rate	N/A		EXPR 2012		EXPR 2012		EXPR 2012

c) Life expectancy for retirement at age 65	N/A		19.55		19.55		19.55

(i)                          Estimated defined benefit expenses for 2018:

2018
Current service cost	18,040
Interest expense	1,132,587
Expected earnings from plan assets	(782,645)
Total projected expense for the year	367,982

(j)                          Sensitivity analysis of the actuarial assumptions

In order to determine the impact on actuarial liabilities, which at December 31, 2017 is R$ 11,785,989, the Company performed a sensitivity analysis of the actuarial assumptions considering a variation of 0.25%. The result of this quantitative analysis at December 31, 2017 is as follows:

Hypotheses	Estimated rate of nominal increase in salaries	Statutory rate of benefit adjustment	Estimated long-term inflation rate		Discount rate
Sensitivity level	(+0.25)%	(+0.25)%	(+0.25)%	(-0.25)%	(+0.25)%	(-0.25)%

Impact on the defined benefit liability	15,649	278,768	—	—	(257,224)	267,826

Total defined benefit liability	11,801,638	12,064,757	11,785,989	11,785,989	11,528,765	12,053,815

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(in thousands of reais - R$, unless otherwise stated)

(k)                       Other information on actuarial liabilities:

At December 31, 2017, segregation of actuarial liabilities between active and inactive is R$ 644,790 and R$ 11,141,199, respectively.

As per the actuarial report, Company’s expected contributions for 2018 amount to R$ 435,961.

The average duration of the defined benefit plan obligation at the end of the year is 9.3 years (9.41 years at December 31, 2016).

The expected payments of the defined benefit obligation for the next 10 years are as follows, according to actuarial report:

1 year	1,010,486
Between 2 and 5 years	4,356,718
Next 5 years	6,048,098
Total payments expected for the plan	11,415,302

16.1              Contracts with FUNCESP

The Company, in order to equate the actuarial deficit and reduce the risk of future deficits, formalized legal instruments with FUNCESP in 1997, in the form of debt acknowledgment agreements and mathematical reserve adjustments agreement. These agreements are part of the actuarial liability determined by the independent actuaries, and have variable clauses, as follows:

			Unaudited
	Note	2017	2016
NONCURRENT
Loans and financing:
Debt agreement - IIa	16.1.1	412,949	435,236
Debt agreement - IIb	16.1.1	214,347	225,915
Mathematical reserve adjustment agreement	16.1.2	2,457,842	2,902,614
Total agreements		3,085,138	3,563,765
Difference between assumptions	16.1.3	621,962	213,582
Total recorded		3,707,100	3,777,347

16.1.1                       Refers to the debt agreement signed on September 30, 1997, and amended for the fourth time on June 5, 2014, to refinance the installments due between April 2014 and March 2016, with the remaining contractual conditions being maintained, including the term, rate and monthly payment of interest. Portion IIb refers to the market value of Eletropaulo’s real estate property returned by FUNCESP to the Company. Payments related to this agreement are made in monthly consecutive installments, based on the Price table, which includes annual interest of IGP-DI + 6.20% p.a. (this rate is reviewed annually by FUNCESP according to prevailing legislation established by PREVIC) or monthly monetary updates of installments by TR + 8.0% p.a., the higher of the two indexes prevailing. This agreement is guaranteed by Company receivables and its maturity will occur in May 2028. This agreement does not contain any covenants imposed on the Company.

16.1.2                       Refers to the mathematical reserve adjustment agreement signed on September 30, 1997, and amended for the fourth time on June 5, 2014, to refinance the installments due between April 2014 and March 2016, with the remaining contractual conditions being maintained, including the

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(in thousands of reais - R$, unless otherwise stated)

term, rate and monthly payment of interest. The balance of this agreement is monetarily updated annually by the effects of the actuarial gains and losses established in FUNCESP. Payments related to this agreement are made in monthly consecutive installments, based on the Price table, which includes annual interest of IGP-DI + 6.20% p.a. (this rate is reviewed annually by FUNCESP according to prevailing legislation established by PREVIC). This agreement is guaranteed by Company receivables and its maturity will occur in April 2028. This agreement does not contain any covenants imposed on the Company.

16.1.3                       The portion of the deficit amounting to R$ 621,962 is due to the difference of assumptions and methodologies used by the Company for compliance with CVM Rule No. 695/2012 and those used by FUNCESP (benefit plan administrator) to comply with Resolutions of the National Supplementary Pensions Board and tends to be eliminated over time with the maturing of the plan. The actual discount rate applied by FUNCESP is 6.20% p.a. at December 31, 2017 (6.17% at December 31, 2016), while that used by the Company is 5.30% p.a. (5.80% p.a. at December 31, 2016).

17                        Social and labor liabilities

			Unaudited
	Note	2017	2016
CURRENT
Payroll charges		7,804	7,642
Payroll - Other		46	57
Vacation pay		43,615	42,931
Profit sharing		47,684	46,179
Social charges on vacation pay and bonuses		16,498	16,085
Short-term bonuses	17.1	3,412	2,125
Deferred bonus - Long-term incentive	17.1	320	715
Total		119,379	115,734

NONCURRENT
Deferred bonus - Long-term incentive	17.1	937	743
Total		937	743

17.1   The Company offered its executives a variable compensation program in two modalities: Bonus (short-term) and Long-term incentive (LTIP).

The bonus is based on a defined value for each level and takes into account individual and Company performance, defined according to the scope of each executive (statutory officers). Depending on the scope of the executive’s role, they are considered indicators of AES Corporation, AES Brasil and the Company.

The LTIP is also based on a value defined for each level, and divided into two types: deferred bonus and restricted shares - Note 21.4.1.

Until the migration to Novo Mercado on November 27, 2017, the bonus amount was defined by The AES Corporation, and matched by AES Corporation’s three-year goals. This represents 50% of the Long-Term Incentive (LTIP ) of each officer (statutory and non-statutory), and the payment is assumed locally by the Company, as it is not share-based payment. The payment criterion foresees differentiated values for goals achieved in part, in total or when goals are exceeded. The assigned values are now available as follows: 1/3 in the first year, 1/3 in the second year and 1/3 in the third year, with payment at the beginning of the 4th year.

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(in thousands of reais - R$, unless otherwise stated)

Thus, after the migration to Novo Mercado, this obligation was assumed by the Company and is expected to be settled by 2021. However, the assumptions for payments are conditioned to the indicators defined by the Company, and no longer to the fulfillment of three-year goals of The AES Corporation. Material differences between the amounts already provisioned and those to be paid are not expected, since the Company will use assumptions close to those used until the migration.

Beginning in 2018, the short- and long-term variable compensation programs will be 100% linked to the Company’s indicators.

18                        Provision for legal proceedings and other

The Company is a party to several legal and administrative proceedings involving labor, civil, tax, environmental, regulatory and other matters.

Use of estimates:

Provisions are set up for those cases where it is probable that there will be an outflow of resources for settlement of prior proceedings, and on which the amount to be disbursed can be reasonably estimated. Assessment of the likelihood of loss by the Company’s legal advisors includes an analysis of available evidence, the hierarchy of laws, available case law, the latest decisions of courts of law and their relevance in the legal system, as well as the opinion of outside legal advisors. The calculation of provisioned amounts is based on estimated amounts, and on the opinion of the internal and outside legal advisors responsible for the proceedings. Provisions are reviewed at least on a quarterly basis, and adjusted to take into consideration changes in circumstances, such as applicable statute of limitation period, additional exposures identified based on new matters and court decisions.

When there are uncertainties regarding the interpretation of tax regulations, the Company sets up provisions, based on appropriate estimates, for any matters identified in tax audits carried out by the tax authorities of the respective jurisdictions in which it operates, and whose probability of loss is assessed as probable. The amount of these provisions is based on several factors, such as previous tax audit experiences and different tax ruling interpretations by the Company and relevant tax authorities. These interpretation differences may arise for several matters, depending on conditions effective in the corresponding domicile of the Company.

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(in thousands of reais - R$, unless otherwise stated)

18.1              Proceedings with likelihood of loss classified as probable

Detail of legal and other proceedings and respective escrow and judicial deposits is as follows:

		Unaudited		Unaudited
	Liabilities		Assets
	Provision for legal proceedings and others		Escrow and judicial deposits
	2017	2016	2017	2016
Labor claims (a)	251,420	244,935	216,548	203,042
Civil claims (b):
Cruzado economic plan - tariff adjustment (b.1)	14,337	15,512	893	3,962
Other civil proceedings (b.2)	20,872	16,681	2,247	764
Assessment notices - Fundação Procon (b.3)	14,317	12,969	—	—
Real estate	202	178	—	7
Settlement agreement with Eletrobras (b.4)	1,499,138	—	—	—
Regulatory proceedings (c)	45,854	63,116	—	—
Tax claims (d)
PIS/COFINS on finance income (d.1)	87,178	60,939	94,289	67,955
IRPJ and CSLL on late payment interest (d.2)	66,020	63,398
Other tax proceedings (d.3)	13,102	10,744	2,674	3,426
Environmental claims (e)	6,636	10,164	—	—
Other claims	9,741	24,546	—	—
Total	2,028,817	523,182	316,651	279,156
Current	481,893	163,602
Noncurrent	1,546,924	359,580
Total	2,028,817	523,182

The amount of escrow and judicial deposits in total of R$ 532,495 (R$ 491,806 at December 31, 2016), according to the classification of likelihood of loss of the proceeding to which it is linked, is shown below:

		Unaudited
	Escrow and judicial deposits
	2017	2016
Probable claims	316,651	279,156
Possible claims	163,254	151,548
Remote claims	52,590	61,102
Total	532,495	491,806

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(in thousands of reais - R$, unless otherwise stated)

The changes in provisions for contingencies and other are as follows:

	Unaudited
	Liabilities
	Opening balance 12.31.2016	Inflows	Monetary update	Payments	Reversals	Closing balance 12.31.2017
Labor claims	244,935	105,286	17,054	(58,714)	(57,141)	251,420
Civil claims:
Cruzado economic plan - tariff adjustment	15,512	903	1,112	(1,659)	(1,531)	14,337
Civil claims	16,681	41,506	1,940	(25,372)	(13,883)	20,872
Assessment notices - Fundação Procon	12,969	—	1,348	—	—	14,317
Real estate	178	10	19	(8)	3	202
Settlement agreement with Eletrobras	—	1,499,138	—	—	—	1,499,138
Regulatory proceedings	63,116	1,562	5,465	(10,324)	(13,965)	45,854
Tax claims:
PIS/COFINS on finance income	60,939	19,864	6,375	—	—	87,178
IRPJ and CSLL on late payment interest	63,398	—	2,622	—	—	66,020
Other tax claims	10,744	6,218	678	(972)	(3,566)	13,102
Environmental claims	10,164	1,187	272	(4,666)	(321)	6,636
Other claims	24,546	1,208	61	(780)	(15,294)	9,741
Total	523,182	1,676,882	36,946	(102,495)	(105,698)	2,028,817

	Unaudited					Unaudited
	Liabilities
	Opening balance 12.31.2015	Inflows	Monetary update	Payments	Reversals	Closing balance 12.31.2016
Labor claims	247,899	119,686	17,828	(46,452)	(94,026)	244,935
Civil claims:
Cruzado economic plan - tariff adjustment	13,492	745	2,223	(126)	(822)	15,512
Civil claims	24,455	21,438	3,188	(21,480)	(10,920)	16,681
Assessment notices - Fundação Procon	1,566	10,859	938	—	(394)	12,969
Real estate	4,818	231	649	(3,209)	(2,311)	178
Regulatory proceedings	71,445	58,922	5,051	(10,909)	(61,393)	63,116
Tax claims
PIS/COFINS on finance income	20,231	36,059	4,649	—	—	60,939
IRPJ and CSLL on late payment interest	39,769	18,082	5,547	—	—	63,398
Other tax claims	25,429	119	1,201	(335)	(15,670)	10,744
Environmental claims	11,425	5,130	398	(6,700)	(89)	10,164
Other claims	25,840	462	74	—	(1,830)	24,546
Total	486,369	271,733	41,746	(89,211)	(187,455)	523,182

Closure of legal disputes, disclosed in the items below, cannot be accurately estimated due to the progress of future proceedings.

a)                           Labor: The Company has been sued by former employees and employees of subcontractors in 4,182 cases (4,190 proceedings at December 31, 2016) mainly related to payment for equal work performed, overtime, additional hazardous work, retirement supplementation and other items. The Company maintains a provision for 2,497 proceedings (2,005 at December 31, 2016). Based on the opinion of its legal advisors, Company management estimates that the current proceedings will be awarded final decisions between 2018 and 2023.

b)                           Civil:

b.1)                 Cruzado economic plan - Tariff adjustment: Refers to lawsuits brought against the Company by industrial consumers challenging the lawfulness of the tariff increases granted by DNAEE (now ANEEL) during the period in which the economic plan (Cruzado Plan) established the general price freeze.

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(in thousands of reais - R$, unless otherwise stated)

The Cruzado Plan was in force from February to November 1986. Currently, proceedings of this nature continue with respect to the controversial portion of the matter, resulting from the calculation difference presented by the parties, with a provision in the amount of R$ 14,337 (R$ 15,512 at December 31, 2016). Based on the opinion of its legal advisors, Company management estimates that the current lawsuits will be resolved by 2020.

b.2)                 Other civil proceedings: The Company is currently involved in general and special civil proceedings and, based on the opinion of its legal advisors, recognizes provisions for the amounts of claims that are quantifiable and whose likelihood of loss is classified as probable. At December 31, 2017, these proceedings correspond to the provision of R$ 20,872 (R$ 16,681 at December 31, 2016). Based on the opinion of its legal advisors, Company management estimates that the current proceedings will be resolved by 2019.

Civil proceedings of a general nature in which the Company is a defendant involve consumer actions, linked to the contract for the supply of electric energy, indemnification claims arising from electric network accidents and damages in general, have resulted in a provision of R$ 16,666 (R$ 14,725 at December 31, 2016).

Civil proceedings of a special nature involve matters arising from the Company’s business relationship with other private companies and/or utility operators, as well as issues with enforcement agents, non-governmental organizations and/or the Public Prosecutor’s Office, have resulted in a provision of R$ 4,206 (R$ 1,956 at December 31, 2016).

b.3)                 Assessment Notices — Fundação Procon-SP: The Company has been served three Assessment Notices issued by the São Paulo State Bureau of Consumer Protection (Procon/SP), due to alleged violations of the Code of Consumer Protection. The Company, however, has challenged in court all of the Assessment Notices. The proceedings are currently pending judgment by Higher Courts. At December 31, 2017, the provision for these claims is R$ 14,317 (R$ 12,969 at December 31, 2016).

b.4)   Settlement Agreement with Eletrobras: On October 4, 2017, the Company started the mediation process with Eletrobras in order to negotiate an agreement to end a long judicial proceedings involving Eletrobras, Companhia de Transmissão de Energia Elétrica Paulista (“CTEEP”) and the Company regarding the liability for payment of the balance of financial expenses of a loan granted in 1986 by Eletrobras to the then state-owned Company (ECF-1.046/1986) that was then separated to create four companies, including the present Eletropaulo and CTEEP.

After the mediation process and the board of directors’ approval from both companies, the Company signed on March 9, 2018 a settlement agreement with Eletrobras and the lawyers appointed by them, aiming to end the discussion regarding the liability of paying the balance of financial expenses referring to loan agreement ECF-1046/86 (Settlement Agreement).

Pursuant to the terms of the Settlement Agreement, the Company agrees to pay the amount of R$ 1,500,000, as set by the parties during the mediation process, as follows: R$ 1,400,000 payable to Eletrobras and R$ 100,000 payable to the lawyers appointed by Eletrobras.

The amount to be paid to Eletrobras will be settled as follows:

•   R$ 250,000 to be paid after the decision ratifying the agreement with Eletrobras becomes res judicata and with its lawyers, whichever occurs last;

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(in thousands of reais - R$, unless otherwise stated)

•   3 annual installments of R$ 300,000, the first one to be paid 12 months after the payment of the first installment;

•   The last installment of R$250,000 to be paid 48 months after the payment of the first installment.

All payments will be adjusted, from January 31, 2018, by reference to the CDI index + 1% on the effective date of payment.

The amount to be paid to the lawyers will be settled as follows:

•   50% to be paid after the decision ratifying the settlement agreement with Eletrobras becomes res judicata and with the lawyers, whichever occurs last, and:

•    The outstanding balance to be paid 60 months after payment of the first installment;

All payments will be adjusted as from January 31, 2018, by the CDI index + 1% on the effective date of payment of each installment.

The Settlement Agreement is still subject to a judicial decision ratifying it, to be rendered by the 5th Civil Court of Rio de Janeiro, which upon becoming res judicata will terminate the judicial proceeding.  Based on its external lawyer’s opinion, management assesses the chances of non-approval by the judge of the Settlement Agreement as remote. As a result, the Company classified these amounts as a provision under Provision for contingencies and other, rather than as Accounts payable.

The conclusion of the Settlement Agreement confirmed a condition that already existed as of December 31, 2017, due to the fact that the judicial proceeding that originated the provision was known and disclosed by the Company as a contingent liability. Considering that the chances of the decision ratifying the Settlement Agreement not becoming res judicata are remote, the Company evaluated as probable that an outflow of resources will be required and, therefore, recorded a provision in the total amount of R$ 1,500,000 as a financial expense in the profit and loss (P&L) (Note 26), based on the fact that the discussion was due to the liability for payment the outstanding balance of the financial expense from the loan agreement ECF-1046, properly reflecting the nature of the item, and thus consistently applying the accounting practices adopted by the Company and allowing comparability in its financial statements.

The Company incurred expenses related to the mediation process totaling R$ 1,725, and those expenses at the time of the Settlement Agreement, where divided 50% for the Company and 50% for Eletrobras. As such, the total impact of the Settlement Agreement was R$ 1,499,138, recorded in the financial statements as follows:

	Note	2017
Liability - Provision for legal proceedings and other		1,499,138
Current	18	299,138
Non-current	18	1,200,000

Income statement - third party services
Reimbursement from the mediation process		862

Income statement - financial expense
Provision for settlement agreement with Eletrobras	26	(1,500,000)

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(in thousands of reais - R$, unless otherwise stated)

In addition to the expenses during the mediation process of R$ 862, the Company incurred other expenses related to the Settlement Agreement in total of R$ 8,300, totaling R$ 9,162, that were recorded under Third-party services account. These expenses were monetarily updated by R$ 8,312, recorded as financial expenses (Note 26).

c)                            Regulatory proceedings:

c.1)                  The Company received two infraction notices (No. 0014/2015- ARSESP-SFE — TN 0012/2015, No. 001/2016-ARSESP-SFE - TN 0005/2015) related to individual and collective continuity indicators for 2014 and 2013, respectively, as a result of the assessment of the data collection process for the individual and collective continuity indicator, in addition to a payment of the financial consideration related to the violation of these indicators. The penalties assessed totaled R$ 81,616, as follows: R$ 35,887 related to infraction notice (AI) No. 0014/2015 and R$ 45,729 to infraction notice No. 001/2016. In 2016, ARSESP’s executive board resolved, in reconsideration judgment, to review the penalties of AI No. 0014/2015 and No.001/2016, reducing them to R$ 31,522 and R$ 44,695, respectively. As a result, total penalties decreased from R$ 81,616 to R$ 76,217.

Considering the evaluation of the Company’s legal counsel, of the amount monetarily updated through December 31, 2017, of R$ 96,483, related to these penalties, only R$ 26,978 and R$ 18,458 (R$ 24,529 and R$ 16,786 at December 31, 2016) are classified as probable losses in the Judiciary. Therefore, provisions were set up as of that date. In December 2017, the Company continued its appeals with ANEEL, and filed new information with the proceeding. This new information is intended to be evidence that the Company believes may modify the decision expressed by ANEEL in the records, offering, from that moment on, the expectation of cancellation of some non-conformities and the partial reconsideration of others, with the consequent reduction of fines applied. Even with the new information, the Company did not change its assessment of the provision, due to the receipt of two other proceedings of the same nature (Note 18.2 (b.4)).

c.2)                  On March 24, 2016, the Company received an infraction notice No. 0014/2016 - TN No. 0001/2016, related to Periodic Technical Audit occurred in the period from November 23 to December 2, 2015, related to technical processes of 2014, amounting to R$ 14,637. In a reconsideration judgment, ANEEL decided, on December 19, 2017, to reduce the penalty to R$ 11,028, which, monetarily updated through December 31, 2017, represents R$ 13,114. The Company will pay this amount in three installments, the first of which was paid on January 4, 2018 in the amount of R$ 4,391, and the remaining installments to be paid until February and March 10, 2018, duly monetarily updated (SELIC). The amount of R$ 13,114, monetarily updated up to December 31, 2017 (R$ 12,228 at December 31, 2016), was reclassified to other liabilities (Note 20).

c.3)                  The Company is involved in another regulatory proceeding, for which a provision amounting R$ 418 (R$ 9,573 at December 31, 2016) was set up, monetarily updated to December 31, 2017. This proceeding refers to the Electric Energy Trading Chamber (CCEE) Notification Term.

Based on the opinion of its legal advisors, Company management estimates that regulatory proceedings will be completed within one year.

d)                           Tax proceedings:

d.1)                 PIS/COFINS on finance income: The Company challenges in court the effects of Decree No. 8426/2015, related to PIS/COFINS taxation on finance income from July 1, 2015, and until a decision on the merits of the lawsuit is rendered. While there is no decision authorizing non-application of the new rules of the Decree, the Company has made judicial deposits in the amounts corresponding to the taxes levied

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(in thousands of reais - R$, unless otherwise stated)

on finance income. The Company recorded a provision that, monetarily updated to December 31, 2017, corresponds to R$ 87,178 (R$ 60,939 at December 31, 2016), and made judicial deposits in the amount of R$ 94,289. Based on the opinion of its legal advisors, Company management estimates that this proceeding will be completed by 2021.

d.2)                 IRPJ and CSLL on late payment interest: This is a writ of mandamus filed by the Company in which the application of IRPJ and CSLL taxes on income earned as late-payment interest is discussed, due to the delay in the performance of contractual non-default obligations by third parties. In October 2011, the injunction required to suspend the enforceability of the disputed taxes was granted. Based on this decision, the Company suspended IRPJ and CSLL tax collection on said interest, and began to set up provisions for them. In March 2012, a lower court decision was rendered favorable to the Company. Currently, a higher-court decision is pending the appeal filed by the Brazilian National Treasury Department. The amount monetarily updated through December 31, 2017 corresponds to R$ 66,020 (R$ 63,398 at December 31, 2016).

d.3)                 Other tax proceedings: There are tax proceedings of a general nature, among which the existence of Municipal Real Property Tax (IPTU) cases, fees and fines at the local level, and proceedings on INSS-related assessments at the federal level. At December 31, 2017, the provision corresponds to R$ 13,102 (R$ 10,744 at December 31, 2016), and it is estimated that the current lawsuits will be completed by 2024.

e)                            Environmental proceedings: The environmental authorities of São Paulo monitor the environmental activities of some of the Company’s properties, through administrative proceedings, leading the Company, based on technical studies, to record provisions for the amounts of the claims that can be quantified. At December 31, 2017, these claims were responsible for the provision of R$ 6,636 (R$ 10,164 at December 31, 2016). Among these proceedings, we highlight the claims related to soil and groundwater, which are mostly being monitored in order to resolve the proceedings before environmental authorities, such as the Cambuci Complex, Miguel Yunes and distribution transformer stations, as well as the Guarapiranga Dam legal proceeding described below:

e.1)                  Guarapiranga Dam: In September 1996, the São Paulo State Public Prosecutor’s Office (MP) filed a public interest suit against the Company and the Cultural Sports Association for the purpose of repairing alleged environmental damages that may have been caused by the construction of a sports and recreational club at the banks of the Guarapiranga Dam. The proceeding was upheld, requiring the defendants, jointly, to fulfill the following obligations: (i) regularization of buildings in so-called “second category” areas, and (ii) total demolition of works and constructions located in the so-called “first category” area, with the planting of trees at places designated in the expert’s analysis. The decision also determines the payment of indemnity or, alternatively, the implementation of an environmental project. The res judicata decision of merit unfavorable to the Company was issued on August 10, 2012. In January 2013, the proceeding returned to the lower court and execution began. The Company is in discussions with the Public Prosecutor’s Office and the State Department of Environmental Affairs (SMA) for the implementation of an environmental project in the region. At December 31, 2017, the Company maintains a provision for compliance with the estimated portions of this proceeding in the amount of R$ 3,556 (R$ 3,284 at December 31, 2016).

18.2              Proceedings with likelihood of loss classified as possible

The Company is party to other proceedings whose likelihood of loss is assessed as possible and for which, therefore, no provision was set up. The assessment of this likelihood is based on reports prepared by the Company’s internal and outside legal advisors. The estimated total of proceedings whose likelihood was classified as possible is:

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(in thousands of reais - R$, unless otherwise stated)

		Unaudited
	Estimated contingency amount
	2017	2016
Civil claims (a)	397,896	2,368,415
Regulatory proceedings (b)	1,231,295	1,157,351
Tax claims (c)	1,836,171	1,594,381
Labor claims (d)	99,570	89,530
Real estate	26,910	15,636
Total	3,591,842	5,225,313

Civil proceedings:

The following table shows the contingent liabilities related to civil proceedings, with emphasis on cases above R$ 30,000 and the relevance of the matter.

			Unaudited
		Estimated contingency amount
		2017	2016
(a)	Civil claims:
(a.1)	CTEEP/Eletrobras - ECF-1.046/1986 Financing Agreement	See Note 18.1 (b4)	1,957,346
(a.2)	Actions for Annulment - traffic tickets	55,954	80,872
(a.3)	Indemnification claim - Coração Sertanejo	Changed to remote	21,828
(a.4)	Infraction Notices - Fundação Procon - SP	69,529	56,565
(a.5)	Other civil proceedings	272,413	251,804
		397,896	2,368,415

(a.6)	Consumer classification - public interest suit	Not determined	Not determined
(a.7)	Tariff review - exclusion of amounts - bilateral agreements	Not determined	Not determined
(a.8)	Tariff review - tax benefit	Not determined	Not determined
(a.9)	Use of highway rights-of-way	Not determined	Not determined
(a.10)	Public interest suit - overdue bills - 90 days	Not determined	Not determined
(a.11)	Indemnification claim - Shopping Balneário de Santos	Not determined	Not determined
(a.12)	Public interest suit - Brazilian Institute of Consumer Protection - IDEC	Not determined	—

(a.1)            CTEEP/Eletrobras - Financing Agreement ECF-1.046/1986

See Note 18.1 (b4).

(a.2)            Actions for annulment - Traffic tickets

The Company is currently plaintiff in eight claims for annulment of traffic tickets filed against the São Paulo City Government, aiming at the suspension and at the end of the proceeding, the cancellation of fines related to: (i) local traffic restriction program; (ii) the maximum traffic restriction zone for trucks; and (iii) no correlated driver indication. Reduction of the amount involved is due to the res judicata favorable decisions obtained in 2017. The total amount under discussion in the annulment claims as of December 31, 2017 is R$ 55,954 (R$ 80,872 at December 31, 2016).

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(in thousands of reais - R$, unless otherwise stated)

(a.3)            Indemnification claim - Coração Sertanejo

On September 14, 2017, the Higher Court of Justice dismissed the Coração Sertanejo Special Appeal against the decision of the São Paulo State Court of Justice, which reduced the Company’s liability from R$ 8,693 to R$ 65. With this decision, the assessment of the case was changed to remote.

(a.4)            Infraction Notices - Fundação Procon-SP:

The Company was served nine infraction notices issued by Procon/SP as a result of alleged non-conformities in the Company’s operation in relation to the rights of its consumers. However, the Company has challenged all infraction notices at the administrative and legal levels. At December 31, 2017, the four administrative proceedings were pending judgment of the appeals filed by the Company, and the total amount involved through December 31, 2017 was R$ 19,840 (R$ 16,397 at December 31, 2016). At the legal level, the Company is a party to five lawsuits that seek the non-payment of the fines imposed in the infraction notices. As of December 31, 2017, these five notices were suspended due to favorable injunctions granted to the Company, and the total amount involved through December 31, 2017 in these cases is R$ 49,689 (R$ 40,168 at December 31, 2016).

(a.5)            Other civil proceedings

Other civil proceedings are those in which the Company is a defendant and involve issues of mass litigation, such as, indemnification claims of a consumer nature related to the agreement for the supply of electric energy, indemnification claims arising from accidents in the electricity grid, household appliance damages, among others. At December 31, 2017, the Company was party to 4,092 claims of this nature, in the amount of R$ 272,413 (3,561 claims, in the amount of R$ 251,804, at December 31, 2016).

(a.6)            Consumer classification - public interest suit

On June 1, 2005, the Federal Public Prosecutor’s Office and PROTESTE - Brazilian Association of Consumer Protection filed a Public Interest Suit against the Company and ANEEL, requesting the classification in the low-income subclass of consumer units included in social housing developments. The request for interim relief was dismissed by the lower court, as well as by the Federal Regional Court of the 3rd Region. In October 2008, the lawsuit was dismissed. The plaintiffs filed appeals with the Federal Regional Court of the 3rd Region, which are pending judgment. The amount involved in this suit cannot be estimated, since it is a Public Interest Suit, and if the content of the decision that was favorable to the Company is changed, users must individually request enforcement and benefits arising from the decision. Should an unfavorable decision supervene, the Company will have to disburse amounts, which, given the current claim status, cannot be quantified.

(a.7)            Tariff review - exclusion of amounts - bilateral agreements

The Federal Public Prosecutor’s Office filed a Public Interest Suit on December 5, 2003 against the Company and ANEEL seeking to disregard the amounts of the agreement entered into by and between the Company and AES Tietê in the tariff composition, as well as reimbursement to customers of twice the tariffs allegedly overpaid in 2003. The injunction was rejected by the lower court and the Federal Regional Court of the 3rd Region - TRF3. The suit was dismissed. In March 2012, the Federal Public Prosecutor’s Office appeal to TRF3 was upheld to determine that the proceeding should have an expert’s report to determine whether there was any excessive burden on the Company’s consumers. The Company filed appeals to the Higher Court of Justice and to the Federal Supreme Court against

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(in thousands of reais - R$, unless otherwise stated)

the decision that amended the judgment of dismissal of the suit. In the event of an unfavorable final decision, the Company will have to disburse amounts, which, given the current status of the proceeding, cannot be quantified. In this case, any disbursements in the event of a conviction of the Company must be requested by the allegedly damaged users.

(a.8)            Tariff review - tax benefit

On November 16, 2004, the Public Prosecutor’s Office filed a Public Interest Suit against the Company and ANEEL for the recognition and consequent termination of the benefit unduly generated by the accounting of benefits arising from payment of interest on equity in the tariff composition, as well as intending to compel the Company to return twice the amount supposedly improperly collected after the 2003 tariff review. The suit was dismissed by the lower court. The appeal filed by the Federal Public Prosecutor’s Office is pending judgment by the Federal Regional Court of the 3rd Region. Should an unfavorable decision supervene, the Company will have to disburse amounts, which, given the current suit status, cannot be quantified.

(a.9)            Use of highway right-of-way

The Company is a party to legal proceedings that discuss the cost of its performance to install and maintain infrastructure of energy distribution in intermediate and lateral bands of highways. The Company also filed a lawsuit against the Road Department of the State of São Paulo (DER), getting favorable decisions in the lower and higher courts. There have been favorable and unfavorable decisions awarded at different court levels, with general repercussions recognized in Special Appeal No. 581.947 (item 261), which is pending judgment. Should an unfavorable final decision supervene, the Company will have to disburse amounts, which, given the current proceeding status, cannot be quantified.

(a.10)     Public interest suit - overdue bills - 90 days

On April 15, 2005, the Federal Public Prosecutor’s Office (MPF) filed a Public Interest Suit against the Company in order to: (i) define the prescription period for the collection of amounts related to consumer bills past due for 90 days, (ii) double the refund of any amount that has been wrongly charged to consumers who have signed the Debt Acknowledgment Terms (TCDs), which partially or totally comprised debts of third parties (former owners, tenants or occupants) and, finally, (iii) for ANEEL to supervise compliance with these determinations by the Company. In the lower court, a partially favorable ruling was issued, determining the refund of amounts wrongly charged from consumers who signed TCD’s related to third party debts. The Company filed an appeal with the Federal Regional Court of the 3rd Region - (TRF3). The Company’s appeal with TRF3 was dismissed and the MPF’s appeal was awarded a favorable decision to increase the conviction to refund double amounts that have been wrongly charged to consumers who signed the TCD’s. The Company filed special and extraordinary appeals against the decision. On June 28, 2016, the special appeal was admitted and the extraordinary appeal was dismissed. The Company filed an appeal against the decision that rejected the extraordinary appeal. Appeals are pending judgment in Brasília.

The  identification of consumers possibly reached and the quantification of the amount involved in the lawsuit began. On September 9, 2014, a decision was awarded upholding such identification. On June 15, 2015, motions for clarification filed by the Federal Public Prosecutor’s Office were partially accepted by the Lower Court to consider as fulfilled the enforcement of the decision to identify the customers, since the MPF itself had agreed to delay the enforcement. The MPF filed an appeal pending judgment with TRF3, in which it discusses the suspension of decision enforcement.  According to the Company’s analysis of the provisional enforcement, 3,211 TCD’s were identified for consumers who

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(in thousands of reais - R$, unless otherwise stated)

will not assume responsibility for third-party debts, in the historical double amount of R$ 12,859 (February 2013). Should there be an unfavorable final decision on appeals filed, the Company may be required to pay an amount, which, given the current status of the proceeding, cannot be quantified.

(a.11)     Indemnification claim - Shopping Balneário de Santos

On June 8, 1998, Condomínio Parque Balneário Center (Condominium) filed a lawsuit against Bandeirante Energia, succeeded by Companhia Piratininga Força e Luz S.A. in 2002 (CPFL), claiming the refund of tariff differences due to its alleged voltage misclassification between 1978 and 1997. On June 7, 1999, the Company was included to the litigation to respond to the lawsuit due to its responsibility for the obligations related to the period before the spin-off, occurred on December 31, 1997. The lawsuit was dismissed in the lower court on February 29, 2000. On July 4, 2011, the São Paulo Court Justice upheld the appeal of the Condominium, requiring CPFL to pay the tariff differences, and determining that the Company should respond through a regression claim. The decision also determined the calculation of the debt value through legal settlement. On August 30, 2011, CPFL filed a Special Appeal that was dismissed by to the STJ, which resulted in a final and unappealable decision on May 18, 2012. The lawsuit has been in execution since December 2015 and, in June 2017, the settlement process for the determination of the amount due, through the performance of a legal expert analysis, began. In the event of an unfavorable final decision, the Company will have to disburse amounts, which can only be measured after the legal expert analysis to be carried out in the settlement process.

(a.12) Public interest suit - Brazilian Institute of Consumer Protection - IDEC

In March 2017, the Brazilian Institute of Consumer Protection (IDEC) filed a Public Interest Suit against the Company, aiming at (1) double refund, interest and monetary update to all consumers who paid for unusual services charged on the energy bill in the last 5 years, without an express request; and (2) collective pain and suffering not less than R$ 1,000.

On January 31, 2018, the lower court upheld a Public Interest Suit requiring the Company to refund twice the amount of services unduly charged to consumers and the payment of an indemnification for collective pain and suffering in the amount of R$ 500. The Company will file an appeal against this decision, which will be judged in the higher court. The Company identified 14,187 affected consumers and doubled the refund to the respective consumers, totaling R$ 3,648. In the event of an unfavorable final decision, it is not possible to assure that the Company will not have to refund amounts in addition to those already returned to consumers that, given the current status of the proceeding, cannot be quantified. The Company, based on a legal evaluation prepared by its outside legal advisors, has classified the risk of loss as possible in this discussion.

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(in thousands of reais - R$, unless otherwise stated)

(b)                       Regulatory proceedings:

The following table shows the contingent liabilities related to regulatory proceedings, with emphasis on cases above R$ 30,000 and the relevance of the matter.

			Unaudited
		Estimated contingency amount
		2017	2016
(b)	Regulatory proceedings:
(b.1)	Tariff refund - Shielded base	769,579	773,609
(b.2)	Infraction Notice No. 1014/2015 - determination of provision	Cancelled	Cancelled
(b.3)	Action for annulment - Infraction Notice 122/2012 - Regulatory Remuneration Base (BRR)	157,078	153,614
(b.4)	Infraction notice - continuity indicator	106,082	46,222
(b.5)	Action for annulment - AI 008/2012 - Property, plant and equipment in use (AIS/2010)	85,937	78,156
(b.6)	Infraction Notices - Allowance for Doubtful Accounts	101,231	92,080
	Other regulatory proceedings	11,388	13,670
		1,231,295	1,157,351

(b.1)             Tariff refund - Shielded base

The Company filed an Annulment Claim to obtain an injunction to suspend the effects of (i) the decision of ANEEL’s executive board in Cabo 1271 MVM proceeding, which determined that the Company would refund to its consumers the total amount of R$ 626,052 (monetarily updated  to November 2013), canceling the effects of the incorporation of amortization and depreciation portions associated with possibly non-existent assets (i.e., Cable), and (ii) ANEEL’s subsequent administrative decisions that denied a subsidiary request related to the inclusion of certain undervalued assets in its remuneration base for the 2014 Annual Tariff Adjustment, with the annulment of ANEEL’s decisions at the end of the proceeding.

The return of the amount of R$ 626,052 was determined by the General Director of ANEEL (Decision No. 4259/2013). The refund should be made through a negative financial component in the Company’s tariff in up to 4 tariff review events, starting July 2014.

Interim relief was dismissed at the lower court, and the Company filed an appeal against the Federal Regional Court of the 1st Region (“TRF1”).

On September 9, 2014, the Company obtained an injunction for the appeal for ANEEL to recalculate the tariffs without the negative financial component contained in ANEEL Decrees No. 4259/2013 and No. 2176/2014 pending judgment of the merits of the appeal.

On October 13, 2014, the appeal merits began, and initially, a favorable vote was awarded by the Honorable Reporting Judge of the appeal, and, later, the judgment was suspended when the reviewing Honorable Judge requested a hearing of the case. The trial will continue with the vote of the reviewing Honorable Judge and one vote of another Honorable Judge on a date yet to be defined.

On January 5, 2015, due to the injunction obtained, ANEEL issued Approval Resolution No. 1844, determining the return of amounts already discounted from the Company. The amount previously refunded to consumers was fully reverted to the Company through the 2015 Tariff Review, concluding the receipt in the tariff cycle ended July 3, 2016.

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(in thousands of reais - R$, unless otherwise stated)

On January 7, 2015, ANEEL filed with the Higher Court of Justice (STJ) a request for Suspension of Injunction (SLS) in order to suspend the injunction in force, approved by TRF1. The appeal was denied definitively by the STJ.

At December 31, 2017, the effects of the injunction favorable to the Company remain in effect. The case is pending judgment in lower court and is currently in the probationary investigation phase.

The Company, based on a legal evaluation prepared by its outside legal advisors, and based on the current injunction, classifies the risk of loss as possible in this discussion. Therefore, no provision was set up. At December 31, 2017, the tariff return amount under discussion, monetarily updated by reference to IGP-M, is R$ 769,579 (R$ 773,609 at December 31, 2016).

(b.2)            Infraction Notice No. 1014/2015 - determination of provision

On May 5, 2015, the Company received the Infraction Notice No. 1014/2015-SFF amounting to R$ 143,324, due to non-compliance with Notification Notice (TN) 73/2014, for which no provision was recorded considering legal opinions. After the administrative appeal rationale, on November 22, 2016, ANEEL’s Executive Board, through Decision No. 3042/2016, acknowledged the appeal, and awarded a partial favorable decision, according to which (i) AI 1014/2015 shall be annulled, and ii) the determination of provision of R$ 626,052 (proceeding related to item b.1 previously described) shall be recorded within 30 days. On December 12, 2016, the Company filed a request for reconsideration of decision No. 3042/2016 regarding the determination of the provision.

On August 8, 2017, decision No. 2389 was published, whereby the Director General of ANEEL acknowledged the Company’s appeal to render ineffective the provision determination contained in the decision of November 22, 2016. Thus, the proceeding was terminated without any penalty or determination to the Company.

(b.3)            Action for annulment - Infraction Notice 122/2012 - Regulatory Remuneration Base (BRR)

Motion to dismiss filed by the Company against ANEEL, requesting that the court declares the illegality of the ANEEL order that maintained certain non-compliant items and, consequently, the annulment of the fine. The injunction requested by the Company was granted, thus suspending the enforcement of the fine. The lower court decision unfavorable to the Company was issued on July 7, 2017. The injunction was not expressly revoked by the unfavorable decision of the lower court and remained in force. On July 20, 2017 the Company filed motions for clarification pointing out defects of contradiction and omission and demanding that they be resolved, requiring that the unfavorable decision be fully reversed. Based on the calculation criteria adopted by ANEEL, this assessment amounts to R$157,078, monetarily updated up to December 31, 2017 (R$153,614 at December 31, 2016).

(b.4)            Infraction notice - continuity indicator

The Company received two infraction notices (No. 0014/2015- ARSESP-SFE - TN 0012/2015, No. 001/2016-ARSESP-SFE - TN 0005/2015) issued due to alleged nonconformities in relation to the calculation of individual and collective power supply continuity indicators for 2014 and 2013, respectively. For these two cases, the Company set up a partial provision as described in Note 18.1 (c.1).

In 2017, the Company received infraction notices No. 0063/2017 and No. 0064/2017 in the amounts of R$24,653 and R$29,776, respectively, which have the same nature as the others (AI No. 0014/2015

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(in thousands of reais - R$, unless otherwise stated)

and AI No. 001/2016). Considering that there is an expectation of reduction of the fines relating to the aforementioned infraction notices, the Company believes that the effects of the new information will also contribute to reduce these most recent penalties. The Company concluded that, until ANEEL comments on the appeals filed to the infraction notices No. 014/2015 and 001/2016, it is not possible to assess the legal and regulatory risk of the new suits filed, considering the expectation of cancellation and/or reduction of penalties. The Company expects ANEEL to comment on this matter in the first quarter of 2018.

Considering the assessment of the Company’s legal advisors, from a total of R$151,518 monetarily updated up to December 31, 2017 relating to these penalties, the amount of R$106,082 (AI No. 0014/2015 of R$13,882, AI No. 001/2016 of R$37,165, AI No. 0063/2017 of R$24,928 and AI No. 0064/2017 of R$30,107) is classified as possible loss.

(b.5)            Action for annulment - AI 008/2012 - Property, plant and equipment in use (AIS/2010)

Action for annulment filed by the Company against ANEEL, seeking annulment of the Infraction Notice No. 008/2012, in which ANEEL penalized the Company due to alleged formal inadequacies of certain accounting records which, in the Company’s opinion, generated no practical negative consequence for tariffs or for the service provided by the Company. The request for injunctive relief was granted to suspend the enforceability of the fine. This proceeding is in the discovery stage. Based on the calculation criteria adopted by ANEEL, this assessment amounts to R$85,937, monetarily updated up to December 31, 2017 (R$78,156 at December 31, 2016).

(b.6)            Infraction Notices - Allowance for Doubtful Accounts

ANEEL issued two infraction notices (on May 4, 2000 - AI No. 015/TN170 and on April 5, 2001 - AI 027/TN0336/1) due to the inclusion of credits against the government in allowance for doubtful accounts. The Company filed two writ of mandamus with the purpose of annulling such infraction notices. Based on the calculation criteria adopted by ANEEL, these assessments amounts to R$101,231, monetarily updated up to December 31, 2017 (R$92,080 at December 31, 2016).

Infraction Notice No. 015/TN170:

On July 4, 2012, an unfavorable decision to the appeal filed by the Company in the writ of mandamus was handed down, and another appeal was filed on July 6, 2012, which was dismissed. On August 23, 2013, the Company filed a Special Appeal to the High Court of Justice (STJ) and an Extraordinary Appeal to the Federal Supreme Court (STF). On September 10, 2013, the Company filed two Preliminary Injunctions requesting an injunction before the Federal Regional Court of the 1st Region (TRF1), seeking to suspend the proceedings and the enforceability of the fine imposed by ANEEL until the final trial of the appeals by the STJ and the STF. On September 17, 2013, the TRF1 granted the suspension required by the Company. Based on the monetary update made pursuant to the criteria adopted by ANEEL, this assessment amounts to R$40,460, monetarily updated up to December 31, 2017 (R$16,965 at December 31, 2016).

Infraction Notice 027/TN0336/1:

On August 27, 2013, the Company’s appeal filed against the unfavorable decision handed down by the lower court in February 2002 was accepted by the Federal Regional Court of the 1st Region (TRF1), canceling the fine imposed by ANEEL. Against this decision favoring the Company, ANEEL filed an appeal in the TRF1 addressed to the STJ. The admissibility of the appeal at the TRF1 is awaiting trial. Based on the monetary update made pursuant to the criteria adopted by ANEEL, this assessment amounts to R$60,771, monetarily updated up to December 31, 2017 (R$53,259 at December 31, 2016).

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(in thousands of reais - R$, unless otherwise stated)

(c)                       Tax claims:

The table below shows the contingent liabilities relating to tax claims, particularly those with amounts exceeding R$30,000 and the relevance of the matter.

			Unaudited
		Estimated contingency amount
		2017	2016
(c)	Tax claims:
(c.1)	Payment of FGTS - Unemployment Compensation Fund	91,816	88,953
(c.2)	PASEP - suspension of collection	Cancelled	41,070
(c.3)	Tax Debt Assessment Notice (NFLD) - tax collection claims	50,753	49,541
(c.4)	CSLL - social contribution tax losses	144,501	138,423
(c.5)	Local tax collection claims - sundry	188,624	169,703
(c.6)	PIS - Statute of limitations	235,131	228,962
(c.7)	COFINS - amnesty	157,119	153,629
(c.8)	COFINS - Voluntary penalty	58,988	58,988
(c.9)	Tax assessment notices relating to ICMS - Reversal of debits	91,239	83,726
(c.10)	Supplementary retirement and pension plan	165,188	—
(c.11)	PIS - Decree-Law No. 2.445/1988 and 2.449/1988	49,394	49,394
(c.12)	FINSOCIAL	210,145	199,267
(c.13)	PIS Offsetting - Decrees (Remaining Credits)	146,546	137,902
(c.14)	Tax assessment notices relating to ICMS - Property, plant and equipment	109,118	54,071
(c.15)	Tax assessment notices relating to ICMS - Reversal of debits	48,319	43,828
	Other tax claims	89,289	96,924
		1,836,171	1,594,381

Tax proceedings tried in court:

(c.1)             Payment of FGTS - Unemployment Compensation Fund

In November 1998, three notifications were issued by Caixa Econômica Federal regarding the alleged failure to pay FGTS during the period from January 1993 to September 1998. This tax proceeding was maintained at the administrative level. In the lawsuit filed by the Company to proceed with the discussion, a decision was rendered by the lower court in September 2014, ruling the Company’s request was partially valid (partial cancellation of the debt). Currently, the Company awaits the judgment of the appeals filed by it and by the Brazilian Social Security Institute (INSS). The amount monetarily updated up to December 31, 2017 totals R$91,816 (R$88,953 at December 31, 2016).

(c.2)             PASEP - suspension of collection

In July 2017, the appeal filed by the Company against the unfavorable decision of the lower court was judged and accepted by the Federal Regional Court of the 3rd Region. On October 9, 2017, in the absence of an appeal filed by the Brazilian National Treasury Department, the final and unappealable decision of the higher court favoring the Company was recognized. Consequently, the case was ended favorably to the Company with the full cancellation of the requirement to pay the PASEP contribution.

(c.3)             Tax Debt Assessment Notice (NFLD) - tax collection claims

Three tax collection claims filed by the INSS against the Company addressing the levying of social security contribution tax on various amounts not relating to compensation. Two of these claims were given an unfavorable decision by the lower court and are currently awaiting the higher court decision. The third claim still awaits a decision of the lower court. The amount monetarily updated up to December 31, 2017 totals R$50,753 (R$49,541 at December 31, 2016).

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(in thousands of reais - R$, unless otherwise stated)

(c.4)             CSLL - social contribution tax loss

In November 2007, the Company filed a Declaratory Judgment seeking to dismiss the application of Provisional Executive Order (MP) No. 2158/2001, which determined that the companies resulting from a partial spin-off could only use credits arising from CSLL losses in the exact proportion of the equity of the spun-off company. The Company argues that the spin-off under discussion precedes the publication of the aforementioned MP and, therefore, is not applicable to this case. In March 2007, a lower court decision favoring the Company was handed down, which was maintained by a decision of the higher court rendered in September 2015. Currently, the Company awaits the trial by the STJ of the special appeal filed by the Federal Government. The amount monetarily updated up to December 31, 2017 totals R$144,501 (R$138,423 at December 31, 2016).

(c.5)             Local tax collection claims - sundry

The Company has several tax collection claims filed by municipalities in its concession area, basically demanding Real Estate Tax (IPTU) debts, fines imposed by local tax authorities and Service Tax (ISS), which are currently in different stages. Most of the amount involved refers to tax collection claims in the municipalities of Itapevi and Jandira, where fines were imposed for failure to submit technical reports for each asset installed in the municipality. The amount monetarily updated up to December 31, 2017 totals R$188,624 (R$169,703 at December 31, 2016).

(c.6)             PIS - Statute of limitations

Tax collection claim intended to collect alleged PIS debts arising from the application of the rules imposed by the Executive Provisional Order (MP) No. 1407/1996. The Company presented a defense against such collection, defending the lapse of the statute of limitations against the right of the tax authorities to claim such amounts, due to the time elapsed between the tax triggering events and the setting-up of the tax credit, which took more than five years. Unfavorable decisions were handed down by the lower and higher courts. In September 2015, the Company filed special and extraordinary appeals, which were not accepted by the Federal Regional Court (TRF) of the 3rd Region. Currently, appeals to the STJ and STF against these decisions are pending judgment. Additionally, in September 2017, the Brazilian National Treasury Department denied the request from Attorney General’s Office to the execution of the guarantee, i.e. replacement of the letter of guarantee that guarantees the lawsuit by a judicial deposit in cash. In February 26, 2018, the Attorney General’s Office has appealed this decision that denied the request to replacement of the bank guarantee for judicial deposit in cash. As for the prognosis of loss in the case, the Company and its legal advisors classified it as possible, considering the grounds favoring it and that support the appeals awaiting trial. The arguments are as follows: (i) for a tax credit to be enforceable, its input is essential, which was not made by the tax authorities, (ii) only the taxes stated in the DCTF (Federal Tax Debt and Credit Return) in the “balance payable” field, with discriminated amounts, are directly included in the roster of debtors to the government and (iii) under the terms of applicable legislation, suspended tax credits must necessarily be set up, under penalty of being subject to statute of limitations, as in this case. The amount monetarily updated up to December 31, 2017 totals R$235,131 (R$228,962 at December 31, 2016).

(c.7)             COFINS - amnesty

Lawsuit filed by the Company against the Brazilian National Treasury Department for the recognition of COFINS amounts paid, considering the fine and interest reductions guaranteed by the amnesty provided for in Law No. 9779/1999. A favorable decision was rendered by the lower court. In May 2012, a higher court decision recognized the right to the reductions allowed by the amnesty, but

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(in thousands of reais - R$, unless otherwise stated)

clarifying that the legal charges of 20% on the debt amount, arising from the filing of tax collection claims, would not be removed by the amnesty and would still be enforceable. The Company filed motions to annul this decision, which were not accepted. In August of 2017, motions for clarification were filed, which are awaiting trial. The amount monetarily updated up to December 31, 2017 totals R$157,119 (R$153,629 at December 31, 2016).

(c.8)             COFINS - Voluntary penalty

Tax assessment notice demanding tax credit relating to COFINS from April 1992 to March 1993, plus a voluntary penalty of 100% calculated on the basis of the Central Bank Benchmark Rate (SELIC). In the understanding of the Brazilian Internal Revenue Service, the automatic fine is due to the fact that the COFINS credits were paid through the Tax Amnesty established by MP No. 2158/1999 and not in the original payment term of this tax. At the administrative level, this assessment was reduced to an automatic fine of 75%. In May 2015, a preliminary injunction was filed for the tax collection, in order to enable the guarantee of the remaining debt and the resulting suspension of the enforceability. In February 2017, the Company was summoned in the tax collection claim filed by the Attorney General’s Office for the Brazilian National Treasury Department and presented challenges prior to proceedings, demanding the rectification of the roster of debtors to the government (CDA) that gives grounds to the claim. Currently, this claim is under analysis by the lower court. The Company’s exposure refers exclusively to the fine, which is not monetarily updated. The amount at December 31, 2017 was R$58,988 (R$58,988 at December 31, 2016).

(c.9)             Tax assessment notices relating to ICMS - Reversal of debits

The São Paulo State Brazilian National Treasury Department (SEFAZ/SP) filed tax assessment notices against the Company due to alleged irregularities in reversals of ICMS debits, arising, for instance, from reviews of invoices issued to customers. The Company is challenging four assessment notices relating to this matter in lawsuits that are currently in various procedural stages. The amount at December 31, 2017 was R$91,239 (R$83,726 at December 31, 2016).

(c.10)      Supplementary retirement and pension plan

On February 14, 2005, the Brazilian Internal Revenue Service (RFB) filed a tax assessment notice against the Company, demanding payment of IRPJ and CSLL debts for 2001 and 2002, as a result of the deduction of amounts paid as supplementary pension over the 20% limit imposed by Law No. 9532/97. In brief, the Company maintains in its defense that the expenses relating to inactive employees should not be included in the calculation of this limit, and that, considering only the expenses with active employees, the referred to percentage of 20% is applied. Despite having rendered a favorable decision to the Company, in a prior identical proceeding that addressed the period from 1998 to 2000, the Administrative Board of Tax Appeals (CARF), in 2017, by casting vote, maintained the demand of this case. In order to continue the discussion, the Company filed a lawsuit in October 2017. In November 2017, an injunction was granted to suspend the enforceability of the debt without a guarantee. Currently, this lawsuit is awaiting trial by the lower court. Regarding the likelihood of loss, since this matter has not been addressed by a legal court, the Company’s legal advisors changed their assessment from remote loss, maintained during the discussion at the administrative level, to possible loss. Despite the unfavorable outcome of the discussion at the administrative level and the change in the prognosis, the Company’s line of defense has not weakened, since the decision rendered by CARF was defined through a casting vote, already challenged by the injunction granted in lawsuit, and due to the fact that the defense arguments are grounded on the strict application of Law No. 9532/97, which should be taken into account by the Judiciary. At December 31, 2017, the amount was R$165,188.

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(in thousands of reais - R$, unless otherwise stated)

Tax proceedings in the administrative stage:

(c.11)      PIS - Decree-Law No. 2.445/1988 and 2.449/1988

The Company had its right to PIS credits arising from overpayment during the effectiveness of said decrees, which had been deemed unconstitutional by the STF, recognized by the court. However, there are six tax collection claims in different procedural stages intended to recover debits offset by the Company in 2002. Since such offsetting included credits recognized by a final court decision, the Company exposure, if any, is limited to a late payment fine of 20% charged by the Brazilian National Treasury Department, which is not monetarily updated. The amount at December 31, 2017 was R$49,394 (R$49,394 at December 31, 2016).

(c.12)      FINSOCIAL

In July 2012, the Company was notified of two orders that partially recognized the offsetting made with FINSOCIAL credits. Although these credits were recognized by a final and unappealable court decision, the tax authorities questioned the amount offset by virtue of the criteria used by the Company. In April 2013, an unfavorable decision was handed down by the lower court to the Company, against which a voluntary appeal was filed and awaits trial. The amount at December 31, 2017 was R$210,145 (R$199,267 at December 31, 2016).

(c.13)      PIS Offsetting - Decrees (Remaining Credits)

On August 8, 2014, the Company was fined by the Brazilian Internal Revenue Service in connection with the non-approval of administrative offsetting made between remaining PIS credits overpaid on the basis of Decree-Laws No. 2445/1988 and 2449/1988, and PIS and COFINS debits for the period from April to May 2013. On September 8, 2014, an administrative defense was filed, which is pending trial. The amount at December 31, 2017 was R$146,546 (R$137,902 at December 31, 2016).

(c.14)      Tax assessment notices relating to ICMS - Property, plant and equipment

The São Paulo State Treasury Department (SEFAZ/SP) filed tax assessment notices against the Company questioning the allocation of credits of ICMS related to on the acquisition of assets intended to be property, plant and equipment. In brief, SEFAZ/SP claims that goods recorded under property, plant and equipment would be unrelated to the activities of the establishment or intended for use and consumption, which is challenged by the Company in all lawsuits. In 2017, the Company received two new tax assessments in the total amount of R$49,358 referring to the same subject of the existing cases. Currently, the Company is discussing five assessments in administrative proceedings pending judgment of appeals. The amount at December 31, 2017 was R$109,118 (R$54,071 at December 31, 2016).

(c.15)      Tax assessment notices relating to ICMS - Reversal of debits

In 2015, the São Paulo State Treasury Department (SEFAZ/SP) filed tax assessment notice No. 4.056.706-0 against the Company due to alleged irregularities in reversals of ICMS debits, arising, for instance, from reviews of invoices issued to customers. The Company is challenging this assessment in an administrative proceeding that is currently pending judgment of appeal. The amount at December 31, 2017 totals R$48,319 (R$43,828 at December 31, 2016).

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(in thousands of reais - R$, unless otherwise stated)

(d)                                 Labor claims:

The table below shows the contingent liabilities relating to labor claims, particularly those with amounts exceeding R$30,000 and the relevance of the matter.

			Unaudited
		Estimated contingency amount
		2017	2016
(d)	Labor claims:
(d.1)	Public civil claim - Outsourcing	Not determined	Not determined
(d.2)	Claims involving hazardous activities - Barueri head office	99,570	89,530
		99,570	89,530

(d.1)             Public civil claim - Outsourcing

Public civil claim filed by the Public Prosecutor’s Office of Labor — (MPT) on November 25, 2016, requesting a preliminary injunction that the Company, within 180 days, under penalty of a daily fine of R$50 for each obligation not fulfilled: (i) refrain from outsourcing its core activity and/or any activity in which it acts directly as employer of its service providers, (ii) hire the outsourced individuals working in its core activity and/or any activity in which the Company acts as employer, (iii) ensure that the outsourced employees and the Company’s employees are treated equally (union support, compensation and benefits) and, (iv) at the end of the action, be also condemned  to pay indemnification of R$120,000 (R$20,000 for social dumping and R$100,000 for collective pain and suffering). The Company was served on January 17, 2017, and appealed against the injunction on January 26, 2017. On February 21, 2017, the Company identified that the Injunction filed by the MPT was denied. The parties are awaiting a hearing scheduled for April 20, 2018.

In the opinion of the attorneys who defend the Company in this suit, the risk of loss is possible and the risk of granting of injunction is remote. Although the amount claimed in the action is R$120,000, in the attorneys’ opinion, the amount involved is indeterminable, since there is no legal provision that determines these amounts and due to the subjectivity involved, as well. Accordingly, the Company management, supported by its internal and outside legal advisors, concluded that, at December 31, 2017, it is not necessary to record a provision for this matter.

(d.2)             Claims involving hazardous activities - Barueri head office

On December 5, 2016, the Union of Electric Power Industry Workers of São Paulo State filed five class actions claiming the payment of hazardous duty pay for all employees of the Company working at the Barueri Administrative Headquarters in the period in which a generator was installed at the top of the building (between February 2012 and February 2016). The Company was notified of four actions in March 2017 and of the last action in April 2017. All actions were merged in order to be judged by the same judge. All the actions are in the initial discovery phase. The discovery hearing was scheduled for October 4, 2018. In the opinion of the attorneys defending the Company, the likelihood of loss in this action is possible. Should any unfavorable final decisions on the aforementioned actions be rendered, the Company may have to pay the estimated amount monetarily updated at December 31, 2017 of R$ 99,570 (R$ 89,530 at December 31, 2016), which, given the current status of the proceedings, is a calculation of the estimated settlement amount for the actions.

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(in thousands of reais - R$, unless otherwise stated)

Letter of guarantee, court surety bond and pledge

At December 31, 2017, the Company holds letters and insurance guarantees as follows:

	Number	Amount	Rate p.a.
Nature
Tax	56	2,119,516	0.32% to 3.25%
Civil	43	429,053	0.27% to 3.25%
Labor	72	144,608	0.34% to 3.25%

19        Sector charges

The sector charges are created by laws approved by the National Congress to enable the implementation of public policies in the Brazilian electricity industry. Their amounts are stated in ANEEL resolutions or orders and are charged by the distributors through the electricity bill. Each one of these charges has predefined purposes.

			Unaudited
	Note	2017	2016
CURRENT
Research and development		60,726	19,563
National technological development fund		2,004	1,684
Ministry of Mines and Energy		1,002	842
Energy efficiency		44,886	49,828
Energy Development Account -CDE	10.3	187,209	366,307
Consumer charges - Centralizing Account for Tariff Flag Resources		—	14,931
Electric Energy Service Inspection Charge -TFSEE		1,050	1,267
Other charges		56	59
Total		296,933	454,481

NONCURRENT
Research and development		30,868	56,508
Total		30,868	56,508

20        Other liabilities

			Unaudited
	Note	2017	2016
CURRENT
Return - Liabilities Related to the Concession		49,182	47,735
Contribution to the payment of public lighting service - COSIP		102,547	102,996
Other returns to consumers		68,843	56,186
Payments to third parties		9,146	9,942
Creditor consent premium	15.6.1	3,084	22,077
Penalty - Tax delinquency notice 0014/2016	18.1 / c.2	13,114	—
Other		12,891	11,289
Total		258,807	250,225

NONCURRENT
Advance related to the sale of assets		2,940	2,940
Other		5,513	4,107
Total		8,453	7,047

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(in thousands of reais - R$, unless otherwise stated)

21        Equity

21.1              Capital

The authorized capital is R$3,248,680 divided into registered book-entry common shares with no nominal value, that can be increased by a deliberation of the Board of Directors.

The subscribed and paid-in capital is R$1,323,486 (R$1,257,629 at December 31, 2016), divided into 167,343,887 registered book-entry common shares with no nominal value.

At the Extraordinary and Annual General Meetings held on April 20, 2017, a capital increase of R$65,857 was approved, through capitalization of a portion of net income for the year ended December 31, 2016, without the issuance of new shares.

In the year ended December 31, 2017, there was no issuance or redemption of shares.

21.2              Treasury shares

According to Note 1.1, 359 shareholders holding 3,058,154 preferred shares of the Company, corresponding to 2.7% of the preferred shares, who did not attend the Special Meeting of Preferred Shareholders held on September 12, 2017, abstained from voting or did not approve the migration of the Company to the Novo Mercado segment of the B3 stock exchange, and chose to exercise their dissenters’ right.

Accordingly, on November 9, 2017, the Company paid the reimbursement to the holders of the preferred shares who exercised their dissenters’ right of withdrawal based on the equity value of the share at December 31, 2016 (R$16.10 per share), totaling R$49,236 recorded in treasury shares.

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(in thousands of reais - R$, unless otherwise stated)

21.3              Ownership structure:

				Unaudited
		2017		2016
		Common shares		Common shares
	Note	Number	%	Number	%
Shareholders:
BNDESPAR		31,350,329	18.73	12,397,144	22.22
AES Holdings Brasil Ltda.		28,179,237	16.84	27,890,749	50.00
Federal Government		13,342,642	7.97	13,342,384	23.92
GWI Asset Management S.A.		11,585,400	6.92	—	—
Other		79,828,125	47.70	2,151,019	3.86
Total common shares held by shareholders		164,285,733	98.16	55,781,296	100.00
Treasury shares	21.2	3,058,154	1.84	—	—
Total common shares		167,343,887	100.00	55,781,296	100.00

		Preferred shares
		Number	%
Shareholders:
BNDESPAR		18,638,053	16.71
Federal Government		258	—
Other		92,924,280	83.29
Total preferred shares held by shareholders		111,562,591	100.00

Total shares	167,343,887	167,343,887

According to Note 1.1, from November 27, 2017, the Company became part of the special segment of B3 S.A. - Brasil, Bolsa, Balcão called Novo Mercado. With the migration to this segment, the Company no longer has preferred shares. The former preferred shares were converted into common shares at the proportion of one common share for each preferred share.

21.4              Capital reserves:

			Unaudited
	Note	2017	2016
Shares and stock options granted	21.4.1	22,441	21,555
Special goodwill reserve on merger	21.4.2	670,897	670,897
Total		693,338	692,452

21.4.1              Until the migration to the Novo Mercado segment, the long-term compensation program was bound to The AES Corporation, and related to the granting of equity instruments recorded at the fair value of the equity instrument on the granting date. These equity instruments were granted when certain pre-established conditions were met.

The cost of equity instruments granted prior to the migration to Novo Mercado was recognized in profit and loss (P&L) for the year matched against a capital reserve in the Company’s equity, in a specific account that indicates the possibility of The AES Corporation to contribute funds required to support the granting of shares and stock options acquired by the Company’s executives (settled by The AES Corporation itself in favor of such executives).

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(in thousands of reais - R$, unless otherwise stated)

After the migration, the Company maintained the long-term compensation program in its compensation package for executives. The new long-term compensation program provides for the granting of equity instruments pegged to the Company’s own indicators.

The legacy referring to the grants before the migration to the Novo Mercado segment and not available for exercise will be settled by the Company.

Both the legacy and the new model that will contemplate the new grants are currently being approved by the Board of Directors and will subsequently be submitted for approval at the Annual General Meeting.

After the migration to the Novo Mercado segment, the cost of equity instrument granting transactions continues to be recorded in profit and loss (P&L) for the year matched against a capital reserve, indicating the Company’s future commitment to provide the necessary funds to support the shares and stock options acquired by its executives. Furthermore, in accordance with CPC 10 (R1)/IFRS 02, the capital reserve set up may be used to increase the Company capital.

21.4.2    The special goodwill reserve was generated by the following events of the corporate reorganization conducted in 2016: (i) incorporation of the goodwill of the former parent company AES Elpa S.A. in the amount of R$445,654; and (ii) incorporation of the goodwill of the former parent company Brasiliana Participações S.A. in the amount of R$225,243, as decided at the Extraordinary General Meeting held on December 23, 2016. In accordance with CVM Rule No. 319, to the extent that the tax benefit of the special goodwill reserve be realized in the consolidation, included in the Company’s equity, this benefit may be capitalized in favor of AES Holding Brasil Ltda. and BNDESPAR, and shareholders will be entitled to participate in this capital increase, so as to maintain their ownership interest.

21.5     Depreciation transfer for revalued assets / other comprehensive income

The balances of depreciation transfer for revalued assets and other comprehensive income comprise the revaluation of assets recorded in 1998 and 2007 and net actuarial losses of the pension plan. These balances are broken down as follows:

		Unaudited
	2017	2016
Equity valuation adjustment	1,479,048	1,591,117
Deferred income tax and social contribution	(502,877)	(540,980)
Equity adjustment, net	976,171	1,050,137

Other comprehensive income	(2,458,872)	(2,468,018)
Deferred income tax and social contribution	836,016	839,126
Other comprehensive income, net	(1,622,856)	(1,628,892)
Total recorded in equity	(646,685)	(578,755)

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(in thousands of reais - R$, unless otherwise stated)

21.6                       Allocation of profit and loss (P&L)

The Company’s articles of incorporation provide for the payment of mandatory minimum dividends corresponding to 25% of adjusted net income. Additionally, in accordance with its articles of incorporation, the Board of Directors is responsible for deciding on the payment of interest on equity and of interim dividends annually or semiannually and/or in a shorter period.

In the determination of adjusted net income for the purpose of payment of dividends, equity adjustments relating to the revaluation reserve recognized in years prior to the transition date are considered. Therefore, the increase in depreciation and write-off expenses due to revaluation recognition has no effect on the calculation of the Company’s dividends.

The Company may pay interest on equity pursuant to Article 9, paragraph 7 of Law No. 9249, of December 26, 1995, which are deductible for tax purposes.

Dividends and interest on equity not claimed within three years are reversed to the “retained earnings (accumulated losses)” account for a new allocation, as provided for in the Brazilian corporation law.

		Unaudited
	2017	2016
(Loss) net income for the year	(844,424)	20,923
Equity valuation adjustment realization, net	73,966	73,461
Legal reserve destination	—	(4,719)
Dividends and interest on equity not redeemed by shareholders - unclaimed	358	282
Distributable base	(770,100)	89,947
Mandatory minimum dividend	—	(22,487)
Statutory reserve destination	—	(1,603)
Proposed capital increase	—	(65,857)
Absorption by statutory reserve	770,100	—
(Loss) Retained earnings balance	—	—

According to article 189 from Law 6.404/1976, the loss of the year should, mandatorily, be absorbed by the retained earnings, income reserves and legal reserve, in this order.

Based on that, management’s proposal for destination of the result from the year ended December 31, 2017, due to the adjusted loss in the amount of R$ 770,100, is to partially revert the statutory reserve from the company in order to absorb the loss of the year. This proposal should be subject to the Board of Directors approval and submitted to the Ordinary General Meeting (AGO).

The allocation of income for the year ended December 31, 2016 was approved at the Annual and Extraordinary General Meeting held on April 20, 2017. The mandatory minimum dividends were paid on December 19, 2017 to the shareholders holding shares of the Company on April 20, 2017, and they were equivalent to R$0.12597593504 per common share and R$0.13857352854 per preferred share.

22                        Earnings per share

The purpose of the calculation of earnings per share is to allow performance comparisons between different companies in the same period, as well as for the same company in different periods.

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(in thousands of reais - R$, unless otherwise stated)

According to Note 1.1, on November 27, 2017, all of the Company’s preferred shares were converted into common shares, in the proportion of one preferred share for each common share.

For the calculation of earnings per share, the Company considered the current composition of common shares also for the comparative year, as required by Technical Pronouncement CPC 41/IAS 33. Thus, both the numerator (loss/net income for the year) and the denominator (number of shares) are on a comparable basis.

22.1              Statement of calculation of earnings per share - basic

The table below shows (loss) basic earnings per share for the years ended December 31, 2017 and 2016:

		Unaudited
	2017	2016
Numerator:
(Loss) net income for the year	(844,424)	20,923
Denominator (in thousands of shares):
Weighted average number of common shares	166,900	167,344
Basic (loss) earnings per share (in reais - R$)	(5.05947)	0.12503

For the calculation of the denominator, the weighted average number of common shares held by shareholders was considered, excluding those held in treasury during the period. The table below shows the calculation of the weighted average considering the treasury shares as of November 9, 2017.

			Weighted average
			number of shares (in
Period	Number of shares	Number of days - %	thousand)
01/01/2017 until 11/08/2017	167,344	85%	143,045
11/09/2017 until 12/31/2017	164,286	15%	23,855
		100%	166,900

22.2            Statement of calculation of earnings per share - diluted

Since 2016, the Company has a special goodwill reserve in the amount of R$670,897, which may be capitalized in favor of its shareholders AES Holdings Brasil Ltda. and BNDESPAR, and the other shareholders will be entitled to participate in this capital increase, by subscribing new shares, so as to maintain their shareholding in Company. In 2017 and future years, any shares issued would be issued to all shareholders

The potential shares to be issued due to the capitalization of the special goodwill reserve will be considered dilutive for the calculation of the diluted earnings per share, considering that all conditions for their issue are met. At December 31, 2017, the conditions for the issue of shares relating to the amortization of goodwill have not yet been met, as they are being studied by the Company and, upon completion of said studies, they will be submitted to the approval of its shareholders in a

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(in thousands of reais - R$, unless otherwise stated)

General Meeting, in accordance with the Brazilian corporation law and the Company’s articles of association.

Should the reserve be capitalized in favor of the shareholders AES Holdings Brasil Ltda. and BNDESPAR with 100% of the shares and no other shareholders exercise their right to participate in the capital increase, the percentage of the other shareholders would reduce from 64.43% to 51.74% at December 31, 2017, considering the share prices on that same date. Accordingly, the approximate number of potential dilutive shares is 41,033 thousand (R$16.35 per share).

The dilution instrument (special goodwill reserve) was recognized only at December 30, 2016; therefore, it did not impact the calculation of diluted earnings per share for 2016.

For the year ended December 31, 2017, diluted earnings per share are equal to the basic earnings per share, since the Company had a net loss of R$ 844,424 and, therefore, potential shares that could have a dilutive effect, were considered anti-dilutive. It is worth noting that the 41,033 thousand potential dilutive shares may have a dilutive effect in the future.

In the event of issue of shares resulting from the share-based payment plan, this event would not have a significant dilutive effect on the Company, since the amount is immaterial for calculation purposes.

23                        Net operating revenue

Sales revenue includes only economic benefits received and receivable by the Company. The amounts charged by third parties, such as sales taxes, are not economic benefits, and therefore are not presented in the Statements of Profit or Loss. Revenue is not recognized if there is significant uncertainty as to its realization.

(a)                       Revenue from provision of electric power distribution services

The electric power distribution services are measured through the delivery of electric power in a certain period. This measurement takes place according to the reading schedule established by the Company. The billing of electric power distribution services is therefore conducted according to this schedule, and service revenue is recorded as bills are issued. For the purpose of adjusting the readings to the respective period under the accrual basis of accounting, services rendered between the date of reading and the closing of each month are recorded by means of an estimate.

(b)                       Construction contracts

The entities within the scope of ICPC 01 (R1)/IAS 36 - Service Concession Arrangements shall record construction or improvement of the concession infrastructure in accordance with CPC 17 (R1)/IAS 11 - Construction Contracts. The construction costs of the infrastructure incurred by the Company are reliably measured. Therefore, revenues and expenses corresponding to these construction services are recognized to the extent they are incurred up to the statement of financial position date. The expected loss on construction contracts is recognized immediately as an expense. Considering that the current regulatory model does not provide for specific remuneration for the construction or improvement of concession infrastructure, that constructions and improvements are substantially conducted through specialized third-party services, and that all construction revenue is related to the construction of the infrastructure for electric power distribution services, the Company’s management decided to record revenue from construction contracts with no profit margin.

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(in thousands of reais - R$, unless otherwise stated)

(c)                        Financial sector assets and liabilities

The financial assets and/or liabilities arising from the differences of Parcel A items and other financial components in each accounting period should be matched against the appropriate item of revenue from sales of goods and services in the statement of profit or loss for the year, representing deferral and amortization, as described in Note 12.

(d)                       Sales taxes

Sales revenues are subject to the following taxes and contributions at the following statutory rates:

•             Contribution Tax on Gross Revenue for Social Integration Program (PIS) - 1.65% on sales of electric power and services;

•             Contribution Tax on Gross Revenue for Social Security Financing (COFINS) 7.60 on sales of electric power and services;

•             State Value-added Tax - ICMS is applied according to the class of consumers. The main classes are subject to taxation at the following rates: 18% for commercial and industrial classes; and exempt for the residential class consuming up to 90kv, 12% for consumption between 91kv and 200kv, and 25% for consumption above 201kv;

•             Service Tax - Between 2% and 5% on the provision of services where this tax is payable at the service provider’s establishment. In cases in which this tax is payable at the place of execution, the corresponding rate shall be applied in the respective municipality.

These taxes are deducted from sales revenue, and stated in the statement of profit or loss at net value.

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(in thousands of reais - R$, unless otherwise stated)

		Unaudited			Unaudited
		2017			2016
		Number of consumer units			Number of consumer units
	Note	billed	MWh	R$	billed	MWh	R$
Revenue from provision of electricity distribution service
Consumer class:
Residential		6,705,497	16,090,127	9,121,123	6,564,721	15,859,515	9,214,807
Industrial		26,932	3,343,815	1,702,529	27,870	4,055,462	2,081,314
Commercial		402,368	10,698,857	5,689,102	402,341	11,828,313	6,327,270
Rural		493	30,965	5,710	480	29,055	4,217
Public sector		16,069	1,231,048	580,172	15,860	1,256,348	603,522
Public lighting		2,532	814,249	261,084	2,375	823,899	260,550
Utility service		1,377	567,204	239,386	1,357	611,009	268,780
Transfer to distribution activities		—	—	(6,993,958)	—	—	(7,759,655)
Subtotal - provision		7,155,268	32,776,265	10,605,148	7,015,004	34,463,601	11,000,805
Other
Unbilled		—	—	28,907	—	—	(103,234)
Availability of the transmission and distribution system - TUSD		1,192	10,205,609	1,000,369	905	8,362,083	943,448
Transfer to distribution activities		—	—	6,993,958	—	—	7,759,655
Electricity in the short term		—	1,176,814	170,087	—	4,600,552	684,294
Revenue from construction		—	—	1,035,001	—	—	802,512
Subsidy for CDE funds	23.1	—	—	321,123	—	—	255,722
Financial sector assets and liabilities	12	—	—	1,216,152	—	—	(1,135,216)
Concession financial asset monetary update	11.1	—	—	51,912	—	—	141,875
Reimbursement - bilateral agreement charge	10.4	—	—	70,108	—	—	—
Reimbursement - bilateral agreement charge - AES Tietê Energia	10.4/28.1	—	—	7,738	—	—	—
Intercompany revenues	10.4/28.1	—	—	2,181	—	—	2,309
Other revenue		—	—	158,721	—	—	158,100
Gross operating revenue		7,156,460	44,158,688	21,661,405	7,015,909	47,426,236	20,510,270
Energy efficiency, R&D, FNDCT and EPE		—	—	(118,625)	—	—	(104,566)
Energy Development Account - CDE		—	—	(2,255,194)	—	—	(2,675,345)
Consumer charges - PROINFA		—	—	(85,436)	—	—	(64,783)
Consumer charges - CCRBT		—	—	(712,040)	—	—	(308,633)
Electric Energy Service Inspection Charge - TFSEE		—	—	(13,899)	—	—	(14,789)
ICMS		—	—	(3,567,777)	—	—	(3,770,705)
COFINS - current		—	—	(1,430,176)	—	—	(1,571,792)
PIS - current		—	—	(309,566)	—	—	(339,551)
ISS		—	—	(200)	—	—	(207)
Deductions from gross revenue		—	—	(8,492,913)	—	—	(8,850,371)
Net operating revenue		7,156,460	44,158,688	13,168,492	7,015,909	47,426,236	11,659,899

23.1              Revenue recognized by virtue of subsidies on tariffs applicable to users of the public electric power distribution service, including subsidies to low-income users, which are reimbursed by CCEE. The balance receivable is recorded in line item “CDE Transfer - rate discounts” - Note 10.3.

Tariff flags

As determined by Decree No. 8401, issued on February 4, 2015, the Centralizing Account for Tariff Flag Funds (CCRBT) was created to manage the funds arising from the application of tariff flags (bandeiras tarifárias) established by ANEEL. The Electric Energy Trading Chamber (CCEE) was charged with the creation and maintenance of CCRBT, and the amounts to be transferred and/or offset are approved by ANEEL on a monthly basis, through the issue of a technical note.

Proceeds from the application of tariff flags by distributors may be fully or partially reversed to CCRBT. The funds available in this account are transferred to distributors considering (i) the amounts effectively realized from changes in generation costs and exposure to settlement prices in the short-term market; and (ii) the current tariff coverage of each distributor.

The Company recorded the following amounts:

	Tariff flags
Accrual period	Billed amounts	Unbilled amounts	Transfer to CCRBT	CCRBT receipt	Company’s cost coverage amount
2016 (Unaudited)	377,944	—	(103)	12,675	390,516
2017	668,005	44,035	(14,739)	252,890	950,191

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(in thousands of reais - R$, unless otherwise stated)

The Company presents below the comparison between costs incurred and the respective coverage of tariff flags:

			Balance covered
		Cost covered by	(returned) in the Tariff
	Total cost	Tariff Flags	Process	CCRBT balance
Accumulated until December 2015	(1,350,704)	1,297,925	127,349	74,570
2016 (Unaudited)	(395,706)	390,516	(314,094)	(319,284)
2017	(1,511,485)	950,191	116,034	(445,260)
Total	(3,257,895)	2,638,632	(70,711)	(689,974)

The Company withholds the CCRBT deficit amounting to R$689,974 relating to the period from April to November 2017, mainly due to the costs of purchase of electric power (basically, hydrological risk of quotas and Itaipu). It is should be noted that this amount was included in the CVA (Account for Offsetting of Changes in Amounts of “Parcel A” Items) balance of cost of acquisition of electric power at December 31, 2017 - Note 12.

24        Cost of electricity services

			Unaudited		Unaudited
		MWh		R$
	Note	2017	2016	2017	2016
Electricity purchased for resale:
Itaipu		9,344,497	9,166,819	(1,869,543)	(1,764,939)
ANGRA 1 and 2		1,631,309	1,635,778	(371,254)	(328,853)
Purchase - CCEE		137,132	—	(39,251)	—
Purchase - CCEAR		16,844,764	22,240,664	(3,495,090)	(3,983,438)
Purchase - CCEAR - AES Tietê Energia	28.1	122,648	430,047	(18,511)	(60,356)
Physical guarantee units of interest		10,448,045	10,285,511	(580,725)	(586,254)
Hydrological risk	12.4	—	—	(2,023,957)	(398,962)
(-) Reimbursement - electricity auctions		—	—	75,745	38,131
(-) PIS and COFINS credits		—	—	764,553	651,998
Subtotal		38,528,394	43,758,819	(7,558,033)	(6,432,673)
Electricity purchased for resale - PROINFA		838,809	904,041	(241,326)	(305,213)
Total		39,367,202	44,662,860	(7,799,359)	(6,737,886)

			Unaudited
	Note	2017	2016
Transmission and distribution system use charge:
Grid use	24.1	(974,556)	(587,760)
System Service Charges - ESS/EER		(213,758)	(343,952)
(-) Adjustments related to retroactive relief	24.2	35,460	—
(-) Financial resources from the Reserve Energy Account - CONER	24.3	309,647	—
Transportation of electricity - Furnas/Itaipu	24.1	(126,912)	(46,547)
Brazil’s National Electric System Operator - ONS		(27,803)	(25,318)
Distribution System Use Cost - CUSD		(6,935)	(6,639)
Grid Connection - CTEEP		(59,975)	(40,996)
(-) PIS and COFINS credits		120,552	108,053
Total		(944,280)	(943,159)

24.1              The increase is mainly due to the indemnification of the transmission companies that renewed the concession in 2013. Since the tariff adjustment of Rede Básica e Transporte Itaipu (July 1, 2017) occurs on the same date as the tariff adjustment of the Company (July 4, 2017), there is no material impact on the Company’s cash flow.

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(in thousands of reais - R$, unless otherwise stated)

24.2              The retroactive financial relief occurs when there is excess of funds from the treatment of exposures due to the difference of prices between submarkets for the relief of expenses with the System Service Charges (ESS). The amounts are calculated and transferred in the financial settlements by CCEE.

24.3              The Administrative Ruling No. 613 of May 20, 2014 defined that the funds of the Reserve Energy Account (CONER) shall be used for refund to the users of reserve energy of CONER’s excess funds, if any. CCEE collects the ERR paid by distribution companies and distribute to the generators that generated the reserve energy. If CONER presents positive balance (financial excess), this refund will be given through credit to users in the financial settlements conducted by CCEE.

25        Other operating expenses

			Unaudited
	Note	2017	2016
Gains (losses) on the sale of assets and rights		7,763	(619)
Lease and rentals		(19,920)	(24,228)
Insurance		(4,333)	(4,185)
Taxes		(49,593)	(46,622)
Donations, contributions and grants	25.2	(3,614)	(3,710)
Donations - related parties	28.1	(382)	—
Bank fees		(51,430)	(48,375)
Advertising		(2,199)	(1,618)
Social responsibility	25.3	(215)	(932)
Losses on the deactivation of assets and rights		(16,642)	(18,458)
Indemnification for electric and nonelectric damages - PID		(24,564)	(16,340)
Write-off of concession financial assets	11.1	(7,830)	(4,867)
Plan administration fee - Funcesp		(11,152)	(10,655)
PIS and COFINS credits		1,190	1,179
DIC/FIC/DMIC/DICRI	25.1	(85,320)	(125,557)
Recovery of expenses		681	8,454
Contract collection - contractors	10.6	15,401	—
Contract collection - contractors - related parties	10.6/28.1	1,473	—
Penalties - refunds to consumers		(4,441)	(12,508)
Association contribution CCEE		(8,219)	(6,566)
Other		(8,312)	(9,215)
Total		(271,658)	(324,822)

25.1              Duration of individual supply interruption per consumer unit (DIC), Frequency of individual supply interruption per consumer unit (FIC), Maximum continuous supply interruption duration per consumer unit or connection point (DMIC), and Duration of individual supply interruption on a critical day by consumer unit or connection point (DICRI) are indicators that reflect the quality of the electric power supply to customers. They indicate the duration and frequency of power supply interruption, as well as the maximum duration (tolerance) of interrupted power supply for the consumer. When these indicators exceed the targets set by ANEEL, consumers receive a financial compensation in the electricity bill. The Company reimburses the customer, through credit in the bill, within two months after the event.

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(in thousands of reais - R$, unless otherwise stated)

From January 2018, the amounts reimbursed to the customer, through credit in the bill, will be accounted for as an account deducted from the electric power supply revenue, in accordance with the new pronouncement CPC 47/IFRS 15 Revenue from Contracts with Customers (Note 3.1.2).

25.2              Donations are amounts transferred to entities engaged in social projects that are in line with the Company’s strategy and projects that promote the relationship with the community where it operates. Contributions are payments made to support and maintain organizations representing the interests of the Company and its major stakeholders, including the society. Contributions by sponsorships to cultural and sports projects, and other projects that promote the Company’s brand visibility (sponsorship). The resources for these purposes, provided the beneficiary is a non-profit organization and the projects supported fall under incentive laws, can be deducted from the income tax and social contribution payable.

25.3              Expenses with service providers or suppliers of materials in connection with social responsibility activities, such as preparation of sustainability report, maintenance of volunteer work and sustainability websites.

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(in thousands of reais - R$, unless otherwise stated)

26                        Finance income (costs)

			Unaudited
	Note	2017	2016
Finance income
Interst on investment		60,481	96,627
Fines on overdue electricity bills	26.1	102,651	117,662
Monetary update and interest on overdue electricity bills	26.1	69,748	98,180
Government grants		4,119	3,897
Monetary update of tax credits		1,479	1,382
Monetary update of judicial deposits		30,959	30,590
Finance income from the sale of property		—	3,509
Monetary update of financial sector assets and liabilities	12	—	47,975
Court-order debt security - interest and monetary update		1,880	3,351
Monetary update - PIS/COFINS on ICMS-ST - ACL customers	8.1	43,363	—
Other finance income - related parties	28.1	401	—
Other finance income		24,984	31,735
Subtotal		340,065	434,908

Finance costs
Debt charges - loans and debentures in local currency		(420,962)	(564,461)
Government grants		(4,119)	(3,897)
Monetary update of R&D and energy efficiency		(11,604)	(12,740)
Capitalized interest transferred to intangible assets in progress	11.2	11,892	24,323
Late payment, compensatory and punitive fines		(3,662)	(11,251)
Letters of guarantee and guarantee insurance		(50,610)	(44,689)
Monetary update of contingencies and others		(49,773)	(37,354)
Monetary update - Free energy	13.2	(9,484)	(11,766)
Monetary update of taxes		(89)	(143)
Monetary update - SAIDI and SAIFI indicators		(1,863)	(4,742)
Monetary update of financial sector assets and liabilities, net	12	(66,185)	—
Eletrobras agreement provision	18.1 / b.4	(1,500,000)	—
Monetary update related to Eletrobras agreement expenses	18.1 / b.4	(8,312)
Other finance costs		(23,890)	(31,967)
Subtotal		(2,138,661)	(698,687)

Foreign exchange, net
Itaipu		(3,923)	35,964
Other foreign exchange variations		103	(645)
Subtotal		(3,820)	35,319
Total finance income (costs)		(1,802,416)	(228,460)

26.1              Consumers choose the due dates of their monthly bills. When the bill is overdue, an interest rate of 0.033% is applied per day, plus a 2% fine and monetary update by the General Market Price Index (IGP-M) on the amount of past due consumer bills.

27                        Income tax and social contribution

Income tax include both income tax and social contribution. Current income tax and social contribution are calculated by reference to tax legislation in effect. Income tax is calculated on taxable profit at a rate of 15%, plus a surtax of 10% on profit exceeding R$240 in the tax calculation period, while social contribution tax is calculated at a rate of 9% on taxable profit. Current income tax and social contribution are recognized on an accrual basis.

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(in thousands of reais - R$, unless otherwise stated)

Prepaid or recoverable taxes are stated under current or noncurrent assets, based on their estimated realization up to the year-end, when the tax payable is duly calculated and offset against any prepayments made.

From time to time management reviews the tax position when interpretation of tax regulation is required, and sets up provisions as appropriate.

These taxes base and their balances are broken down as follows:

			Unaudited
	2017		2016
	IRPJ	CSLL	IRPJ	CSLL
a) Taxes on profit or loss:
On taxes account:
Current	(2)	—	(13,357)	(4,696)
Deferred	308,712	111,136	17,327	6,238
Total	308,710	111,136	3,970	1,542
b) Statement of tax calculation - expense:
Income before taxes	(1,264,270)	(1,264,270)	15,411	15,411
Additions:
Donations	979	979	1,243	1,243
Bonuses to officers	5,463	5,463	(7)	(7)
Undedeductible losses on accounts receivable	10,427	10,427	—	—
Losses on disposal of assets and rights	3,023	3,023	26,048	26,048
Undedeductible fines	6,125	6,125	4,276	4,276
Undedeductible expenses	2,056	2,056	4,609	4,609
Maternity and paternity wages	465	465	439	439
Other	886	886	1,128	1,128
Total additions	29,424	29,424	37,736	37,736
Tax base	(1,234,846)	(1,234,846)	53,147	53,147
Statutory rate	25%	9%	25%	9%
Tax expense at statutory rates	308,712	111,136	(13,287)	(4,783)
IRPJ/CSLL adjustment - prior years	(2)	—	(986)	(250)
IRPJ/CSLL adjustment - R&D exclusion	—	—	1,331	487
Tax credits on goodwill on merger			16,912	6,088
Total income (expense) on taxes	308,710	111,136	3,970	1,542
Effective rate	24.4%	8.8%	-25.8%	-10.0%

28                        Related parties

Since March 2017, the Company has a Related Party Committee responsible for analyzing and commenting on any contracts, agreements, transactions or trade arrangements or any arrangements of any nature, as well as any amendments thereto, entered into with related parties, whose purpose is the to ensure that any commercial transactions with related parties are conducted under usual market conditions and in line with the Company’s other corporate governance practices.

The contracts entered into between related parties were submitted to and approved by ANEEL, in accordance with Administrative Ruling No. 699/16.

AES Holdings Brasil Ltda. was the Company’s parent company until November 27, 2017, when the Company migrated to the Novo Mercado segment (Note 1.1). However, even after this migration, AES

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(in thousands of reais - R$, unless otherwise stated)

Holding Brasil has a significant influence over the Company and, consequently, any commercial transactions with companies controlled directly or indirectly by it are still considered transactions between related parties.

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(in thousands of reais - R$, unless otherwise stated)

28.1              Related parties:

Assets and revenues:

						Unaudited		Unaudited
					Assets		Revenue
Nature of transaction	Related party		Total estimated	Effectiveness	2017	2016	2017	2016
	AES Holding Brasil Ltda.	Significant influence	R$5 - annual		—	—	5	5
	AES Tietê Energia S.A.	Significant influence	R$1,194 - annual		101	27	1,194	1,091
	Brasiliana Participações S.A. (AES)	Significant influence	R$5 - annual	September 2012 through January 2022	1	1	5	5
Rent (*)	AES Serviços TC Ltda.	Significant influence	R$162 - annual		12	17	162	197
Sublease	AES Elpa S.A.	Significant influence	R$5 - annual		—	—	5	5
(commercial property)	AES Brasil Ltda.	Significant influence	R$15 - annual		1	1	15	14
	Southern Electric Brasil Particip. Ltda (AES)	Significant influence	R$5 - annual	May 2014 through January 2022	—	—	5	4
	AES Sul S.A.	Same economic group until October 2016		September 2012 through October 2016	—	—	—	106
Commission (Advertising/publicity/sale on electricity bill)	AES Serviços TC Ltda.	Significant influence	According to service sale	October 2014 through October 2018	53	882	790	882
Reimbursement							7,738	—
Bilateral agreement charge	AES Tietê Energia S.A.	Significant influence	R$7,738	April 2017 through January 2019	5,333	—	401	—
Inventory indemnification	AES Serviços TC Ltda.	Significant influence	R$1,473	December 2017 through October 2019	1,473	—	1,473	—

				Total other receivables - Note 10:	6,974	928	—	—
				Total operating income - Note 23:	—	—	9,919	2,309
				Total other operating expenses - Note 25:	—	—	1,473	—
				Total finance income - Note 26:	—	—	401	—

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(in thousands of reais - R$, unless otherwise stated)

(*)                       The estimated total amount of sublease considers an annual estimate of the rent, which also includes the apportionment of the condominium fees and Real Estate Tax (IPTU) of the commercial property. Additionally, the Company entered into free sublease contracts with AES Comsul, AES Guaíba and AES Florestal.

Liabilities and expenses:

							Unaudited		Unaudited
						Liabilities		Expense
Nature of transaction		Related party		Total estimated	Effectiveness	2017	2016	2017	2016
	Replacement of poles			R$14,754	January 2014 through December 2017	—	1,399	(2,076)	(3,365)
	Store service			R$81,322	August 2015 through September 2019	—	—	(23,704)	(21,522)
	Cutting/reconnecting			R$17,400	April 2015 through September 2016	—	—	—	(8,534)
	Cutting/reconnecting			R$26,400	October 2016 through April 2019	—	1,143	(19,487)	(4,584)
Rendering of	Tree pruning			R$3,500	July 2015 through July 2019	—	793	(804)	(1,957)
services	Maintenance	AES Serviços TC Ltda.	Significant influence	R$25,000	March 2015 through March 2019	—	2,677	(9,576)	(4,666)
	Technical and commercial - low income			R$11,922	December 2017 through December 2020	—	—	(59)	—
	Research and Development (R&D) Project			R$2,777	November 2017 through August 2019	—	—	—	—
Energy (Auction A-1 2015)		AES Tietê Energia S.A.	Significant influence	Agreement terminated in April 2017 (bilateral agreement)		—	4,920	(18,511)	(60,356)
Donations (i)		Instituto AES Brasil	Significant influence	Not applicable		—	—	(382)	—
Dividends		AES Holding Brasil Ltda.	Significant influence	Not applicable		—	3,514	—	—
Rendering of services		AES Big Sky LLC	Significant influence	Agreement terminated in September 2016		—	—	—	(2,424)
Pension plan		FUNCESP	Member of the Executive Board	R$3,707,100	Until May 2028	3,707,100	3,777,347	(389,312)	(353,763)
					Trade accounts payable - Note 13:	—	10,932	—	—
					Dividends payable:	—	3,514	—	—
					Private pension entity liabilities - Note 16:	3,707,100	3,777,347	(389,312)	(353,763)
					Electricity purchased for resale - Note 24:	—	—	(18,511)	(60,356)
					Third-party services:	—	—	(55,706)	(47,052)
					Other operating expenses - Note 25:	—	—	(382)	—

(i)        From 2017, AES Brasil Institute began to consolidate the voluntary social activities of AES Brasil Group companies, in order to increase the scope and impact of existing projects and create new opportunities of social impact. The purpose of the donations made to AES Brasil Institute was to support projects that foster social innovation, enabling new energy and income generation solutions that promote positive transformations in the lives of people and communities.

After the migration to the Novo Mercado segment was completed in November 2017, the Private Social Investment (ISP) policy regarding the use of funds in projects of public interest ceased to be the responsibility of AES Brasil Institute and is now conducted by the Company, with ISP projects directly connected with the ‘Eletropaulo’ brand.

Cooperation agreement

On June 5, 2014, AES Tietê Energia and the Company entered into a Reciprocal Cooperation Agreement for the implementation of the Riparian Reforestation Project, for a period of 4 years. As a result of maintenance and works on the distribution and subtransmission networks, the Company has entered into Environment Recovery Commitment Agreements (“TCRAs”) with the São Paulo State Environment Agency (“CETESB”). These agreements provide that: (i) AES Tietê Energia shall indicate the locations available for reforestation and supply the seedlings free of charge; and (ii) the Company shall be responsible for the execution of the project and maintenance of the reforested area.

Through this partnership, 118.41 hectares have already been planted, with 50.7 hectares in the reservoir of Promissão Hydroelectric Power Plant and 67.7 hectares in the Água Vermelha Hydroelectric Power Plant. ANEEL approved these agreements through order No. 719/2014. Since these are cooperation agreements, there are no financial impacts to be shown as related parties.

28.2              Key management personnel compensation

Key management personnel comprises the Executive Board and the Board of Directors. For the years ended December 31, 2017 and 2016, the compensation, recorded under the competence regime, was as follows:

			Unaudited
	Note	2017	2016
Description:
Short-term benefits (salaries/charges/benefits/bonuses)		8,820	10,913
Post-employment benefits (private pension plan - defined contribution)		314	288
Other long-term benefits (deferred bonus - long-term incentive)	17.1	230	303
Employment agreement termination benefits		224	978
Share-based compensation	21.4.1	366	1,127
Total		9,954	13,609

29                        Insurance

At December 31, 2017, the insurance coverage established by Company management for any claims and civil liability is as follows:

Term
	Note	from	to	Amount covered
Operational risks		dec 31, 2017	jul 1, 2019	R$131.446
Group life		jan 1, 2018	jan 1, 2019	25 x salary, with a maximum of R$1,833
General civil liability	29.1	apr 1, 2017	apr 1, 2018	R$40,000
Liability insurance for business administrators - D&O		nov 27, 2017	nov 27, 2018	R$100,000
Environmental risks	29.1	apr 1, 2017	apr 1, 2018	R$10,000
Car fleet - RCF		apr 1, 2017	apr 1, 2018	RCFV Single Guarantee R$1,000

29.1              Prior to the migration to the Novo Mercado segment, insurance contracts were shared among AES Group companies. After the migration, the contracts were individualized and now cover only the Company, except for the general civil liability and environmental risk insurances that will be shared among the companies until their expiration.

30                        Financial instruments and risk management

30.1              Financial instruments

30.1.1    Fair value and classification of financial instruments

The main financial instruments, classified based on the accounting practices adopted by the Company, are as follows:

				Unaudited
		2017		2016
	Notes	Carrying amount	Fair value	Carrying amount	Fair value	Category
ASSETS (Current and noncurrent)
Cash and cash equivalents	4	309,283	309,283	198,773	198,773	Loans and receivables
Short-term investments	4	291,994	291,994	868,858	868,858	Financial assets available for sale
Receivables from consumers, resellers and others	5	2,140,773	2,140,773	2,090,732	2,090,732	Loans and receivables
Accounts receivable - agreements	6	152,870	152,870	96,857	96,857	Loans and receivables
Escrow and judicial deposits	18	532,495	532,495	491,806	491,806	Loans and receivables
Financial assets related to the concession agreement	11.1	3,011,833	3,011,833	2,386,192	2,386,192	Financial assets available for sale
Financial sector assets, net	12	18,288	18,288	44,243	44,243	Loans and receivables
Total		6,457,536	6,457,536	6,177,461	6,177,461
LIABILITIES (Current and noncurrent)
Trade accounts payable	13	1,789,718	1,789,718	1,468,254	1,468,254	Financial liabilities through amortized cost
Loans, financing, debentures and finance leases	15	3,569,012	3,570,412	3,271,395	3,224,844	Financial liabilities through amortized cost
Dividends and interest on equity payable		2,046	2,046	23,083	23,083	Financial liabilities through amortized cost
Financial sector liabilities, net	12	113,379	113,379	312,902	312,902	Financial liabilities through amortized cost
Total		5,474,155	5,475,555	5,075,634	5,029,083

Cash and cash equivalents and short-term investments consist basically of bank deposit certificates (CDBs) and repurchase agreements. CDBs and repurchase agreements are marked to market on a monthly basis, based on the CDI rate curve for the period end date, as defined on the date they are taken out.

For the loans, financing and debentures line item, the measurement method used to calculate market value was the discounted cash flow method, considering the settlement expectations of these liabilities and current market rates, following the particularities of each instrument at the statement of financial position date.

The financial assets related to the concession agreement is measured through the remuneration base of the concession assets, in accordance with current legislation established by the regulatory agency (ANEEL), and takes into account any changes in the estimated cash flow, based mainly on factors such as new replacement price and monetary update by the Extended Consumer Price Index (IPCA).

For the other accounts, the book value of financial instruments is a reasonable approximation of their fair value. Therefore, the Company decided to disclose them at amounts equivalent to their book value.

Transactions with derivative financial instruments

For the years ended December 31, 2017 and 2016, the Company had no transactions with derivative financial instruments.

30.1.2 Fair value hierarchy

The table below shows the financial instruments recorded at fair value, according to their measurement method:

					Unaudited
	2017				2016
	Fair	Measurement			Fair	Measurement
	value	Level 1	Level 2	Level 3	value	Level 1	Level 2	Level 3
ASSETS (Current and noncurrent)
Short-term investments	291,994	—	291,994	—	868,858	—	868,858	—
Financial assets related to the concession agreement	3,011,833	—	3,011,833	—	2,386,192	—	2,386,192	—
Total	3,303,827	—	3,303,827	—	3,255,050	—	3,255,050	—

The measurement of financial instruments is grouped in levels from 1 through 3, based on the level their fair value is quoted:

Level 1 - quoted prices in active markets for identical assets and liabilities;

Level 2 - other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly; and

Level 3 - techniques using data that have a significant effect on the fair value recorded, which are not based on observable market data.

During the year ended December 31, 2017, there were no transfers arising from fair value measurements between levels 1 and 2, nor in or out level 3.

30.2              Risk management

The Company is mainly exposed to market, credit, liquidity, operational, reputation and image, regulatory, legal and environmental risks, as well as the additional risks described in this note. Any of the risks below may adversely affect the Company and may have an impact on its operations, financial condition or operating income (expenses). The risk management structure and the major risk factors are described below:

(a)     Risk management structure

The Company’s risk management organizational structure is multidisciplinary and includes the Risk Management, Internal Controls, Internal Audit and Ethics & Compliance functions, as described below.

Risk Management

The purpose of the Risk Management Policy is to provide and indicate the internal guidelines, responsibilities, mechanisms and procedures for the management of risk factors inherent in the Company’s business, in order to effectively monitor and mitigate such risks.

The Risk Management function is led by the Vice President of Finance and Investor Relations, who is responsible for monitoring the risk management model and ensuring that it is executed according to the predefined methodology, as well as ensuring guidelines and goals and that the necessary resources are allocated for the function to work appropriately.

The Risk Management function is responsible for promoting the risk management culture, analyzing the risk exposure degree of the Company, defining standards to be followed by the Company in terms of risk management, supervising and controlling reports on risk, and defining risk managers and those charged with risks in the business areas.

The Board of Directors is responsible for resolving on strategic risk management issues, as well as for approving and evaluating the Risk Management Policy and the risk management model adopted. On a quarterly basis, priority risks are brought to board of directors, fiscal council, and audit committee meetings.

The Executive Board must ensure the assessment of the strategic risks and action plans recommended for risk mitigation. The Executive Board must also provide insight into the tangible and intangible assets risks to which their respective business areas are exposed. The Risk Management Committee is composed of the Company Executive Board, whose main objective is to oversee and monitor the process of risks reported by the risk management function. The Executive Risk Committee meetings are held on a monthly basis, when the Company’s risk management models, portfolio and significant risks are evaluated and validated, and the goals and actions and the prioritization of resources to mitigate the risks to which the Company is exposed are approved.

As of the third quarter of 2017, with the creation of the Audit Committee, it is the responsibility of this Committee to monitor the effectiveness and sufficiency of the relevant corporate risk management process and management’s compliance with the standards established by the Company for assuming corporate risks, as well as evaluating and monitoring the Company’s risk exposure.

The Fiscal Council is responsible for monitoring the Company’s risk assessment, as well as for periodically discussing with Management its perception regarding the tangible and intangible assets risks identified.

Internal Controls

The main attribution of the Internal Control function is to assist the business areas in reviewing processes and implementing controls to ensure accuracy of financial information and compliance with laws, regulations, and internal procedures.

In order to ensure the alignment of the processes with the Company’s control requirements, the Internal Control function also helps maintain internal policies and procedures, manage the policy on level of authority, manage the financial system access controls, and monitor control deficiencies identified by the internal and external audits that affect the statements, in order to ensure the mitigation of all risks within the agreed deadlines.

The Company analyzes all the improvement opportunities reported by the independent auditors in the management letter and sets out action plans for the implementation of any recommendations it deems appropriate. The Internal Control function monitors the implementation of action plans and then reports their outcome to the Fiscal Council.

As of the third quarter of 2017, with the creation of the Company’s Audit Committee, it is the responsibility of this Committee to understand and evaluate the internal control environment, supervise the internal controls area and monitor the quality and integrity of the internal controls systems, presenting recommendations for improvements of its policies, processes and procedures that the Committee deems to be necessary.

Internal Audit

The Internal Audit function operates in three segments: operating, financial and information technology. The first segment assesses all the processes and procedures relating to the Company’s operations, the second analyzes the financial statements and related controls, and the third, the information security controls, all in compliance with the requirements of Brazilian legislation, the regulatory standards of the electricity industry, and the internal standards and procedures.

The annual audit plan is prepared in accordance with the results of the risk assessment and its main purpose is to provide independent assessment of risks, control environment and significant deficiencies that may impact the Company’s financial statements and processes. Any deficiencies or nonconformities are remedied through action plans established by those in charge of the processes, which are reviewed by the Internal Control function, and their implementation is duly monitored by the Internal Control and Internal Audit functions.

The audit plan is approved by the Company’s Executive Board, Audit Committee and Board of Directors. In addition, the results of the respective audits and the development of the action plans for the implementation of potential improvements and regularizations are presented periodically to the Officers, Vice Presidents, Audit Committee, Board of Directors and Fiscal Council.

As of the third quarter of 2017, with the creation of the Company’s Audit Committee, it is incumbent upon this Committee to supervise the internal audit activities, monitor the effectiveness and sufficiency of that structure, as well as the planning, quality and integrity of its processes of internal audit (quality, existing structure, work plan and results of the work performed).

The effectiveness of the key controls implemented by the Company to ensure the accuracy of the financial statements is tested in accordance with the defined audit plan. In case any deficiencies in these controls are identified, the Company draws up an action plan, defining deadlines and responsibilities, to ensure the mitigation of the associated risks. The action plan is reviewed and monitored by the Internal Control function.

Ethics and Compliance

In the event of a complaint or suspected fraud or irregularity, this matter will be investigated by the Ethics and Compliance function and the necessary resources will be allocated, based on the conclusion of the investigations, so that the appropriate remediation measures - either administrative measures, changes in controls, implementation or adjustment of processes, etc. - be taken on a timely basis. If necessary, and in case of a material impact on the financial statements, these data will be duly reported to the Company’s governance, including the top management, the Board of Directors and the Fiscal Council, as well as the respective actions taken and the remediation plans.

As of the third quarter of 2017, with the creation of the Company’s Audit Committee, it is the responsibility of this Committee to monitor the compliance with laws, regulations and effectiveness of the compliance systems, monitor ethics and conduct aspects, including the effectiveness of the code of conduct and reporting channel of the Company, the policies and activities for preventing and investigating any fraud events.

Audit Committee

The main objective of the Audit Committee is to assist and advise the Board of Directors on the Company’s financial supervision, as well as to ensure the adequacy of the independent auditors’ activities and the effectiveness of the Company’s internal controls, oversee the activities of the internal audit and internal control functions, and the risk control and management systems. In addition, the Committee monitors the effectiveness and sufficiency of the respective structures, as well as the quality and integrity of its processes, proposing the necessary actions to the Board of Directors. The Audit Committee is responsible for monitoring and controlling the quality of the financial statements.

(a)                       Risks arising from financial instruments

The Company is exposed to the following risks arising from financial instruments:

(b.1)             Credit risk

Credit risk is the risk of the Company incurring losses due to a customer or a counterparty of a financial instrument not complying with its contractual obligations. This risk is basically from: (i) trade accounts receivable; (ii) cash equivalents and short-term investments; and (iii) financial sector assets and financial assets related to the concession agreement.

The book value of financial assets represents the maximum exposure of receivables. The maximum exposure to credit risk at December 31, 2017 is as follows:

	Note	2017
Cash and cash equivalents	b.1.1	309,283
Short-term investments	b.1.1	291,994
Receivables from consumers, resellers and others	b.1.2	2,140,773
Accounts receivable - agreements	b.1.2	152,870
Financial sector assets, net	b.1.3	18,288
Financial assets related to the concession agreement	b.1.3	3,011,833
Total exposure		5,925,041

The balances presented above are net of the respective estimated losses with doubtful accounts (Notes 5 and 6).

(b.1.1)                      Cash and cash equivalents and short-term investments

Risk associated with short-term investments deposited in financial institutions that are susceptible to market actions and to the risk associated thereto, mainly due to the lack of guarantees for the invested amounts, which may result in losses.

The Company seeks to diversify credit risk with financial institutions, by centralizing its transactions only in top-tier financial institutions and establishing concentration limits, following its internal policies regarding the evaluation of investments in relation to the equity of financial institutions and the respective ratings of major agencies.

The Company uses the ratings given of Fitch Ratings (Fitch), Moody’s or Standard & Poor’s (S&P) to identify eligible banks for its investment portfolio. Any financial institution with a rating below the established rating (AA-) given by any of the above credit rating agencies, in national scale and in local currency, cannot be part of the investment portfolio.

Regarding the maximum exposure amount, by financial institution, the stricter of the following criteria defined by the Company is applicable: (i) Cash Criterion: Investments of a maximum of 20% (equity lower than R$6,000,000) up to 25% (equity higher than R$6,000,000) of the total portfolio by financial institution. (ii) Company’s equity criterion: Investments of a maximum of 20% of its equity by financial institution; and (iii) Criterion of equity of the financial institution receiving funds: Each financial institution may receive funds not exceeding 3% (equity lower than R$6,000,000) up to 5% (equity higher than R$6,000,000); all financial institutions should present equity above R$ 500,000 of its equity. The restrictive criterion among i, ii and iii is applicable.

(b.1.2)                      Receivables from consumers, resellers and accounts receivable from agreements

By virtue of the electricity industry regulation and by a clause included in the concession agreement, the Company is compelled to supply electricity to all customers located in its concession area. According to the electricity industry regulation, the Company has the right to cut electric power supply to consumers who do not pay their bills.

The Company has implemented several actions with the purpose of reducing and combating default, such as negative credit reports of its customers issued by consumer credit reporting agencies, electric power supply interruption, collection in court, protesting notes at notary’s offices, hiring collection agencies, sending collection notices and text messages, email and “IVA” (Interactive Voice Response). In addition, a negotiation portal and negotiations through fairs and the call center have been implemented. In 2017, the Company implemented a predictive analytics solution that analyzes payment propensity according to the profile of each customer, in order to define the best collection strategy.

(b.1.3)                      Financial sector assets and financial asset related to the concession agreement

The Company management considers this credit risk very low, since the arrangements ensure the unconditional right to receive cash at the end of the concession term to be paid by the Granting Authority: (i) referring to costs not recovered through tariffs (industry-related financial asset); and (ii) referring to the investments made in infrastructure that were not amortized until the end of the concession (financial asset of the concession).

(b.2)             Capital management risk

The Company controls its capital structure in accordance with macroeconomic and industry conditions, in order to enable the payment of dividends, maximize capital return to shareholders, as well as to raise new loans and issue securities in the financial and capital markets, among other instruments it deems necessary.

In order to maintain or adjust the capital structure, the Company may revise its dividend payment policy, increase capital through issued of new shares, or sell assets to reduce the level of indebtedness, as applicable.

Furthermore, the Company constantly monitors its liquidity and levels of financial leverage, as well as seeks to extend its debt maturity profile in order to mitigate the refinancing risk.

The Company’s net debt structure includes loans and financing, debentures and finance lease, less cash and cash equivalents and short-term investments.

The table below shows the net debt of the Company:

		Unaudited
	2017	2016
Loans and financing	934,155	788,826
Debentures	2,551,374	2,405,847
Finance lease	83,483	76,722
Cash and cash equivalents	(309,283)	(198,773)
Short-term investments	(291,994)	(868,858)
Net debt	2,967,735	2,203,764
Equity	1,808,432	2,694,812
Net debt / Equity	164.11%	81.78%

Of the total indebtedness at December 31, 2017, 28.8% was short term (27.0% at December 31, 2016) and the average term was 2.1 years (2.3 years at December 31, 2016).

(b.3)             Liquidity risk

The liquidity risk is the difficulty of complying with contractual obligations on the due dates.

The Company adopts the following risk management policy: (i) maintain a minimum level of cash as a way to ensure the availability of funds; (ii) monitor the expected and realized cash flows on a daily basis; (iii) maintain short-term investments with daily maturities or that cover any disbursements, in order to promote maximum liquidity; (iv) establish guidelines for hedging transactions to mitigate the Company’s financial risks, as well as to operationalize and control these positions.

At December 31, 2017, the Company recorded negative net working capital of R$1,022,901 (R$169,684 at December 31, 2016). The downturn in the hydrological scenario in the second half of 2017 caused a decrease in the Company’s cash flow and, consequently, a greater need of working capital. The effects of the impact on hydrology are recognized as a Financial sector Asset in progress, and will be recovered financially by the Company when the tariff adjustment is applied as from July 4, 2018. The aforementioned decrease in cash flow, accompanied by investments made in the improvement of the distribution infrastructure, contributed to a decrease in cash and cash equivalents and short-term investments at December 31, 2017. The increase in investments is part of the Company’s value creation plan, and its purpose is to improve the remuneration base as from the next tariff review and, consequently, a higher operating cash flow is expected, following the prevailing tariff model. The Company’s investment plan also contributes to the decrease in operating expenses, since the focus is on efficiency and enhancement of the quality of services. In addition, the Company seeks to restructure its indebtedness profile, as well as to extend its debt maturity profile. The Company understands that liquidity risk is mitigated by the factors mentioned above, thus its cash flow projection studies show its ability to meet its short-term commitments.

The table below contains the aging list of the Company’s financial liabilities. For the line items “loans and financing” and “debentures”, the projected cash flows were considered. Since this is a projection, these amounts differ from those disclosed in Note 15. The information in the table below includes the cash flows of principal and interest.

Position at December 31, 2017	Less than 3 months	From 3 to 12 months	From 1 to 2 years	From 2 to 5 years	More than 5 years
Trade accounts payable	1,789,718	—	—	—	—
Loans and financing	52,105	480,522	269,433	282,226	21,094
Debentures	40,112	686,367	647,239	1,751,869	—
Finance lease	6,604	24,012	21,518	26,396	4,953
Dividends and interest on equity payable	2,046	—	—	—	—
Total	1,890,585	1,190,900	938,190	2,060,491	26,047

According to CPC 40/IFRS 7 Financial Instruments: Disclosures, when the amount payable is not determined, the amount disclosed is determined with reference to the conditions prevailing at the closing date of the period. Therefore, the Interbank Deposit Certificate (CDI), the Central Bank Benchmark Rate (SELIC) and the Long-Term Interest Rate (TJLP) used in the projections correspond to the indices at December 31, 2017.

(b.4)             Market risks

(b.4.1)   Interest rate risks

The Company has significant loans indexed to the CDI, SELIC and TJLP rates. Consequently, the Company’s profit and loss (P&L) are affected by changes in these indices.

At December 31, 2017, the Company’s short-term investments were allocated to Bank Deposit Certificates (CDBs) and repurchase agreements indexed to the CDI rate.

The amount of the Company’s net exposure to interest rate risk at December 31, 2017 is as follows:

2017
Cash equivalents	125,872
Short-term investments	291,994
Loans and financing	(899,381)
Debentures	(2,598,245)
Total net exposure	(3,079,760)

The amounts of loans, financing and debentures presented in the table above refer only to debt indexed to CDI, SELIC and TJLP and do not include the unamortized costs.

Analysis of sensitivity to interest rate risk

With the purpose of verifying the sensitivity of the investment and debt indexes to which the Company was exposed at December 31, 2017, five different scenarios were defined. Based on the FOCUS report of December 29, 2017, a one-year projection of the CDI, SELIC and TJLP indices was extracted, thus defining them as the probable scenario; based on this scenario, variations of 25% and 50% were calculated.

For each scenario, gross revenue and finance costs were calculated, which represents the expected effect on profit and loss (P&L) and equity in each projected scenario, not taking into account taxes and the aging list of each contract scheduled for one year. The portfolio reporting date was December 31, 2017, with a one-year projection of the indices, and checking of their sensitivity in each scenario. The calculation projection considers the contractual interest rate: index plus spread (Note 15.2).

		Projected finance income - 01 year
Short-term investments	Position at 12.31.2017	Scenario I (-50%)	Scenario II (-25%)	Probable scenario	Scenario III (+25%)	Scenario IV (+50%)
CDI		3.41%	5.11%	6.81%	8.51%	10.22%
Cash equivalents	125,872	4,292	6,432	8,572	10,712	12,864
Short-term investments	291,994	9,957	14,921	19,885	24,849	29,842
Subtotal	417,866	14,249	21,353	28,457	35,561	42,706

		Projected finance expense - 01 year
Debts	Position at 12.31.2017	Scenario I (-50%)	Scenario II (-25%)	Probable scenario	Scenario III (+25%)	Scenario IV (+50%)
CDI / SELIC		3.41%	5.11%	6.81%	8.51%	10.22%
Debentures	(2,598,245)	(136,483)	(183,984)	(231,572)	(279,239)	(327,271)
Loans	(734,978)	(44,534)	(57,348)	(70,163)	(82,978)	(95,867)
TJLP		3.50%	5.25%	7.00%	8.75%	10.50%
FINEM	(89,268)	(6,916)	(8,543)	(10,169)	(11,795)	(13,421)
FINEP 2	(75,135)	(6,518)	(7,899)	(9,279)	(10,660)	(12,040)
Subtotal	(3,497,626)	(194,451)	(257,774)	(321,183)	(384,672)	(448,599)
Total net exposure	(3,079,760)	(180,202)	(236,421)	(292,726)	(349,111)	(405,893)

(b.4.2)   Currency risk

The Company is exposed to currency risk in relation to the US dollar, through the payments of electric power purchased from Itaipu; however, any changes in exchange rates are passed on to the consumer in the tariff, through the mechanism of the Account for Offsetting of Changes in Amounts of “Parcel A” Items/CVA (industry-related financial assets and liabilities).

			Unaudited
	2017		2016
Exposure to exchange rates	Foreign currency	R$	Foreign currency	R$
Trade accounts payable (Itaipu)	110,518	365,593	96,651	314,994
Net liabilities exposed	110,518	365,593	96,651	314,994

(b.4.3)   Price risk

2017 tariff adjustment

In a public meeting of its Executive Board held on June 27, 2017, ANEEL resolved on the annual tariff adjustment for 2017, applied from July 4, 2017. ANEEL approved an adjustment of +5.57%, which included (i) economic adjustment of +4.60%, from which 4.39% refers to Parcel A and 0.21% to Parcel B and (ii) a financial component of +0.97%. After the financial component of 1.09% considered in the last tariff review process is discounted, the average effect to be perceived by consumers is +4.48%.

Accordingly, the Parcels A and B of Company, after the Tariff Adjustment, had the following impacts:

(i)                          Parcel A: Adjusted by 5.62%, representing 4.39% in the economic adjustment with the following components:

•             Industry charges - reduction of 13.35%, representing -3.79% in the economic adjustment, mainly due to the reduction of 20.82% of this charge with the Energy Development Account (“CDE”);

•             Electricity purchased — the increase of 2.38%, below the IPCA of 3.25%, is mainly due to the increase of 18% in the volume of guaranteed power output quotas, which is cheaper than the average electricity purchase tariff of the Company. The increase in the electricity purchase cost represents 1.07% in the economic adjustment; and

•             Transmission charges - an increase of 142.74%, mainly due to indemnification of the transmission companies that renewed the concession in 2013, representing 7.11% in the economic adjustment.

(ii)                      Parcel B: Adjusted by 0.98%, representing a 0.21% share in the economic adjustment, resulting from the combination of the following components:

•             IGP-M of -0.30%, in the twelve-month period ended June 2017; and

•             X factor of -1.28% containing:

•             Component X-Pd (productivity gains of the distribution activity) of 1.13%, previously defined in the 4th Periodic Tariff Review (“4RTP”) for application in the tariff adjustments of this cycle of the Company;

•             Component X-Q (service quality) of -0.04%; and

•             Component X-T (trajectory of operating costs) of -2.37%, previously defined in 4RTP for application in the tariff adjustments of this cycle of the Company.

(iii)                  Financial components: The financial components applied to this tariff adjustment totaled R$129,460, including, among other components, the following: negative R$880,651 relating to the Account for Offsetting of Changes in Amounts of “Parcel A” Items (“CVA”), neutrality of Industry Charges of R$88,773, contracting of R$245,216 over, Return of Tariff Adjustment of Angra III of R$133,834, and Hydrological Risk Projection of R$473,072.

The average tariff adjustment of + 4.48% to be paid by consumers presents differences for various voltage levels, i.e. 2.37% and 5.37% for high and low voltage, respectively.

(b.4.4)        Debt acceleration risk

The Company has loan and financing and debenture agreements with covenants usually applicable to such transactions and related to compliance with economic-financial indices, cash generation and others. At December 31, 2017, the Company was compliant with all covenants (Note 15.7) required by its contracts.

(c)                        Other risks

(c.1)              Regulatory risk

The activities of the Company, as well as of its competitors, are regulated and overseen by ANEEL. Any change in the regulatory environment may have an impact on the Company’s activities.

Indicator recovery plan

In 2014 and beginning of 2015, severe weather conditions caused multiple and simultaneous occurrences that interrupted the trend of improvement of the distributors’ quality indicators, mainly the Equivalent Interruption Duration per Consumer Unit (DEC).

At the same time, the regulatory agency requested 18 electric power distributors, including the Company, to implement an Operational Indicator Recovery Plan, instructing them to standardize the service quality in their concession areas. The plan for the recovery of the Company’s indicators was presented to ANEEL on September 18, 2015 and approved by the regulatory agency on December 16, 2015. Following the completion of the plan, the Company reported that it has met 99% of the actions and works of the indicator recovery plan, and only one action was not completed in the initial term due to environmental difficulties.

On July 12, 2017, the Company was informed by ANEEL that, despite the evolution of the service quality, it will participate in the second cycle of the indicator recovery plan, considering that it is still among the 16 distributors that need to improve their service quality. As a result, on August 31, 2017, the Company filed a recovery plan with ANEEL, in order to address the second cycle of recovery of indicators, which is in progress, and was approved by the regulatory agency on December 21, 2017.

At the end of the second cycle of the plan, if the Company does not comply with the indicators, ANEEL may apply the penalties provided for in Administrative Ruling No. 63/2004, which consist of warning, fine and, in extreme cases, intervention in the concession.

Improvements in the regulated quality indicators require additional investments and costs.

(c.2)              Risk of contracting of electricity

The portfolio of electricity contracts for 2017 consists of the following components: Itaipu and PROINFA agreements; Guaranteed Power Output Quota Agreements - CCGF, Angra 1 and 2 Quotas and Agreements for Electric Power Sale in the Regulated Environment - CCEARs.

In accordance with the Decree of the Ministry of Mines and Energy (MME) No. 5163/2004, the contracting of electricity by distribution agents must be through bidding in an auction, and the duration of such agreements (CCEARs) will be established by the MME itself.

The current legislation determines that distribution companies must guarantee the service to one hundred percent of their electricity markets and provides that ANEEL shall consider, in transferring electric power acquisition costs, up to one hundred and five percent of the total amount of electric power acquired in relation to the distributor’s annual supply load.

The Company’s electricity contracting strategy seeks to ensure that the purchase level remains in the range of 100% to 105%, thus minimizing costs with the purchase of electricity required to serve the captive market. Accordingly, a risk management approach was adopted for the purchase of electricity focused on the identification, measurement of volume, prices and supply period, as well as on the use of optimization tools to support the decision to contract electricity.

The uncertainties of the macroeconomic and meteorological scenario have a significant impact on projections of the contracting load. However, the models used guide contracting with acceptable risk levels and over time there is a possibility of adjusting contractual levels.

The main uncertainty factors in the purchase of electricity are related to the projection of the need to acquire new energy in advance of 7 to 3 years, in relation to the beginning of the acquired electricity supply and to the expectation of future prices. Failure to supply to 100% of the market may lead to penalties for shortage of contracted electricity and transfer not in full to the tariffs of costs to purchase electricity in the Short-Term Market. The penalties for failure to service the entire electricity market by the distribution agents will not be applicable in the event of an involuntary contractual exposure recognized by ANEEL.

Additionally, ANEEL will not transfer the electricity acquisition costs to the end consumers’ tariffs, if the contracting level exceeds one hundred and five percent (105%) of the total amount of electricity contracted in relation to the annual supply load of the distribution agent. In the event an involuntary overrun is recognized by ANEEL, the electricity purchase costs will be fully transferred to the tariff even at contracting levels above 105% in relation to the annual supply load.

For the mitigation of risks of over-contracting or deficit (exposure), there are instruments provided for in the regulation, such as (i) adjustment auctions, (ii) MCSD (Mechanism for Offsetting Surpluses and Deficits) of new and existing energy, (iii) bilateral agreements for contractual reduction, (iv) sale of temporary electricity, (v) option to reduce existing energy CCEARs due to the migration of customers to the free market, increases in the acquisition of electricity resulting from contracts entered into prior to Law No. 10848/2004 and other market variations (vi) sale of electricity to the free market in the Surplus Auction, and (vii) recognition of involuntary overrun or exposure.

Pursuant to ANEEL Administrative Ruling No. 453, of October 18, 2011, any involuntary exposure or overrun to which the Distributors may be submitted, for reasons beyond their control, may be transferred to their respective tariffs. This transfer shall be granted, provided the distribution agents use all the mechanisms provided for in the regulations to meet the obligation of contracting their entire electricity market.

In the case of voluntary overrun above the 105% transfer limit, the difference between the sales revenue from such overrun in the short-term market and the cost of electricity purchase is absorbed by the concessionaire and may result in risk or opportunity depending on the electricity price scenario throughout the year.

At the end of 2016, the Company had a contracting level of 110.3%, with an impact above the limit of 105%, equivalent to R$90,105 (monetarily updated amount of R$106,140 at December 31, 2017), in case this is not considered as involuntary over-contracting by ANEEL.

There are two main factors that contributed to such overrun in 2016. The first refers to the participation in the A-1 auction in the regulated environment (CCEAR) held in December 2015, in which the Company compulsorily restored the electricity related to a bilateral agreement with AES Tietê Energia, which expired on December 31, 2015. Under Decree No. 5163, the Company had to purchase at least 96% of its replacement amount, even though it stated in its declaration that it needed a volume lower than the minimum amount. On August 3, 2016, Decree No. 8828 was published, amending Decree No. 5163, and removing the obligation to declare the replacement amounts. The new decree backs the Company’s arguments regarding the requirement for the A-1 auction of December 2015.

Another factor that had a considerable impact on the contracting level is the migration of consumers served by alternative sources to the free market. The right to reduce electricity purchase contracts in case of migration of consumers served by alternative sources to the free market was recognized based on Resolution No. 726/2016, after discussion in Public Hearing No. 85/2013. However, the contractual reduction only applies to contracts entered into in auctions held after the publication of the Resolution; therefore, it was not applicable for the reduction of the contracting level of 2016.

In view of the factors described above, the Company understands, based on a technical opinion prepared by a renowned law firm, that the overrun resulting from the compulsory purchase in the A-1 auction and from the migration of consumers to the free market is involuntary and, therefore, must be fully transferred to its consumers.

The recognition of involuntary overrun referring to the A-1 auction and to special consumers is sufficient to provide a full transfer of overrun costs to tariffs.

In addition, in order to reduce the overrun level, the Company entered into bilateral agreements pursuant to Administrative Ruling No. 711 of 2016, and participated in Mechanisms for Offsetting Surpluses and Deficits — MCSD of existing and new energy. Since 2016, the Company has entered into a number of bilateral agreements and participated in MCSDs almost every month. As a result of these actions, the level electricity contracted in excess at December 31, 2017 is 103.5%, within the regulatory limit.

On April 25, 2017, ANEEL issued a decision on the involuntary overrun of distributors regarding both the A-1 auction and the special consumers. The general decision was to deny the claim, except for special situations of recognition of involuntary overrun, which shall be analyzed by ANEEL based on evidence of maximum effort to reduce the contractual position. The proceeding is still in the evidentiary stage at ANEEL, and now its Executive Board is already recognizing the possibility of both types of overrun being involuntary. The Company maintains its position that the two above-mentioned factors are involuntary overruns.

In the 2017 Tariff Adjustment, ANEEL considered the involuntary overrun component for the 2016 calendar year temporarily, since it is still evaluating the maximum effort individually for each distributor, according to the decision of April 25, 2017.

Although the costs relating to involuntary overrun have been transferred to the tariff, there is a temporary cash mismatch, since they occur at different times. The same effect occurs when there is an increase in electricity purchase costs and industry charges, which may cause the Company to seek financing through working capital.

(c.3)              Social-environmental risk

The implementation and operation of projects for the distribution of electricity use and/or interfere with natural resources and may cause environmental impacts relating to fauna and flora, air emissions, water and soil. Therefore, the Company’s activities are subject to the quality and environmental protection standards established by various environmental laws and regulations that, if violated, may subject the offenders to administrative and criminal sanctions, as well as to the obligation to repair environmental damages at the civil level.

The issue of new stricter laws and regulations or the occurrence of unforeseen events that could result in significant environmental liabilities can have a material adverse effect on the company’s business, not only financially, but also under the operational aspect. According to Law No. 9605 of 1998 - Law on Environmental Crimes, the maximum fine for non-compliance with the environmental law is R$50,000, which may be applied concomitantly with an activity embargo penalty.

In order to be prepared to prevent accidents and respond to emergency situations, and thus prevent or mitigate the adverse impacts of these situations on society and the environment, the Company establishes preparedness procedures and plans and responses to emergencies, keeps in contract with a company specialized in environmental emergencies and is prepared to meet the main emergency scenarios identified in its Environmental Management System certified by ISO 14001:2015. The socio-environmental management of all Company activities focus on pollution prevention, compliance with legislation and continuous improvement of its processes, as well as on the relationship with and education of the population for the safe and efficient use of electric power. The Sustainability Policy consolidates the Company’s commitment to sustainable development and establishes the guidelines for its actions, considering the social, environmental and economic aspects.

The Company also contributes to the sustainable development of society and the country by undertaking the following voluntary commitments: Global Compact, Sustainable Development Goals and the Empresa Amiga da Criança program for children and adolescents.

31                        Supplementary information

31.1              Statements of cash flows

The main transactions that did not impact cash and cash equivalents were the following:

			Unaudited
	Note	2017	2016
PIS and COFINS offset		202,065	21,275
Donations of lines and grids (Addition of financial and intangible assets)		7,493	25,170
Capital increase, according to allocation of income for 12.31.2016		65,857	—
20th issue of debentures - Payment of 9th and 15th issues	15.2 (a3)	514,104	—
CDE offset	10	252,498	236,496
Debenture holder consent premium - Waiver fee	15.6.1	3,084	22,077

The Company classifies interest paid and received as operating activity (interest on debt and short-term investments, among others), except for interest paid which is capitalized as part of the infrastructure construction cost, classified as cash disbursement in investment activities (additions of intangible assets of the concession). Below is a reconciliation of interest payments by activity in the Statements of Cash Flows:

			Unaudited
	Note	2017	2016
Payment of interest in operating activities		377,539	479,630
Payment of interest in investing activities (capitalized interest)	26	11,892	24,323
Interest payment	15.6	389,431	503,953

31.2              Statements of value added

In 2016, the Company invested in social projects in the areas of education, culture, sports and health, inclusive professional training, access to electricity and energy efficiency, social influence with its own financial resources, incentive laws and the Energy Efficiency Program.

In 2017, the Company’s voluntary social actions were managed by AES Brasil Institute, focusing on promoting social innovation. The Company invested in projects of four programs: Education of Citizens, Innovation for Social Development, Conscious Entrepreneurship and Volunteering, with its own funds, and the Energy Efficiency Program.

As disclosed in Note 28.1, since the migration to the Novo Mercado segment, the use of funds in projects of public interest ceased to be the responsibility of AES Brasil Institute and is now managed by the Company.

32                        Environmental investments and expenses

In 2017, the Company maintained its ISO 14001 environmental certification scope and has programs and practices in place that show its responsibility to the environment. In the year ended December 31, 2017, the investments amounted to R$75,355 (R$76,543 at December 31, 2016), of which R$72,174 (R$56,225 at December 31, 2016) was recorded in profit and loss (P&L) for the year and R$3,181 (R$20,318 at December 31, 2016) in investments in property, plant and equipment. The Company actions included management of tree planting in urban areas, waste management, environmental licensing and compensation, management of environmental liabilities, maintenance of green areas, training and communication.

33                        Regulatory financial statements (DCR)

In compliance with Administrative Ruling No. 605 of ANEEL, published on March 11, 2014, and with the closing order No. 4356, of December 22, 2017, the Company will disclose its Regulatory Financial Statements (“DCR”) for the year ended on December 31, 2017 until April 30, 2018 at the website http://ri.eletropaulo.com.br/.

34                        Commitments

At December 31, 2017, the aging list of the Company’s contractual commitments not recognized in the financial statements, with amounts calculated considering the current prices and amounts contracted on that date, is as follows:

Transmission	2018	2019	2020	2021	2022	From 2023 onwards
CTEEP	79,829	79,829	79,829	79,829	79,829	478,974
Distribution System Use Cost - CUSD	10,542	10,542	10,542	10,542	10,542	63,251
Brazil’s National Electric System Operator - ONS	1,439,549	1,486,460	1,502,278	1,265,411	1,265,411	7,592,469
Itaipu / Furnas	201,943	201,943	201,943	201,943	201,943	1,009,714
Total	1,731,863	1,778,774	1,794,592	1,557,725	1,557,725	9,144,408

Operating lease	2018	2019	2020	2021	2022	From 2023 onwards
Properties	18,418	17,602	16,252	15,181	13,910	48,816
Other rents	2,302	1,594	693	693	462	—
Total	20,720	19,196	16,945	15,874	14,372	48,816

The contractual commitments for the purchase of electricity as at December 31, 2017, including the amounts approved annually by ANEEL (Itaipu, Proinfa, Angra and guaranteed power output quotas), are shown below (in MWh):

Energy purchase agreement - MWh	2018	2019	2020	2021	2022	From 2023 onwards
Itaipu	8,736,412	8,638,748	8,381,440	8,077,649	7,985,345	47,983,110
PROINFA	837,848	837,848	837,848	837,848	837,848	2,513,544
CCEAR Auction (Hydroelectric Company):	10,880,478	8,559,975	8,761,844	8,740,023	8,740,023	236,074,077
CCEAR Auction (Thermal Company):	5,550,014	6,200,680	6,916,335	7,269,862	7,269,871	91,876,419
CCEAR Auction (Other):	1,728,269	2,228,226	2,272,475	2,266,266	2,266,266	61,226,369
Angra 1 and 2 (Nuclear Company):	1,631,309	1,631,309	1,631,309	1,631,309	1,631,309	32,626,173
Physical guarantee units of interest	9,699,269	9,673,726	9,781,457	9,835,746	9,836,322	9,836,898
Total	39,063,599	37,770,512	38,582,708	38,658,703	38,566,984	482,136,590

The Company has further commitments relating to industry charges, such as: Energy Development Account (CDE), and the Electric Power Service Inspection Fee (TFSEE), whose amounts are also approved by ANEEL (Note 23).

The Company does not have guarantees provided to third parties and lines of credit approved and not drawn down at December 31, 2017, except for the line of credit mentioned in Note 15.1.

35                        Events after the reporting period

35.1              Loans, financing and debentures obtained after December 31, 2017

The debts listed below were obtained between the closing date of the year ended December 31, 2017 and the date of approval of these financial statements:

Description	Inflow amount	Issue date	Contractual rate p.a.	Amortization and payment of interest	Maturity	Purpose	Guarantees
22nd Issue	R$ 300,000	January 8, 2018	CDI + 2,00% Until July 2018	Monthly as from August 2018, according to payment flow	January 2019	Investments, working capital reinforcement (bridge loan for Finem)	Receivables
CDI + 2.30% As from August 2018

FINEM - Sub-loan A (3rd protocol) FINEM - Sub-loan B and C (3rd protocol)	R$ 52,000 R$ 46,216	January 9, 2018	SELIC + 4.69% TJLP + 4.43%	Monthly as from April 2018, according to payment flow	March 2022	Implementation of the investment program aiming at the expansion of and improvements in the electricity distribution system	Receivables